UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

ISSUER IDENTIFICATION

YEAR-END DATE	31/12/2019

Tax Identification No. [C.I.F.] A48265169

Company Name: Banco Bilbao Vizcaya Argentaria, S.A.

Registered Office: 4 Plaza de San Nicolás, 48005 Bilbao (Biscay)

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNUAL CORPORATE GOVERNANCE REPORT

OF LISTED COMPANIES

A. OWNERSHIP STRUCTURE

A.1 Fill in the following table on the company’s share capital:

Date of last modification	Share capital (EUR)	Number of shares	Number of voting rights
24/04/2017	EUR 3,267,264,424.20	6,667,886,580	6,667,886,580

Indicate if there are different share classes with different rights associated with them:

NO

A.2 Detail the direct and indirect holders of significant shareholdings in your company at financial year-end, excluding directors:

Name or corporate name of the shareholder	% of voting rights attached to shares		% of voting rights through financial instruments		Total % of voting rights
	Direct	Indirect	Direct	Indirect
Blackrock, Inc.		5.48%	0.44%		5.92%

Details of indirect participation:

Name or corporate name of indirect shareholder	Name or corporate name of direct shareholder	% of voting rights attached to shares	% of voting rights through financial instruments	Total % of voting rights

Remarks

State Street Bank and Trust Co., The Bank of New York Mellon S.A.N.V. and Chase Nominees Ltd., as international custodian/depositary banks, hold, as of 31 December 2019, 11.68%, 2.03% and 6.64% of BBVA’s share capital, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of the BBVA share capital.

Communication of significant shareholdings to the CNMV (Spanish National Securities Market Commission): On 18 April 2019, Blackrock, Inc. informed the CNMV that it had an indirect holding of 5.917% of BBVA’s share capital, through the company Blackrock, Inc.

Indicate the most significant changes in the shareholder structure during the financial year:

Name or corporate name of the shareholder	Date of transaction	Description of transaction

A.3 Fill in the following tables with the members of the company’s Board of Directors with voting rights on company shares:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name or corporate name of the director	% of voting rights attached to shares		% of voting rights through financial instruments		Total % of voting rights	% of voting rights that can be transferred through financial instruments
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Carlos Torres Vila	0.00	0.00	0.00	0.00	0.01	0.00	0.00
Onur Genç	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Tomás Alfaro Drake	0.00	0.00	0.00	0.00	0.00	0.00	0.00
José Miguel Andrés Torrecillas	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Jaime Félix Caruana Lacorte	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Belén Garijo López	0.00	0.00	0.00	0.00	0.00	0.00	0.00
José Manuel González-Páramo Martínez-Murillo	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Sunir Kumar Kapoor	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Carlos Loring Martínez de Irujo	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Lourdes Máiz Carro	0.00	0.00	0.00	0.00	0.00	0.00	0.00
José Maldonado Ramos	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ana Cristina Peralta Moreno	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Juan Pi Llorens	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Susana Rodríguez Vidarte	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Jan Paul Marie Francis Verplancke	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total % of voting rights held by the Board of Directors							0.02%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Details of indirect participation:

Name or corporate name of the director	Name or corporate name of direct shareholder	% of voting rights attached to shares	% of voting rights through financial instruments	Total % of voting rights	% of voting rights that can be transferred through financial instruments

A.4 Where applicable, indicate any family, commercial, contractual or corporate relationships between holders of significant shareholdings, insofar as the company is aware of them, unless they are of little relevance or due to ordinary trading or exchange activities, except those described in section A.6:

Name of related person or company	Type of relationship	Brief description

A.5 Where applicable, indicate any commercial, contractual or corporate relationships between holders of significant shareholdings and the company and/or its group, unless they are of little relevance or due to ordinary trading or exchange activities:

Name of related person or company	Type of relationship	Brief description

A.6 Describe the relationships, unless insignificant for the two parties, that exist between significant shareholders or shareholders represented on the Board and directors, or their representatives in the case of proprietary directors.

Explain, as the case may be, how the significant shareholders are represented. Specifically, state those directors appointed to represent significant shareholders, those whose appointment was proposed by significant shareholders or who were linked to significant shareholders and/or their group companies, and specify the nature of the relationships. In particular, indicate, where applicable, the existence, identity and position of board members—or their representatives—of the listed company who are members—or representatives of members—of the management body of companies that hold significant shareholdings in the listed company or of companies of said significant shareholders’ groups.

Name or corporate name of linked director or representative	Name or corporate name of linked holder of significant shareholdings	Name of the company of the significant shareholder’s group	Description of relationship/ position

A.7 Indicate whether the company has been informed of any shareholder agreements that may affect it, as set out under Articles 530 and 531 of the Corporate Enterprises Act. Where applicable, briefly describe them and list the shareholders bound by such agreement:

NO

Indicate whether the company is aware of the existence of concerted actions by its shareholders. If so, describe them briefly:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NO

If there has been any amendment or breaking-off of said pacts or agreements or concerted actions in the financial year, indicate this expressly:

A.8 Indicate whether any legal or natural person exercises or may exercise control over the company pursuant to Article 5 of the Securities Exchange Act. If so, identify them:

NO

A.9 Fill in the following tables regarding the company’s treasury shares:

At financial year-end:

Number of direct shares	Number of indirect shares (*)	Total % of share capital
0	12,617,189	0.19%

(*)	Through:

Name or corporate name of direct holder of shareholding	Number of direct shares
Corporación General Financiera, S.A.	12,617,189

Total:	12,617,189

Give details of any significant changes that have occurred during the financial year:

Explain the significant changes

In 2019, four communications regarding treasury shares were sent, as the acquisitions had exceeded the 1% threshold. The communications were as follows:

•

Communication date: 16/01/2019. A total of 5,465,501 direct shares and 44,085,788 indirect shares were kept as treasury shares, representing a total of 0.743% of the share capital. This communication was made after acquisitions exceeded the 1% threshold.

•

Communication date: 27/03/2019. A total of 5,767,796 direct shares and 23,568,447 indirect shares were kept as treasury shares, representing a total of 0.440% of the share capital. This communication was made after acquisitions exceeded the 1% threshold.

•

Communication date: 28/06/2019. A total of 2,056,497 direct shares and 15,633,396 indirect shares were kept as treasury shares, representing a total of 0.265% of the share capital. This communication was made after acquisitions exceeded the 1% threshold.

•

Communication date: 25/09/2019. A total of 534,400 direct shares and 15,616,967 indirect shares were kept as treasury shares, representing a total of 0.242% of the share capital. This communication was made after acquisitions exceeded the 1% threshold.

A.10 Describe the conditions and term of the current mandate of the General Meeting for the Board of Directors to issue, buy back and transfer treasury shares.

•

BBVA’s Annual General Shareholders’ Meeting held on 17 March 2017, under item three of the agenda, passed a resolution to delegate to the Board of Directors the power to increase share capital for a period of five years up to a maximum amount corresponding to 50% of BBVA’s share capital on

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

the date of such authorisation. This can be done on one or several occasions, to the amount that the Board resolves, by issuing new shares of any kind allowed by law, with or without an issue premium, the counter-value of said shares comprising cash considerations. The authorisation includes the setting out of the terms and conditions of the share capital increase in any respect not provided for in the resolution, and delegation to the Board of a power to wholly or partly exclude pre-emptive subscription rights in relation to any share capital increase carried out by virtue of the resolution when so demanded by the corporate interest and in compliance with the applicable legal requirements. However, this power was limited insofar as the nominal amount of the capital increases resolved upon or actually carried out with an exclusion of the pre-emptive subscription right by virtue of the above delegation or resolved upon or executed to accommodate the conversion of ordinarily convertible issues that are also carried out with an exclusion of the pre-emptive subscription right in the exercise of the delegated power to issue convertible securities granted by the General Shareholders’ Meeting, under item five of the agenda, may not exceed the maximum nominal amount, as a whole, of 20% of BBVA’s share capital at the time of delegation. This limit does not apply to issues of contingently convertible securities.

To date, BBVA has not adopted any resolution using this delegated power.

•

BBVA’s Annual General Shareholders’ Meeting held on 17 March 2017, under the fifth item on the agenda, delegated to the Board of Directors the power to issue securities that are convertible into newly issued BBVA shares, on one or more occasions within a maximum term of five years, up to a total combined maximum amount of EUR 8,000,000,000 or its equivalent in any other currency; the Board may likewise resolve upon, set and determine each and every one of the terms and conditions of the issues carried out by virtue of that delegated power, determine the basis and mode of conversion, and resolve upon, set and determine the conversion ratio, which may be fixed or variable. Moreover, the General Meeting resolved to delegate to the Board the power to totally or partially exclude pre-emptive subscription rights over any issue of convertible securities that may be made hereunder, when the corporate interest so requires, in compliance with any legal requirements established to this end. However, this power was limited in so far as the normal amount of the capital increases resolved upon or actually carried out to accommodate the conversion of ordinarily convertible issues executed by virtue of that delegated power with an exclusion of the pre-emptive subscription right, and those resolved upon or executed also with an exclusion of the pre-emptive subscription right in the exercise of the delegated power to increase share capital granted by the General Meeting, under item four of the Agenda, may not exceed the maximum nominal amount, as a whole, of 20% of BBVA’s share capital at the time of delegation. This limit does not apply to issues of contingently convertible securities.

Through the aforementioned delegation, BBVA made five issuances of contingently convertible perpetual securities (Additional Tier 1 capital instruments), without pre-emptive subscription rights. In particular: two issuances were made in 2017, for amounts of EUR 500 million and USD 1 billion; one issuance were made in 2018, for an amount of EUR 1 billion; and two issuances were made in 2019, for amounts of EUR 1 billion and USD 1 billion.

•

BBVA’s Annual General Shareholders’ Meeting held on 16 March 2018, under the third item of the agenda, resolved to grant BBVA the authority, whether directly or through any of its subsidiaries, and for a period of no more than five years, at any time and on as many occasions as it deems necessary, to derivatively acquire BBVA shares by any means permitted by law, including charging the acquisition to the profits for the financial year and/or to freely available reserves, as well as to later divest the acquired shares by any means permitted by law. The derivative acquisition of shares is to be carried out, in all cases, in accordance with the conditions established by the applicable legislation or by the competent authorities and, in particular, with the following conditions: (i) the nominal value of the treasury stock acquired, whether directly or indirectly, by means of this authorisation, when added to that already held by BBVA and its subsidiaries, may not exceed 10% of the subscribed share capital of BBVA or, where appropriate, the maximum amount permitted under the applicable legislation; and (ii) the acquisition price per share may not be lower than the nominal value of the share, and must be

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

under 10% higher than the share price or any other price associated with the shares at the time that they are acquired. The aforementioned General Shareholders’ Meeting also expressly authorised that the shares acquired by BBVA or any of its subsidiaries may, through the foregoing authorisation, be partially or totally set aside for workers or directors of BBVA or its subsidiaries, either directly or as a result of them exercising any option rights that they may hold.

A.11 Estimated floating capital:

%
Estimated floating capital	93.87

Remarks

This estimated floating BBVA capital has been calculated by deducting, from the share capital, the capital held by the direct and indirect holders of significant shares (section A.2), the members of the Board of Directors (section A.3) and the capital held in treasury shares (section A.9), as of 31 December 2019, in accordance with the instructions to complete the Annual Corporate Governance Report.

A.12 Indicate whether there is any restriction (statutory, legislative or of any other kind) on the transferability of securities and/or any restriction on voting rights. In particular, report the existence of any restrictions that might hinder the takeover of the company through the purchase of its shares on the market, as well as any authorisation or prior communication regimes that are applicable to the purchase or transfer of the company’s financial instruments in accordance with sector legislation.

NO

A.13 Indicate whether the General Meeting has agreed to adopt measures to neutralise a public takeover bid, pursuant to Act 6/2007.

NO

If so, explain the measures approved and the terms under which the restrictions would be rendered effective:

A.14 Indicate whether the company has issued securities that are not traded on a regulated market in the EU. YES

Where applicable, indicate the different share classes, and the rights and obligations that each share class confers.

Indicate the different share classes

All the shares in BBVA’s share capital are of the same class and series, and confer the same political and economic rights. There are no different voting rights for any shareholder. There are no shares that do not represent capital.

The Bank’s shares are admitted to trade on the stock exchanges in Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Exchange Interconnection System (Continuous Market), as well as on the stock exchanges in London and Mexico. BBVA’s American Depositary shares (ADS) are traded on the New York stock exchange.

B GENERAL SHAREHOLDERS’ MEETING

B.1 Indicate, giving details where applicable, whether there are any deviations from the minimum standards established under the Corporate Enterprises Act (CEA) with respect to the quorum for holding the General Meeting.

YES

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

	% required for quorum if different to that set out in art. 193 of the CEA for general circumstances	% required for quorum if different to that set out in art. 194 of the CEA for special circumstances
Quorum on first call	0.00%	66.66%
Quorum on second call	0.00%	60.00%

Description of the differences

Article 194 of the Corporate Enterprises Act establishes that in order for a General Meeting (whether ordinary or extraordinary) to validly resolve to increase or reduce capital or make any other amendment to the bylaws, bond issuance, the suppression or limitation of pre-emptive subscription rights over new shares, or the transformation, merger or spin-off of the company or global assignment of assets and liabilities or the offshoring of domicile, the shareholders present and represented on first calling must own at least 50% of the subscribed capital with voting rights.

On second calling, 25% of said capital will be sufficient.

Notwithstanding the foregoing, Article 25 of the BBVA Bylaws requires a super quorum of members representing two thirds of the subscribed capital with voting rights on first calling, and 60% of the subscribed capital on second calling, for the valid adoption of resolutions on the following matters: re-definition of the corporate purpose; the transformation, total spin-off or winding up of the Company; and the modification of the statutory article defining this super quorum.

B.2 Indicate, giving details where applicable, whether there are any deviations from the minimum standards established under the Corporate Enterprises Act (CEA) for the adoption of corporate resolutions:

NO

B.3 Indicate the rules applicable to amendments to the company bylaws. In particular, report the majorities established to amend the bylaws, and the rules, if any, to safeguard shareholders’ rights when amending the bylaws.

Article 30 of the BBVA Company Bylaws establishes that the General Shareholders’ Meeting is empowered to amend the Company Bylaws and to confirm or rectify the manner in which they are interpreted by the Board of Directors.

To such end, the rules established under Articles 285 et seq. of the Corporate Enterprises Act shall apply.

The above paragraph notwithstanding, Article 25 of the BBVA Bylaws establishes that in order to validly adopt resolutions regarding any change to the corporate purpose, transformation, total spin-off or winding up of the Company and amendment of the second paragraph of said Article 25, two thirds of the subscribed capital with voting rights must attend the General Meeting on first calling, and 60% of said capital on second calling.

As regards the procedure for amending the Bylaws, Article 4.2 c) of Spanish Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions, establishes that the Bank of Spain shall be responsible for authorising the amendments to the bylaws of credit institutions as set out by regulations.

Hence, Article 10 of Royal Decree 84/2015, of 13 February, implementing Act 10/2014, stipulates that the Bank of Spain shall make a decision within two months following receipt of the request for amendment of the Bylaws and that said request must be accompanied by certified minutes recording the agreement, a report substantiating the proposal drawn up by the board of directors and draft new bylaws, identifying the cited amendments.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Notwithstanding the foregoing, Article 10 of Royal Decree 84/2015 establishes that no prior authorisation from the Bank of Spain is required, though the latter must be notified for the purposes of entry in the Registro de Entidades de Crédito (Spanish register of credit institutions), for amendments with the following purposes:

•	Change of the registered office within the national territory.

•	Share capital increase.

•	Verbatim incorporation into the bylaws of legal or regulatory precepts of a mandatory or prohibitive nature, or for the purpose of complying with legal or administrative decisions.

•	Those amendments for which the Bank of Spain, in response to a prior enquiry made by the affected bank, deems that authorisation is not required due to their little relevance.

This communication must be made within 15 working days following the adoption of the by-laws amendment resolution.

Finally, as a significant entity, BBVA is under the direct supervision of the European Central Bank (ECB) in cooperation with the Bank of Spain under the Single Supervisory Mechanism, so the authorisation of the Bank of Spain mentioned above will be submitted to the European Central Bank, prior to its resolution by the Bank of Spain.

B.4 Give details of attendance at General Shareholders’ Meetings held during the financial year of this report and the previous two financial years:

	Attendance data
			% distance voting
Date of General Meeting	% physically present	% present by proxy	Electronic vote	Other	Total
15/03/2019	1.77%	38.95%	0.92%	22.79%	64.43%
Of which is floating capital:	1.75%	33.03%	0.92%	22.79%	58.49%
16/03/2018	1.71%	40.47%	0.23%	22.13%	64.54%
Of which is floating capital:	1.62%	34.53%	0.23%	22.13%	58.51%
17/03/2017	1.89%	38.68%	0.19%	22.95%	63.71%
Of which is floating capital:	1.81%	33.07%	0.19%	22.95%	58.02%

B.5 Indicate whether there were any items on the agenda that were not approved by shareholders for any reason, for all meetings that took place in the financial year.

NO

B.6 Indicate if there is any statutory restriction that sets out a minimum number of shares required to attend the General Meeting or vote remotely:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

YES

Number of shares required to attend the General Meeting	500
Number of shares required to vote remotely	1

Remarks

Article 23 of the BBVA Bylaws establishes that holders of 500 shares or more may attend ordinary and extraordinary General Shareholders’ Meetings, provided that their shares are registered at least five days prior to such a meeting, in the corresponding accounting record, in accordance with the Securities Exchange Act and other applicable provisions.

Holders of fewer shares may group together until they have at least that number, and name a representative.

However, there is no minimum number of shares required to vote remotely. Pursuant to the provisions of Article 8 of BBVA’s Regulations of the General Shareholders’ Meeting, shareholders may vote by proxy, by post, electronically or by any other means of remote communication, provided that the voter’s identity is duly guaranteed. In terms of the constitution of the General Shareholders’ Meeting, shareholders who vote remotely will be counted as present.

B.7 Indicate whether it has been established that certain decisions, other than those set out by law, involving an acquisition, disposal, the allocation of essential assets to another company or a similar corporate transaction, must be submitted to the General Shareholders’ Meeting for approval.

NO

B.8 Indicate the address and means of access through the company website to information on corporate governance and other information on the general meetings that must be made available to shareholders on the company’s website.

Information on corporate governance and the Company’s general meetings can be accessed via the Banco Bilbao Vizcaya Argentaria, S.A. company website, www.bbva.com, in the Shareholders and Investors – Corporate Governance and Remuneration Policy section (https://accionistaseinversores.bbva.com/gobierno-corporativo-y-politica-de-remuneraciones/ ).

C COMPANY MANAGEMENT STRUCTURE

C.1 Board of directors

C.1.1 Maximum and minimum number of directors established in the bylaws and the number set by the general meeting:

Maximum number of directors	15
Minimum number of directors	5
Number of directors set by the general meeting	15

Remarks

In accordance with the provisions of Article 34, Paragraph 2 of the Bylaws, the General Shareholders’ Meeting, held on 15 March 2019, resolved to set the total number of directors on the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. at 15.

C.1.2 Fill in the following table on the board members:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name or corporate name of the director	Representative	Directorship type	Position on the Board	Date of first appointment	Date of most recent appointment	Election procedure

Carlos Torres Vila	—	Executive	Chairman	04/05/2015	15/03/2019	Resolution of the General Shareholders’ Meeting

Onur Genç	—	Executive	Chief Executive Officer	20/12/2018	15/03/2019	Resolution of the General Shareholders’ Meeting

Tomás Alfaro Drake	—	Other external	Director	18/03/2006	17/03/2017	Resolution of the General Shareholders’ Meeting

José Miguel Andrés Torrecillas	—	Independent	Deputy Chair	13/03/2015	16/03/2018	Resolution of the General Shareholders’ Meeting

Jaime Félix Caruana Lacorte	—	Independent	Director	16/03/2018	—	Resolution of the General Shareholders’ Meeting

Belén Garijo López	—	Independent	Director	16/03/2012	16/03/2018	Resolution of the General Shareholders’ Meeting

José Manuel González- Páramo Martínez- Murillo	—	Executive	Director	29/05/2013	17/03/2017	Resolution of the General Shareholders’ Meeting

Sunir Kumar Kapoor	—	Independent	Director	11/03/2016	15/03/2019	Resolution of the General Shareholders’ Meeting

Carlos Loring Martínez de Irujo	—	Other external	Director	28/02/2004	17/03/2017	Resolution of the General Shareholders’ Meeting

Lourdes Máiz Carro	—	Independent	Director	14/03/2014	17/03/2017	Resolution of the General Shareholders’ Meeting

José Maldonado Ramos	—	Other external	Director	28/01/2000	16/03/2018	Resolution of the General Shareholders’ Meeting

Ana Cristina Peralta Moreno	—	Independent	Director	16/03/2018	—	Resolution of the General Shareholders’ Meeting

Juan Pi Llorens	—	Independent	Lead Director	27/07/2011	16/03/2018	Resolution of the General

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Shareholders’ Meeting

Susana Rodríguez Vidarte	—	Other external	Director	28/05/2002	17/03/2017	Resolution of the General Shareholders’ Meeting

Jan Paul Marie Francis Verplancke	—	Independent	Director	16/03/2018	—	Resolution of the General Shareholders’ Meeting

Total number of directors	15

Indicate any appointment terminations, as a result of resignation, dismissal or any other reason, that have occurred on the Board of Directors during the reporting period:

Name or corporate name of the director	Directorship type at the time of termination	Date of most recent appointment	Termination date	Specialist committees of which the director was a member	Indicate whether the termination occurred before the end of the mandate

Cause of the termination and other remarks

C.1.3 Fill in the following tables on the board members and their directorship type:

EXECUTIVE DIRECTORS

Name or corporate name of the director	Position within the company’s organisation structure	Profile
Carlos Torres Vila	Chairman

Chairman of the BBVA Board of Directors. He was Chief Executive Officer of BBVA from May 2015 to December 2018, Head of Digital Banking from 2014 to 2015 and Head of Corporate Development & Strategy from 2008 to 2014.

In addition, he previously held positions of responsibility in other companies, such as Chief Financial Officer, Director of Corporate Strategy and member of the Executive Committee of Endesa, as well as partner at McKinsey & Company.

He completed his studies in Electrical Engineering (BSc) at the Massachusetts Institute of Technology (MIT), where he also received a degree in Business Administration. He holds a master’s degree in Management (MS) from the MIT Sloan School of Management and also a Law degree from the National Distance Education University (UNED).

Onur Genç	Chief Executive Officer	Chief Executive Officer of BBVA. He served as President and CEO of BBVA Compass and BBVA Country Manager in the U.S. from 2017 to December 2018, as

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

well as Deputy CEO and Executive Vice President at Garanti BBVA between 2012 and 2017.

He has also held positions of responsibility at McKinsey & Company (in the Turkey, Canada, Netherlands and United Kingdom offices), having previously been a Senior Partner and Manager of its Turkish office.

He holds a degree in Electrical Engineering (BS) from the University of Boğaziçi in Turkey and a master’s degree in Business Administration (MSIA/MBA) from Carnegie Mellon University in the USA.

José Manuel González-Páramo Martínez- Murillo	Head of Global Economics and Public Affairs

Executive Director and Head of Global Economics and Public Affairs of BBVA.

He is Chairman for Europe of the Trans-Atlantic Business Council, Chairman of the Fundación Consejo España-Perú, Chairman of European DataWarehouse GmbH and Professor at IESE Business School.

He has been a member of various organisations, including the Executive Committee and the Governing Council of the European Central Bank, the Governing Council and the Executive Committee of the Bank of Spain and the Committee on the Global Financial System of the Bank for International Settlements.

He has a Ph.D., M.Phil. and M.A. in Economics from Columbia University in New York and a Ph.D. in Economics from the Complutense University of Madrid. He has also been awarded an honorary doctorate by the University of Malaga and is a member of the European Academy of Sciences and Arts and a full member of the Royal Academy of Moral and Political Sciences.

Total number of executive directors	3
% of all directors	20%

EXTERNAL PROPRIETARY DIRECTORS

EXTERNAL INDEPENDENT DIRECTORS

Name or corporate name of the director	Profile
José Miguel Andrés Torrecillas

Deputy Chair of the BBVA Board of Directors.

His professional career began at Ernst & Young as General Managing Partner of Audit and Advisory Services and Chairman of Ernst & Young Spain until 2014.

He has been a member of various organisations such as the ROAC (Registro Oficial de Auditores de Cuentas — official registry of auditors), the REA (Registro de Economistas Auditores — registry of economic auditors), the Junta Directiva del Instituto Español de Analistas Financieros (Spanish Institute of Financial Analysts Management Board), Fundación Empresa y Sociedad (Business and Society Foundation), Instituto de Censores Jurados de Cuentas de España (Spanish Institute of Chartered Accountants), Consejo Asesor del Instituto de Auditores Internos (Advisory Board of the Institute of Internal Auditors) and the Institute of Chartered Accountants in England & Wales (ICAEW).

He holds a degree in Economic and Business Sciences from the Complutense University of Madrid and post-graduate studies in

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Jaime Félix Caruana Lacorte

Management Programs from IESE, Harvard and IMD.

He has been General Manager of the Bank of International Settlements (BIS), Director of the Monetary and Capital Markets Department and Financial Counsellor and General Manager of the International Monetary Fund (IMF), Chairman of the Basel Committee on Banking Supervision, Governor of the Bank of Spain and member of the Governing Council of the European Central Bank, among other positions. He is a member of the Group of Thirty (G-30) and Trustee of the Spanish Aspen Institute Foundation.

He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and is a Commercial Technician and State Economist.

Belén Garijo López

She is a member of the Merck Group Executive Board and CEO of Merck Healthcare, a member of the L’Oréal Board of Directors and Chair of the International Senior Executive Committee (ISEC) of Pharmaceutical Research and Manufacturers of America (PhRMA). She has held various positions of responsibility at Abbott Laboratories, Rhône-Poulenc, Aventis Pharma and Sanofi Aventis.

She is a graduate in Medicine from the University of Alcalá de Henares in Madrid and a specialist in Clinical Pharmacology at Hospital de la Paz, Autonomous University of Madrid. She also holds a master’s degree in Business and Management from the Ashridge Management School (UK).

Sunir Kumar Kapoor

He is involved in a range of technology companies in Silicon Valley and Europe, and is Operating Partner at Atlantic Bridge Capital, independent director at Stratio, director at iQuate Limited and mCloud consultant.

He has been Manager of Business Enterprise EMEA for Microsoft Europe and Director of Worldwide Business Strategy for Microsoft Corporation. Among other roles, he was previously Executive Vice President and Chief Marketing Officer of Cassatt Corporation and Chair and CEO of UBmatrix Incorporated.

He holds a Bachelor’s in Physics from the University of Birmingham and a Master’s in Computer Systems from Cranfield Institute of Technology.

Lourdes Máiz Carro

She was Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España until April 2016. She has also been a director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias — Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial — Official Credit Institution), Aldeasa and Banco Hipotecario.

She worked in Research, giving classes in Metaphysics and Theory of Knowledge at the Complutense University of Madrid for five years. She became State Attorney and held various positions of responsibility in Public Administration, including General Director of Administrative Organisation, Job Positions and I.T. (Ministry of Public Administrations), General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) at the Ministry of Economy and Finance and Technical General Secretariat of the Ministry of Agriculture, Fisheries and Food.

She holds degrees in Law and Philosophy and Education Sciences as well as a Ph.D. in Philosophy.

Ana Cristina Peralta Moreno	She is independent director and chair of the Audit and Control Committee at Grenergy Renovables and independent director of Inmobiliaria Colonial, Socimi, S.A.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

She was previously Chief Risk Officer and a member of the Bankinter Management Committee, and Chief Risk Officer and member of the Banco Pastor Management Committee. She has also held various positions in a number of financial entities, notably serving as independent director of Deutsche Bank SAE, as well as Chair of the Audit and Risk Committee and of the Appointments Committee of this company, independent director at Banco Etcheverría, Chair of the Risk Committee and member of the Audit and Regulatory Compliance Committee of this company, independent director of Grupo Lar Holding Residencial, S.A.U. and Grupo Lar Unidad Terciario, S.L.U., and Senior Advisor at Oliver Wyman Financial Services.

She is a graduate in Economic and Business Sciences from Complutense University of Madrid. She also has a master’s degree in Economic-Financial Management from the Centro de Estudios Financieros (CEF), Program for Management Development (PMD) at Harvard Business School and PADE (Programa de Alta Dirección de Empresas – senior management programme) at IESE.

Juan Pi Llorens

Lead Director of BBVA.

He is currently a non-executive director at Oesia Networks, S.L. and Tecnobit, S.L.U. (Grupo Oesía).

He has had a professional career at IBM holding various senior positions at a national and international level, including Vice President of Sales at IBM Europe, Vice President of Technology & Systems at IBM Europe and Vice President of the Financial Services Sector in the Growth Markets Units (GMU) in China. He was also Executive Chairman of IBM Spain.

He holds a degree in Industrial Engineering from the Universidad Politécnica de Barcelona and completed the PDG (Programa en Dirección General – general management programme) at IESE.

Jan Paul Marie Francis Verplancke

His has been Chief Information Officer (CIO) and Head of Technology and Banking Operations at Standard Chartered Bank, Vice President of Technology and CIO for EMEA at Dell, as well as Vice President and Chief of Architecture and Vice President of Information of the Youth Category at Levi Strauss.

He holds a bachelor’s degree in Science, specialising in Computer Science, from the Programming Centre of the North Atlantic Treaty Organization (NATO) in Belgium.

Total number of independent directors	8
% of all directors	53.33%

Indicate whether any director considered an independent director is receiving from the company or from its group any amount or benefit under any item that is not the remuneration for their directorship, or maintains or has maintained over the last financial year a business relationship with the company or any company in its group, whether in their own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such a relationship.

Where applicable, include a reasoned statement from the board with the reasons why it deems that this director can perform their duties as an independent director.

Name or corporate name of the director	Description of the relationship	Reasoned statement

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

OTHER EXTERNAL DIRECTORS

Identify all other external directors and explain why these cannot be considered proprietary or independent directors, and detail their relationships with the company, its executives or shareholders:

Name or corporate name of the director	Reasons	Company, executive or shareholder to which related	Profile
Tomás Alfaro Drake	Tomás Alfaro Drake has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

He is Director of Internal Development and Professor of the Finance Department at Universidad Francisco de Vitoria.

He has held positions such as Director of the bachelor’s degree in Business Management and Administration, of the Diploma in Business Sciences and of the degrees in Marketing and in Business Management and Administration at Universidad Francisco de Vitoria, among others.

He holds a bachelor’s degree in Engineering from the Higher Technical School of Engineering (ICAI) at the Comillas Pontifical University and a master’s degree in Economics and Business Management (MBA) from IESE.

Carlos Loring Martínez de Irujo	Carlos Loring Martínez de Irujo has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

He has been partner and member of the Management Committee of Garrigues law firm, where he performed the roles of Director of Mergers and Acquisitions and of Banking and Capital Markets, and was responsible for advising large listed companies.

He holds a Law degree from Complutense University of Madrid.

José Maldonado Ramos	José Maldonado Ramos has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

Over the course of his professional career, he has held the positions of Secretary of the Board of Directors at a number of companies, most notably as Secretary General of Argentaria, before taking up the position of Secretary General of BBVA. He took early retirement as a Bank executive in December 2009.

He holds a Law degree from Complutense University of Madrid. In 1978, he became State Attorney.

Susana Rodríguez Vidarte	Susana Rodríguez Vidarte has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

She has been Professor of Strategy at the Faculty of Economics and Business Administration at the University of Deusto and a non-practising member of the Institute of Accounting and Accounts Auditing.

She was Dean of the Faculty of Economics and Business Administration at the University of Deusto, Director of the Postgraduate Area and Director of the Instituto Internacional de Dirección de Empresas (INSIDE).

She holds a Ph.D. in Economic and Business Sciences from Deusto University.

Total number of other external directors	4
% of all directors	26.67%

Indicate any changes that may have occurred during the period in the directorship type of each director:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name or corporate name of the director	Date of change	Previous type	Current type

Remarks

C.1.4 Fill in the following table with information regarding the number of female directors over the last four financial years and their directorship types:

	Number of female directors				% of all directors of each type
	Financial year 2019	Financial year 2018	Financial year 2017	Financial year 2016	Financial year 2019	Financial year 2018	Financial year 2017	Financial year 2016
Executive	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	3	3	2	2	37.5%	37.5%	33.33%	25%
Other external	1	1	1	1	25%	25%	25%	25%

Total:	4	4	3	3	26.67%	26.67%	23.08%	20%

C.1.5 Indicate whether the company has diversity policies for the company’s board of directors with regard to issues such as age, gender, disabilities, or professional training and experience. In accordance with the definition given in the Spanish Account Auditing Act, small and medium-sized companies will have to report, at a minimum, the policy that they have agreed in regard to gender diversity.

YES

If yes, please outline these diversity policies, their objectives, their measures, the way in which they have been applied and the results thereof in this financial year. Any specific measures adopted by the board of directors and the appointments committee to attain a balanced and diverse representation of directors must also be indicated.

If the company does have a diversity policy, explain the reason for this.

Outline of the policies, their objectives, their measures, the way in which they have been applied and the results thereof

The composition of the Board of Directors is a key element of BBVA Corporate Governance System. As such, it must help the corporate bodies to adequately perform their management and oversight functions, providing different viewpoints and opinions, fostering debate, analysis and critical review of the proposals submitted for its consideration.

Thus, the Board of Directors currently consists of a combination of people with wide experience and knowledge of the financial and banking sector, with directors with experience and knowledge of different matters that are of interest to the Bank and Group (such as auditing, digital business and technology, legal and academic fields or multinational businesses), overall achieving adequate balance and diversity in its composition, allowing for a better operation.

For this purpose, the Regulations of the Board of Directors establishes as a general principle that directors must meet the suitability requirements to perform their role and they must therefore display a recognised business and professional reputation, have the adequate knowledge and experience to carry out their duties and be in a position to exercise good governance of the Company. The composition of the Board shall seek

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

to ensure adequate representation of the under-represented gender, an ample majority of non-executive directors over executive directors and that at least one third of the Board are independent directors.

Similarly, as part of the provisions of the Regulations of the Board of Directors, BBVA has a Policy for the selection, appointment, rotation and diversity of its Board members (the “Selection Policy”), which has been approved by the Board of Directors and contains the principles and the specific procedure for selecting, appointing and rotating the Bank’s directors and the requirements for performing the role of BBVA director. The Selection Policy states that the selection, appointment and rotation procedures for the Board of Directors will aim to attain a composition of the Company’s corporate bodies that enables the duties assigned by law, Bylaws and its own Regulations to be properly carried out in the best corporate interest.

To this effect, the Selection Policy establishes that the Board of Directors will ensure that these procedures allow to identify the most suitable candidates at all times, based on the needs of the corporate bodies, and that they favour diversity of experience, knowledge, skills and gender, and, in general, do not suffer from implicit biases that may involve any kind of discrimination.

In particular, the Selection Policy states that selection procedures should not entail any discrimination that may hinder the selection of female directors and that, by 2020, the number of female board members will represent, at least, 30% of the total number of members of the Board of Directors.

Additionally, it shall ensure that the composition of the Board of Directors has an appropriate balance between the different categories of board members and that non-executive directors represent an ample majority over executive directors, and that the number of independent directors accounts for, at least, 50% of the total board members.

The candidates to be put forward as BBVA directors must have suitable skills, experience and qualifications, meet the suitability requirements needed to hold the position and possess the required availability and dedication to carry out their duties. They must also be able to comply with the requirements set out in the Regulations of the Board of Directors in terms of suitable performance of director duties, in particular those related to due diligence and loyalty, avoiding conflicts of interest and complying with the required rules for position incompatibility and limitations for BBVA directors.

To ensure a suitable composition of the Board at all times, in accordance with the provisions of the Regulations of the Board and with the Selection Policy, and in order to achieve the targets established in the Selection Policy regarding the needs and the most suitable people to form part of the corporate bodies, the Bank carries out an ordered refreshment process, based on a suitable planned rotation of the Board members, ensuring an appropriate composition of the Board at all times.

This process begins with the periodic analysis, performed by the Appointments and Corporate Governance Committee, of the structure, size and composition of the Board, taking into consideration the required diversity of gender, knowledge, competence and experience, the results of the evaluation of the status of Directors and independent judgement and suitability, and also the dedication that the Bank requires to properly perform the role of director, all in accordance with the needs of the Corporate bodies at the time and taking into account the Selection Policy. This process also facilitates the identification of the Board’s existing skills, characteristics, experience and diversity, and the areas that need to be improved in the future to ensure that the Board as a whole possesses the knowledge, skills and experience required to enable its proper composition and operation.

Continued in section H of this Report.

C.1.6 Explain any measures that have been agreed by the Appointments Committee to ensure that the selection procedures are free from implicit biases that could hinder the selection of female directors, and to ensure that the company includes and makes a conscious effort to find potential female candidates who match the professional profile, in order to achieve a balanced representation of men and women:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explanation of the measures

As of the date of this report, four women sit on the BBVA Board of Directors, making up 26.67% of the Board, and they are also members of five of the Board committees. The Audit Committee and the Remunerations Committee include a majority of women, and the latter is chaired by a women.

The General Shareholders’ Meeting is responsible for appointing members of the Board of Directors in accordance with Article 30.b) of the Bylaws and Article 2 of the Regulations of the Board; however, if a seat falls vacant, the Board has the authority to co-opt members. The role of the Appointments and Corporate Governance Committee is to assist the Board of Directors in matters relating to the selection and appointment of directors and, in particular, to submit to the Board of Directors proposals for the appointment, re-appointment or removal of independent directors and to report on proposals for the appointment, re-appointment or removal of all other directors.

To this end, Article 5 of the Regulations of the Appointments and Corporate Governance Committee states that the Committee will assess the balance of knowledge, skills and experience of the Board of Directors, the conditions candidates must satisfy to fill any vacancies that arise, and the time commitment considered necessary to enable them to adequately carry out their duties, according to the needs of the corporate bodies at any given time. The Committee will ensure that selection procedures are not implicitly biased in such a way that may entail any kind of discrimination and, in particular, that may hinder the selection of directors of the underrepresented gender, endeavouring that directors of said gender who display the professional profile sought are included amongst potential candidates.

Furthermore, BBVA has established a Selection Policy that states that the procedures for the selection, appointment and rotation of the Board of Directors must aim to achieve a composition of the Bank’s corporate bodies that enables the latter to properly perform the duties assigned to them by the law, the Company Bylaws and their own Regulations, in the best corporate interest. To this effect, the Board of Directors will ensure that these procedures enable the identification of the most suitable candidates at any given time based on the requirements of the corporate bodies, that they promote diversity of experience, knowledge, skills and gender and, in general, that they are free from implicit biases that could result in any kind of discrimination.

In particular, the Selection Policy states that selection procedures should not entail any discrimination that may hinder the selection of female directors and that, by 2020, the number of female board members should represent, at least, 30% of the total number of members of the Board of Directors. Additionally, it shall ensure that the composition of the Board of Directors has an appropriate balance between the different categories of board members and that non-executive directors represent an ample majority over executive directors.

In addition, to ensure the proper composition and operation of the Board of Directors as a whole at all times, its structure, size and composition will be analysed regularly, as well as its existing skills, knowledge, experience and diversity and the areas that need to be improved in the future. For these purposes, the relevant procedures are in place to identify and select the candidates that may, if required, be proposed as new members of the Board of Directors, when considered necessary or appropriate. This analysis process also considers the composition of the different Board committees that assist this corporate body in the performance of its duties and that constitute an essential element of the BBVA Corporate Governance System.

In carrying out the above-mentioned selection processes, the Appointments and Corporate Governance Committee relies on the support of prestigious consultants to select independent directors internationally. These consultants carry out an independent search for potential candidates that meet the profile defined in each case by the Committee.

During these processes, the external expert is expressly requested to include women with suitable profiles among the candidates to be submitted, and the Committee analyses the personal and professional profiles

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

of all candidates presented on the basis of the information provided by the external independent expert, in light of the needs of the Bank’s corporate bodies at any given time. For these purposes, it assesses the skills, knowledge and experience required to be a director of the Bank and takes into account both the rules on incompatibilities and conflicts of interest and the commitment deemed necessary to carry out the relevant duties.

Continued in section H of this Report.

When, despite the measures taken, there are few or no female directors, explain the reasons:

C.1.7 Explain the conclusions of the appointments committee regarding the verification of compliance with the board member selection policy. In particular, explain how this policy is promoting the objective of having female directors represent at least 30% of the total number of board members by 2020.

Over the course of the financial year, the Appointments and Corporate Governance Committee has continuously analysed the structure, size and composition of the Board of Directors and the principles and targets established in the Selection Policy (as previously detailed in sections C.1.5 and C.1.6) on the basis of the needs of the corporate bodies at any given time, the reality of the Group’s structure and businesses and the regulatory requirements and market best practices.

With regard to the suitability requirements to perform the duties of a director, specifically the requirements for recognised business and professional reputation, adequate knowledge and experience and the ability to exercise good governance of the Company (all of which are set out in the Selection Policy), the Appointments and Corporate Governance Committee considered that the composition of the Board of Directors, as a whole, is suitably balanced and that the Board has sufficient knowledge of the environment, activities, strategies and risks of the Bank and the Group, which helps to improve its operation.

Furthermore, it has assessed that the Bank’s directors have the necessary reputation to fulfil their roles, the required skills, and sufficient availability to enable them to dedicate the time required to perform the duties assigned to them.

Regarding the selection, appointment and rotation procedures for the Board of Directors, which aim to ensure that the composition of the corporate bodies allows them to properly carry out the duties assigned to them in the best corporate interest, the Committee deemed it appropriate, throughout the financial year, to continue the continuous refreshment process of the Board of Directors. This process aims to ensure that the Board includes directors with experience and knowledge of the financial and banking sector and of the Group’s culture and businesses, gradually including people with different professional profiles and experience to improve the diversity of its corporate bodies.

The Committee therefore endeavours to ensure that the selection, appointment and rotation procedures identify the most suitable candidates at any given time based on the needs of the corporate bodies, that they promote diversity of experience, knowledge, skills and gender and, in general, that they are free from implicit biases that could result any kind of discrimination. For these purposes, it has worked with a leading international independent consultancy firm to help select directors.

The Committee also encourages the recruitment of new Board members that enable to fulfil or maintain the targets set out in the Selection Policy, while ensuring that the selection processes are carried out to the highest degree of professionalism and independence.

As a result of the above, prior to submitting the corresponding proposals for the appointment and re-election of directors to the 2019 General Shareholders’ Meeting, the Committee also analysed and took into consideration the Selection Policy requirements that endeavour that the number of female directors represent at least 30% of the total number of Board members by 2020, that non-executive directors represent a majority over executive directors, and that the number of independent directors account for at least 50% of all directors. It also took into account its analysis of the structure, size and composition of the Board, including its assessment

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

of the Board’s existing knowledge, experience and diversity and of those areas that need to be improved in the future to ensure the proper composition and operation of the Board as a whole.

Thus, following the resolutions approved by the 2019 General Shareholders’ Meeting, the number of female directors remained a total of 4, which equals 26.67% of all directors (15) and is close to the 2020 target of at least 30% set by the Selection Policy. Non-executive directors represent a clear majority on the Board (80%) and the number of independent directors remains at least 50% of the total, in line with the provisions set out in the aforementioned Selection Policy.

Similarly, for the purposes of the proposals for the appointment and re-election of directors that will be submitted to the 2020 General Shareholders’ Meeting, and in the framework of the refreshment process of the Board that led to 2019 selection process, the Committee has analysed the size, structure and composition of the Board, and concluded that BBVA’s corporate bodies maintain a structure, size and composition that meet their needs, enable best performance of their functions and, as in recent financial years, ensure that non-executive directors represent a majority on the Board and that at least half of its directors are independent directors, in line with the Regulations of the Board of Directors and the Selection Policy.

Continued in section H of this Report.

C.1.8 Where applicable, explain why proprietary directors have been appointed at the behest of shareholders whose holding is less than 3% of the capital:

Name or corporate name of the shareholder	Justification

Indicate whether formal petitions for a seat on the Board have been denied if such request has come from shareholders whose holding is equal to or greater than that of others at whose behest proprietary directors were appointed. Where applicable, explain why these petitions were not granted:

NO

C.1.9 Where applicable, indicate the powers and faculties delegated by the Board of Directors to directors or to board committees:

Name or corporate name of the director or committee	Brief description
Carlos Torres Vila	Holds wide-ranging powers of representation and administration in line with his duties as Chairman of the Company.

Onur Genç	Holds wide-ranging powers of representation and administration in line with his duties as Chief Executive Officer of the Company.

José Manuel González-Páramo Martínez- Murillo	Holds powers of representation and administration in line with his duties as Head of Global Economics & Public Affairs.

Executive Committee	Pursuant to Article 30 of BBVA’s Regulations of the Board of Directors and Article 1.2 of the Regulations of the Executive Committee, the Executive Committee will deal with those matters of the Board of Directors that the Board agrees to delegate to it, in accordance with the law, the Bylaws, the Regulations of the Board of Directors or the Regulations of the Executive Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.10 Where applicable, identify any members of the Board who hold positions as directors, representatives of directors or executives in other companies that belong to the same group as the listed Company:

Name or corporate name of the director	Corporate name of the group’s entity	Position	Does the director have executive duties?
Carlos Torres Vila	BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer	Director	No
Carlos Torres Vila	Grupo Financiero BBVA Bancomer, S.A. de C.V.	Director	No
Onur Genç	BBVA USA Bancshares, Inc.	Director	No
Onur Genç	BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer	Director	No
Onur Genç	Grupo Financiero BBVA Bancomer, S.A. de C.V.	Director	No

C.1.11 Where applicable, provide details of any Company directors (or representatives of corporate directors) who also serve as directors (or representatives of corporate directors) on the boards of other entities that are listed on a regulated stock market and do not form part of the Company Group, of which the company has been informed:

Name or corporate name of the director	Corporate name of the listed entity	Position
José Miguel Andrés Torrecillas	Zardoya Otis, S.A.	Director
Belén Garijo López	L’Oréal Société Anonyme	Director
Ana Cristina Peralta Moreno	Grenergy Renovables, S.A.	Director
Ana Cristina Peralta Moreno	Inmobiliaria Colonial, SOCIMI S.A.	Director
Juan Pi Llorens	Ecolumber, S,A.	Chairman

C.1.12 Indicate and, where applicable, explain whether the Company has any agreed rules on the maximum number of company boards on which its directors may sit, detailing where such rules have been set out:

YES

Explanation of the rules and where they are set out

Article 11 of the Regulations of the Board of Directors provides that, in the performance of their duties, directors will be subject to the rules on limitations and incompatibilities established under the current applicable regulations, and in particular, to the provisions of Act 10/2014 on the regulation, supervision and solvency of credit institutions.

Article 26 of Act 10/2014 stipulates that the directors of credit institutions may not simultaneously hold more positions than those provided for in the following combinations: (i) one executive position and two non-executive positions; or (ii) four non-executive positions. Executive positions are understood to be those that undertake management duties irrespective of the legal bond attributed by those duties. The following will count as a single position: 1) executive or non-executive positions held within the same group; 2) executive or non-executive positions held within (i) entities that form part of the same institutional protection

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

scheme or (ii) trading companies in which the entity holds a significant shareholding. Positions held in non-profit organisations or entities or companies pursuing non-commercial purposes will not count when determining the maximum number of positions. Nevertheless, the Bank of Spain may authorise members of the Board of Directors to hold an additional non-executive position if it deems that this would not interfere with the proper performance of the director’s activities in the credit institution.

In addition, pursuant to the provisions of Article 11 of BBVA’s Regulations of the Board of Directors, directors may not:

•

Provide professional services to companies competing with the Bank or any of its Group companies, or agree to be an employee, manager or director of such companies, unless they have received express prior authorisation from the Board of Directors or from the General Shareholders’ Meeting, as appropriate, or unless these activities had been provided or conducted before the director joined the Bank, they had posed no effective competition and they had informed the Bank of such at that time.

•

Have direct or indirect shareholdings in businesses or companies in which the Bank or its Group companies hold an interest, unless such shareholding was held prior to joining the Board of Directors or to the time when the Group acquired its holding in such businesses or companies, or unless such companies are listed on national or international securities markets, or unless authorised to do so by the Board of Directors.

•

Hold political positions or perform any other activities that might have public significance or may affect the Company’s image in any way, unless this is with prior authorisation from the Bank’s Board of Directors.

C.1.13 Indicate the amounts of the following items relating to the total remuneration of the board of directors:

Remuneration of the Board of Directors accrued during the financial year (thousands of euro)	15.467
Amount of entitlements accrued by current directors in regard to pensions (thousands of euro)	22.986
Amount of entitlements accrued by former directors in regard to pensions (thousands of euro)	72.444

Remarks

The remuneration included under “Remuneration of the Board of Directors accrued during the financial year” includes the fixed remunerations awarded to all Board members in 2019, as well as the upfront part of the Annual Variable Remuneration for 2019 for executive directors, in cash and shares, and the deferred part of the Annual Variable Remuneration for 2016 for executive directors, in cash and shares, together with its update, whose amounts have been determined in 2020 and will be paid, if conditions are met in the first quarter of 2020.

C.1.14 Identify the members of senior management who are not also executive directors, and indicate the total remuneration accrued to them throughout the financial year:

Name or corporate name	Position(s)
María Luisa Gómez Bravo	Global Head of Corporate & Investment Banking
Jorge Sáenz-Azcúnaga Carranza	Country Monitoring
Pello Xabier Belausteguigoitia Mateache	Country Manager Spain
Eduardo Osuna	Country Manager Mexico

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

David Puente Vicente	Global Head of Client Solutions
Jaime Sáenz de Tejada Pulido	Global Head of Finance
Rafael Salinas Martínez de Lecea	Global Head of Global Risk Management
Ricardo Forcano García	Global Head of Engineering & Organization
Carlos Casas Moreno	Global Head of Talent & Culture
Ricardo Martín Manjón	Global Head of Data
Victoria del Castillo Marchese	Global Head of Strategy & M&A
María Jesús Arribas de Paz	Global Head of Legal
Domingo Armengol Calvo	General Secretary
Ana Fernández Manrique	Global Head of Regulation and Internal Control
Joaquín Manuel Gortari Díez	Global Head of Internal Audit

Total remuneration of senior management (thousands of euro)	19.508

C.1.15 Indicate whether there have been any amendments to the Regulations of the Board during the financial year: Yes

Yes

Description of the amendments

The Board of Directors, at its meeting held on 29 April 2019, approved a new consolidated text of the Regulations of the Board, with the following major amendments:

(i)

the reorganisation of the functions of the Board of Directors into five blocks, relating to: (a) the policies and strategy of the Company and its Group, and its corporate and governance structure; (b) the organisation and operation of the Board and its delegated and advisory bodies; (c) directors, senior managers and employees; (d) financial statements, annual financial statements and information to be provided by the Bank; and (e) other general responsibilities, such as the approval of operations, the monitoring of adopted resolutions and the supervision and control of the Company (Article 17);

(ii)

the formalisation of the separation between the duties of the Group Executive Chairman and those of the Chief Executive Officer, more clearly determining the duties that correspond to each and expressly defining their respective areas of responsibility and the reporting carried out by each head of area to each of them (Articles 18 and 20);

(iii)

a revision of the duties of the Lead Director, establishing, inter alia, the requirement for the Lead Director to be aware of the annual meeting schedule and the agenda proposals for Board meetings before they are called, and to periodically report to the Board on their activity, their term of office and the procedure for appointment to their role (Article 21);

(iv)	the creation of the position of Deputy Chair of the Board of Directors, in line with the provisions of the Bylaws (Article 19);

(v)	improvements in the operation of the corporate bodies, such as the reinforcement of the report on the committees’ activity to the Board and greater coordination between the corporate bodies;

(vi)	changes to the regulations of the Board committees, in accordance with the redrafted Regulations of each committee, as described in section C.2.3 of this report; and

(vii)	the inclusion that non-executive directors may hold coordination and follow-up meetings, convened and led by the Lead Director (Article 37).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.16 Indicate the procedures for the selection, appointment, re-appointment and removal of directors. Provide details of the competent bodies, the procedures to be followed and the criteria to be used in each procedure.

Selection, appointment and re-appointment procedure:

In accordance with the Policy on the selection, appointment, rotation and diversity of the members of the Board (the “Selection Policy”), described in sections C.1.5 and C.1.6 above, and with the provisions of the Regulations of the Board of Directors, the General Shareholders’ Meeting is responsible for appointing the members of the Board, without prejudice to the Board’s authority to co-opt members if a seat falls vacant. This is carried out based on the proposal submitted by the Appointments and Corporate Governance Committee with regard to independent directors and subject to a prior report by said committee in the case of other directors.

In all cases, the proposal must be accompanied by an explanatory report drawn up by the Board of Directors detailing the skills, experience and merits of the candidate proposed, which will be added to the minutes of the General Shareholders’ Meeting or the Board of Directors meeting.

If the proposal concerns the re-election of a director, the resolutions and deliberations of the Board of Directors will be carried out without the participation of the director whose re-election is being proposed, and this director shall also leave the meeting if in attendance.

In any event, the persons proposed for appointment as directors must meet the requirements set out in the current legislation, in the specific regulations applicable to credit institutions and in the Bank’s internal regulations. In particular, directors must meet the suitability requirements needed to hold the position and must have recognised business and professional reputation, have the adequate knowledge and experience to carry out their duties and be in a position to exercise good governance of the Company.

In addition, the Board of Directors will ensure that the procedures for the selection of directors favour diversity within its membership and, in general, do not suffer from implicit biases that may imply any discrimination. It will also submit its proposals to the General Shareholders’ Meeting, seeking to ensure adequate representation of the underrepresented gender and that, in its composition, there is an ample majority of non-executive directors over executive directors and that at least one third of the Board are independent directors. In this regard, the Selection Policy specifies that it shall ensure that the independent directors make up at least 50% of the total number of directors.

To this end, and as detailed in sections C.1.15 and C.1.6, the Appointments and Corporate Governance Committee will assess the balance of knowledge, skills and experience of the Board of Directors to ensure that its composition allows an adequate performance of its functions. It will also assess the conditions that candidates must satisfy to fill any vacancies that arise, and the time commitment considered necessary to enable them to adequately perform their role, according to the needs of the Company’s corporate bodies at any given time. The Committee will ensure that selection procedures are not implicitly biased in such a way that may entail any kind of discrimination and, in particular, that may hinder the selection of directors of the underrepresented gender, endeavouring that directors of said gender who display the professional profile sought are included amongst potential candidates.

Duration of mandate and termination:

The directors will hold their position for the term set out in the company Bylaws (three years, after which they may be re-elected one or more times for an additional three-year term) or, if they have been co-opted, until the first General Shareholders’ Meeting has been held. They will resign from their positions when the term for which they were appointed expires, unless they are re-elected.

Directors must also inform the Board of Directors of any circumstances affecting them that could harm the company’s standing and reputation, and any circumstances that may have an impact on their suitability for

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

their role. Directors must offer their resignation to the Board of Directors and accept its decision regarding their continuity in office or not. Should the Board decide against their continuity, they are required to tender their resignation, in the circumstances listed in section C.1.19 below.

In any event, directors will resign from their positions upon reaching 75 years of age and must submit their resignation at the first meeting of the Bank’s Board of Directors held after the General Shareholders’ Meeting approving the accounts for the financial year in which they reach said age.

C.1.17 Explain the extent to which the annual evaluation of the Board has led to significant changes in its internal organisation and in the procedures applicable to its activities:

Description of the amendments

Article 17 of the Regulations of the Board of Directors states that the Board will assess the quality and efficiency of the operation of the Board of Directors, based on the report submitted by the Appointments and Corporate Governance Committee. This procedure was followed in the 2019 financial year, and, as in previous years, several measures were implemented as a result, which are described below, and which form part of the ongoing process of developing and adapting BBVA’s Corporate Governance System to the needs of the corporate bodies, to the environment in which it carries out its activities and to regulatory requirements and best practices.

The BBVA Board of Directors carried out the self-assessment process for 2019 following a comprehensive review of the effectiveness of the Corporate Governance System, in order to strengthen its operation and efficiency. This review took into consideration, as a starting point, the self-assessment process carried out in 2018, as well as an analysis of the Bank’s corporate governance structures performed by an independent expert at the end of 2018.

As a result, during 2019, the corporate bodies defined and led the implementation of several improvements in the Corporate Governance System, which were reflected in the new regulations for the Board and its committees, approved in April 2019 and whose main changes are described in sections C.1.15 and C.2.3 of this report, in addition to other improvements in the operation and organisation of the corporate bodies; all of which mainly include the following measures:

(i)

the reinforcement of the structure of checks and balances, in particular, the progress made in the separation between the duties of the Group Executive Chairman and those of the Chief Executive Officer, eliminating the reporting line from the Chief Executive Officer to the Chairman; as well as the revision of the duties of the Lead Director and the appointment of a Deputy Chair of the Board;

(ii)	the redistribution of the functions of the Board committees and the enhancement of the periodic report on the activities of the committees to the Board of Directors;

(iii)	greater interaction between the corporate bodies regarding the decision-making process and the exercise of their oversight and control functions; and

(iv)	greater independence for the internal control functions, now under the direct authority of the Board of Directors.

Identify the evaluated areas and describe the evaluation process conducted by the Board of Directors (assisted, where applicable, by an external consultant) to assess the operation and composition of the Board, its committees and any other area or aspect that was evaluated.

Description of the evaluation process and the areas evaluated

In accordance with Article 17 of the Regulations of the Board of Directors, the Board assesses the quality and effectiveness of the operation of the Board of Directors, as well as the performance of the duties of the Chairman of the Board, based in each case on the report submitted by the Appointments and Corporate Governance Committee. The Board of Directors also assesses the performance of the Chief Executive Officer, based on the report submitted by the Appointments and Corporate Governance Committee, which will

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

include the assessment made by the Executive Committee. Finally, the Board of Directors also assesses the operation of its committees, based on the reports submitted thereby.

The assessment process carried out in relation to the 2019 financial year consisted of a comprehensive analysis and evaluation of the quality and efficiency of the operation of the corporate bodies and the performance of the Chairman and the Chief Executive Officer. This assessment was carried out by the Appointments and Corporate Governance Committee, taking into account several aspects, such as the analysis of the Bank’s corporate governance structures performed by an independent expert at the end of the 2018 financial year, the Board’s self-assessment for 2018, the directors’ view of the operation of the Board, as well as the different reports described below.

In the framework of the foregoing, the Board of Directors has assessed: (i) the quality and efficiency of the operation of the Board of Directors; (ii) the performance of the duties of the Chairman and the Chief Executive Officer; and (iii) the operation of the Board committees; as detailed below.

•

The Board of Directors analysed the quality and efficiency of its operation during the 2019 financial year, on the basis of the report submitted by the Appointments and Corporate Governance Committee on the quality and efficiency of the Board’s operation and on its structure, size and composition. This report contained a detailed analysis of the following: the structure, size and composition of the Board of Directors, including the diversity of knowledge, skills, experience and gender required of its members; the organisation, preparation and conduct of the meetings of the Board; the independence and suitability of directors, and the degree of commitment the Bank requires of Board members (in particular, the chair of each of the committees) to ensure the proper performance of the duties of director and the proper operation of the corporate bodies; taking into account the needs of the corporate bodies at any given time and the Selection Policy.

•

The performance assessment of the duties of the Chairman of the Board of Directors, led by the Lead Director in accordance with Article 21 of the Regulations of the Board, was carried out by the Board on the basis of the report submitted by the Appointments and Corporate Governance Committee, in accordance with Article 5 of the Regulations of the Appointments and Corporate Governance Committee, which details the key features of the Chairman’s performance in 2019.

•

The performance assessment of the duties of the Chief Executive Officer was carried out by the Board on the basis of the report submitted by the Appointments and Corporate Governance Committee, including the assessment carried out in this respect by the Executive Committee, in accordance with Article 17 of the Regulations of the Board, which details the key features of the Chief Executive Officer’s performance in 2019.

The Board has also assessed the quality and efficiency of the operation of the Executive Committee, and of the Audit Committee, the Risk and Compliance Committee, the Appointments and Corporate Governance Committee, the Remunerations Committee and the Technology and Cybersecurity Committee, on the basis of reports submitted by their respective Chairs.

Continued in section H of this Report.

C.1.18 For those financial years in which an external consultant provided assistance for the evaluation, provide details of any ongoing business relationships that the consultant or any entity in their group maintains with this Company or any company in this Group.

The assessment carried out by the Board of Directors in 2019 regarding its quality and operation, its committees and the performance of the duties of the Chairman of the Board and the Chief Executive Officer took into account the analysis of the Bank’s corporate governance structures performed by an independent expert at the end of the 2018 financial year; without any knowledge of significant business relationships between the Company and the external independent expert or any other company of its group.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.19 Indicate the circumstances under which directors are obliged to resign.

In addition to the circumstances established in applicable law, directors will cease to hold office when the term for which they were appointed has expired, unless they are re-elected.

Accordingly, as set forth in Article 12 of the Regulations of the Board of Directors, directors must offer their resignation to the Board of Directors and accept its decision regarding their continuity in office or not. Should the Board decide against their continuity, they are required to tender their resignation in the following circumstances:

•	If they find themselves in circumstances deemed incompatible or prohibited under current legislation, in the Bylaws or in the Regulations of the Board of Directors.

•	When significant changes occur in their personal or professional situation that affect the status by virtue of which they were appointed as directors.

•	In the event of serious breach of their duties in the performance of their role as directors;

•	When, for reasons attributable to the directors in their status as such, serious damage has been done to the Company’s equity, standing or reputation; or

•	When they are no longer suitable to hold the status of director of the Bank.

C.1.20 Are supermajorities, other than those provided for in law, required for any type of decision?

NO

Where applicable, describe the differences.

C.1.21 Explain whether there are specific requirements, other than those relating to directors, to be appointed Chairman of the Board of Directors.

NO

C.1.22 Indicate whether the Bylaws or Regulations of the Board establish an age limit for directors:

YES

Age limit for the Chairman	Age limit for the Chief Executive Officer	Age limit for the directors
0	0	75

Remarks

As stipulated in Article 4 of the BBVA Regulations of the Board of Directors, directors will resign from their position, in any event, upon reaching 75 years of age, and must submit their resignation at the first meeting of the Bank’s Board of Directors held after the General Shareholders’ Meeting approving the accounts for the financial year in which they reach said age.

C.1.23 Indicate whether the Bylaws or Regulations of the Board of Directors establish a limited mandate or other stricter requirements for independent directors in addition to those provided for in law:

NO

C.1.24 Indicate whether the Bylaws or the Regulations of the Board of Directors establish specific rules for proxy voting within the Board of Directors, how this is carried out and, in particular, the maximum number of proxies that a director may have and whether there are any restrictions as to what categories may be appointed

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

as a proxy, beyond the limitations provided for in law. Where applicable, provide a brief description of these rules.

Article 5 of the BBVA Regulations of the Board of Directors establishes that directors are required to attend meetings of the corporate bodies on which they sit, except for a justifiable reason, and to participate in the deliberations, discussions and debates held on matters submitted for their consideration. Directors should personally attend the meetings that are held.

Notwithstanding the foregoing, as set forth in Article 26 of the Regulations of the Board of Directors, should it not be possible for a director to attend any of the meetings of the Board of Directors, he or she may grant proxy to another director to represent and vote on his or her behalf, through a letter or email sent to the Company with the information required for the proxy director to be able to follow the absent director’s instructions. Applicable legislation states, however, that non-executive directors may only grant proxy to another non-executive director. The same applies to attendance at meetings of Board committees.

C.1.25 Indicate the number of meetings that the Board of Directors has held during the financial year. Where applicable, indicate how many times the Board has met without the Chairman in attendance. The Chairman will be considered to have been in attendance if represented by a proxy provided with specific instructions.

Number of Board meetings	14
Number of Board meetings without the Chairman in attendance	0

Indicate how many meetings were held by the Lead Director with the other Board members, without any executive director in attendance or represented:

Number of meetings	64

Remarks

BBVA’s Board of Directors has a Lead Director who performs the duties set forth in the applicable legislation, as well as those stipulated by Article 21 of the Regulations of the Board of Directors.

In the performance of the functions assigned to this position, during the financial year, the Lead Director maintained ongoing contact, held meetings and had conversations with other Bank directors in order to seek their opinions on the corporate governance and operation of the Bank’s corporate bodies.

In addition, in accordance with Article 37 of the Regulations of the Board, the Lead Director coordinated various meetings of non-executive directors, which were held after each meeting of the Board of Directors.

Likewise, the Lead Director also serves, as of the date of this report, as Chair of the Risk and Compliance Committee and sits on the Appointments and Corporate Governance Committee, both of which are composed of non-executive directors and have a majority of independent directors. These positions additionally allowed the Lead Director, in the course of his duties, to meet regularly with the Bank’s non-executive directors on the occasion of these meetings, which are added to the aforementioned meetings, enabling the Lead Director to perform the duties.

José Miguel Andrés Torrecillas, who held the position of Lead Director until 29 April 2019, also held periodic meetings and had conversations with other non-executive directors; however these meetings have not been included in the number provided in this Section

Indicate how many meetings of the Board Committees were held during the financial year:

Number of meetings of the Executive Committee	18
Number of meetings of the Audit Committee	15

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Number of meetings of the Appointments and Corporate Governance Committee	8
Number of meetings of the Remunerations Committee	7
Number of meetings of the Risk and Compliance Committee	21
Number of meetings of the Technology and Cybersecurity Committee	6

C.1.26 Indicate how many meetings were held by the Board of Directors during the financial year and provide details on the attendance of its members:

Number of meetings attended by at least 80% of the directors	14
% of in-person attendance of the total number of votes cast during the financial year	100%
Number of meetings where all directors, or proxies granted with specific instructions, attended in person	14
% of votes cast, with directors attending in person and with proxies granted with specific instructions, of the total number of votes cast throughout the financial year	100%

Remarks

The Board of Directors holds meetings on a monthly basis, in accordance with the annual calendar of ordinary meetings drawn up before the beginning of the financial year, and holds extraordinary meetings as often as deemed necessary. The Board of Directors held 14 meetings during the 2019 financial year. All directors attended all of the Board’s meetings.

C.1.27 Indicate whether the individual or consolidated annual financial statements that are presented to the Board for approval are certified beforehand:

NO

Where appropriate, identify the person(s) who has/have certified the company’s individual and consolidated annual financial statements prior to Board approval:

C.1.28 Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated statements from being presented at the General Shareholders’ Meeting with a qualified auditors’ report.

Article 32 of the Regulations of the Board of Directors specifies that the Audit Committee, composed exclusively of independent directors, shall assist the Board of Directors in overseeing the preparation of the financial statements and public information, and the relationship with the external auditor and the Internal Audit function.

In this regard, in accordance with Article 5 of the Regulations of the Audit Committee, the duties of this Committee include: oversee the effectiveness of the Company’s internal control and risk management systems in the preparation and reporting of financial information, including fiscal risks; discussing with the auditor any significant weaknesses in the internal control system detected during the audit, without undermining its independence; and overseeing the preparation and reporting of financial information and submitting recommendations or proposals to the Board of Directors aimed at safeguarding the integrity thereof.

Moreover, said Article of the Regulations of the Audit Committee establishes that the Committee will verify, with the appropriate frequency, that the external audit program is being carried out in accordance with the contract conditions and is thereby meeting the requirements of the competent official authorities and the corporate bodies. The Committee will also periodically—at least once per year—request from the auditor an evaluation of the quality of the internal control procedures regarding the preparation and reporting of the Group’s financial information.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Committee will also be apprised of any infringements, situations requiring adjustments or anomalies that may be detected during the course of the external audit, provided that these are relevant, i.e. those that, in isolation or as a whole, may cause significant and substantive harm to the Group’s equity, earnings or reputation. Discernment of such matters will be at the discretion of the external auditor, who, if in doubt, must opt to report on them.

In the performance of these duties, the Audit Committee maintains direct and ongoing contact with the external auditors through monthly meetings, without the attendance of the Bank’s executives. At these meetings, the auditors provide detailed information on their work and the results thereof, which enables the Committee to continuously monitor said work, ensuring that it is performed under optimal conditions and without interference from management.

C.1.29 Is the Secretary of the Board a director?

NO

If the Secretary is not a director, complete the following table:

Name or corporate name of the secretary	Representative
Domingo Armengol Calvo	—

C.1.30 Indicate the specific mechanisms established by the Company to preserve the independence of the external auditors, and, if any, the mechanisms to preserve the independence of financial analysts, investment banks and rating agencies, including how legal measures have been implemented in practice.

As set forth in the Regulations of the Audit Committee, one of the Committee’s functions, described in section C.2.1, is to ensure the independence of the auditor through a dual approach:

•

Avoiding that the auditor’s warnings, opinions or recommendations may be adversely influenced. To this end, the Committee must ensure that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with the account auditing legislation in force at any given moment.

•

Establishing incompatibility between the provision of audit and consulting services, unless they are tasks required by supervisors or the provision of which by the auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor, in which case, agreement by the Committee will be required, and this decision may be delegated in advance to its Chair. The auditor will be prohibited from providing unauthorised services outside the scope of the audit, in compliance with the auditing legislation in force at any given moment.

This matter is carefully considered by the Audit Committee, which holds meetings with the auditor’s representatives at each of the monthly meetings held, without Bank executives in attendance, to gain a detailed understanding of any issues that may hinder the audit process, the progress and quality of the work carried out, and to confirm independence in the performance of its work. The Committee also continuously oversees the engagement of additional services to ensure compliance with the Regulations of the Audit Committee and with applicable legislation and thus the independence of the auditor, in accordance with the Bank’s internal procedure.

Moreover, in accordance with the provisions of point f), section 4 of Article 529 quaterdecies of the Spanish Corporate Enterprises Act and Article 5 of the Regulations of the Audit Committee, each year before the audit report is issued, the Committee must issue a report expressing its opinion on whether or not the independence of the auditor has been compromised. This report must, in all cases, contain a reasoned assessment of the provision of each and every kind of additional service provided to the Group companies, considered individually

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

and collectively, different from the legal audit and relating to independence or the regulations on audit activity. Each year, the auditor must issue a report confirming its independence via-à-vis BBVA or entities linked to BBVA, either directly or indirectly, with detailed and itemised information on any kind of additional services provided to these entities by the external auditor, or by the individuals or entities linked to it, as set out in the consolidated text of the Spanish Account Auditing Act.

The relevant auditor and Audit Committee reports confirming the auditor’s independence were issued for the 2019 financial year, in compliance with the legislation in force. The Audit Committee report confirming the independence of the auditor is available on the BBVA corporate website.

In addition, as BBVA’s shares are listed on the New York Stock Exchange, it is subject to compliance with the Sarbanes Oxley Act and its implementing regulations.

The Board of Directors also has a policy in place for communication and contact with shareholders and investors. The policy is governed by the principle of equal treatment for all shareholders and investors who are in the same position in terms of information, participation and the exercise of their rights as shareholders and investors, inter alia.

This policy also contains the principles and channels established in relation to shareholders and investors, which govern, where applicable, BBVA relations with other stakeholders, such as financial analysts, management companies and custodians for the Bank shares, and proxy advisors, among others.

C.1.31 Indicate whether the Company has changed its external auditor during the financial year. If so, identify the incoming and outgoing auditors:

NO

If there were any disagreements with the outgoing auditor, explain these disagreements:

NO

C.1.32 Indicate whether the auditing firm does any other work for the Company and/or its Group other than the audit. If so, declare the amount of fees received for such work and the percentage that these fees represent of the total fees billed to the Company and/or its Group:

YES

	Company	Group companies	Total
Amount of non-audit work (thousands of euro)	3	284	287
Amount of non-audit work/total amount billed by the auditing firm (%)	0.02%	1.68%	0.96%

C.1.33 Indicate whether the audit report of the annual financial statements for the previous financial year contained reservations or qualifications. If so, indicate the reasons given by the Chair of the Audit Committee to the shareholders at the general meeting to explain the content and scope of such reservations or qualifications.

NO

C.1.34 Indicate the number of consecutive financial years during which the current audit firm has been auditing the annual financial statements for the Company and/or its Group. Likewise, indicate the total number of financial years audited by the current audit firm as a percentage of the total number of years in which the annual financial statements have been audited:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

	Individual	Consolidated
Number of consecutive financial years	3	3
Number of financial years audited by the current audit firm/number of financial years the Company or its Group have been audited (%)	15.79%	15.79%

C.1.35 Indicate whether there is a procedure in place (and provide details, where applicable) whereby directors are provided with the information they need with sufficient time to be able to prepare for meetings of the management bodies:

YES

Details of the procedure

As set forth in Article 5 of the Regulations of the Board of Directors, directors will be provided in advance with the information needed to form an opinion with respect to the matters within the remit of the Bank’s corporate bodies, and may ask for any additional information and advice required to perform their duties. They may also request the Board of Directors for external expert assistance for any matters submitted to their consideration whose special complexity or importance so requires.

These rights will be exercised through the Chairman or Secretary of the Board of Directors, who will attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board of Directors’ committees.

Furthermore, as set forth in Article 28 of the Regulations of the Board of Directors, the directors will be provided with such information or clarifications as deemed necessary or appropriate with regards to the matters to be discussed at the meeting, either before or during the progress thereof.

In addition, BBVA has an information model that ensures that decisions are made on the basis of complete, comprehensive, appropriate and consistent information, prepared in accordance with common principles so that analyses carried out by the corporate bodies are based on the correct data, thus allowing directors to better perform their duties.

Thus, the Bank’s corporate bodies have a procedure in place for verifying the information submitted for consideration, coordinated by the Board’s General Secretariat with the departments responsible for the information, in order to provide directors with complete, comprehensive, appropriate and consistent information in sufficient time for the meetings of the Bank’s various corporate bodies. Information on the meetings is made available to the Bank’s corporate bodies via an online system, to which all members of the Board have access.

C.1.36 Indicate and, where applicable, provide details of whether the Company has set out rules that require directors to inform and, where applicable, resign under circumstances that may damage the Company’s standing and reputation:

YES

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explanation of the rules

As set forth in Article 12 of the Regulations of the Board of Directors, directors must also inform the Board of Directors of any circumstances that may affect them and harm the Company’s standing and reputation, and any circumstances that may have an impact on their suitability to perform their role.

Directors must offer their resignation to the Board of Directors and accept its decision regarding their continuity in office or not. Should the Board decide against their continuity, they are required to tender their resignation when, for reasons attributable to the directors in their status as such, serious damage has been done to the Company’s equity, standing or reputation or when they are no longer suitable to hold the status of director of the Bank, among other circumstances referred to in section C.1.19 of this report.

C.1.37 Indicate whether any members of the Board of Directors have informed the Company that they have been accused or ordered to stand trial for any offences stated in Article 213 of the Spanish Corporate Enterprises Act:

NO

Indicate whether the Board of Directors has examined the case. If so, explain the grounds for the decision taken as to whether or not the director should retain the directorship post or, where applicable, describe the actions taken or that are intended to be taken by the Board of Directors on the date of this report.

C.1.38 Detail any significant agreements reached by the Company that come into force, are amended or concluded in the event of a change in the control of the Company stemming from a public takeover bid, and its effects.

The Company has not reached significant agreements that come into force, are amended or concluded in the event of a change in the control of the company stemming from a public takeover bid.

C.1.39 Identify on an individual basis, when referring to directors, and in aggregate form for all other cases, and indicate in detail any agreements between the Company and its directors, managers or employees that provide for severance pay (guarantee or golden parachute clauses) for when such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end owing to a public takeover bid or other kinds of transactions.

Number of beneficiaries	65
Beneficiary type 65 managers and employees

Description of the agreement

The Bank has no commitments to provide severance pay to directors.

As at 31 December 2019, a group of 65 managers and employees are entitled to receive severance pay in the event of dismissal on grounds other than their own will, retirement, disability or serious dereliction of duties. Its amount will be calculated by factoring in the salary and length of service of the employee, and will not be paid in the event of lawful dismissal at the employer’s decision on grounds of the employee’s serious dereliction of duties.

Indicate whether, in addition to the circumstances provided for by law, the corporate bodies and Group bodies must be notified of and/or approve these contracts. If so, specify the procedures, the circumstances provided for and the nature of the bodies responsible for approval or notification:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

	Board of Directors	General meeting
Body that authorises the clauses	Yes	No

	YES	NO
Is the general meeting informed of these clauses?	X

Remarks

The Board of Directors approves resolutions relating to the basic contractual conditions of members of Senior Management, pursuant to the provisions of Article 17 of the Regulations of the Board of Directors, hereby notified to the General Shareholders’ Meeting through this Report and through the information contained in the Annual Financial Statements, but does not approve the conditions applicable to other employees.

C.2 Committees of the Board of Directors

C.2.1 Detail all of the committees of the Board of Directors, their members and the proportion of executive, proprietary, independent and other external directors sitting thereon:

EXECUTIVE COMMITTEE

Name	Position	Category
Carlos Torres Vila	Chair	Executive
Onur Genç	Member	Executive
Jaime Félix Caruana Lacorte	Member	Independent
Carlos Loring Martínez de Irujo	Member	Other external
José Maldonado Ramos	Member	Other external
Susana Rodríguez Vidarte	Member	Other external

% of executive directors	33.33%
% of proprietary directors	0%
% of independent directors	16.67%
% of other external directors	50%

Explain the duties that have been delegated or assigned to this committee, other than those that have already been described in section C.1.10, and describe both the procedures and organisational and operational rules of the committee. For each of these duties, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the duties attributed to it, whether in law, in the bylaws or in other corporate resolutions.

Pursuant to Article 30 of BBVA’s Regulations of the Board of Directors and Article 1.2 of its own Regulations, the Executive Committee will be made aware of matters delegated by the Board of Directors, as required by law, the Bylaws, the Regulations of the Board or its own Regulations.

In particular, in accordance with the powers conferred on it by Article 5 of the Regulations of the Executive Committee, approved by the Board on 29 April 2019, the Committee performs the following functions:

•	Support functions to the Board of Directors in decision-making:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(i)

In relation to strategy: establishment of the bases and previous analysis of the proposals submitted to the Board of Directors in relation to the Bank’s Strategic Plan or other strategic decisions, including the Risk Appetite Framework; prior analysis of the strategic and financial aspects of proposals submitted to the Board regarding corporate transactions that fall within its decision-making remit; and decision-making or execution of the mandates which are expressly delegated by the Board in these fields, once the decisions reserved to it are adopted by the Board.

(ii)

In relation to budgets: prior analysis of budget proposals submitted to the Board; corresponding decision-making for the implementation of the budget approved by the Board; and analysis of deviations from the approved budget.

(iii)

In relation to finance: establishment of the bases and previous analysis of the proposals submitted to the Board of Directors relating to the Bank’s funding plan, its capital and liquidity structure, and its dividends policy; and decision-making on the implementation of mandates conferred upon it by the Board in these areas.

(iv)	In relation to business risk: analysis of matters relating to business risk in the proposals and plans submitted to the Board of Directors.

(v)	In relation to reputational risk: analysis, evaluation and management of matters relating to reputational risk.

•

Prior reporting of policies submitted to the Board and approval of Company and Group general policies: analysis, prior to their consideration by the Board, of the general Group and Company policies that, in accordance with the law or internal regulations, must be approved by the Board, except for policies relating to issues handled by other Board committees, which will be approved or reported to the Board beforehand by the appropriate committee.

•

Oversight and control of the following matters: (i) Group activity and results; (ii) budget monitoring; (iii) progress of the Strategic Plan, through the key performance indicators established for this purpose; (iv) monitoring of the Group’s liquidity and funding plan and capital situation, as well as the activities of the Assets and Liabilities Committee; (v) monitoring of the evolution of the risk profile and the core metrics defined by the Board; (vi) share-price performance and changes in shareholder composition; (vii) analysis of the markets in which the Group operates; and (viii) progress of projects and investments agreed within its remit, as well as those agreed by the Board within the strategic level.

•

Decision-making powers on the following matters: (i) investments and divestments between EUR 50 million and EUR 400 million, unless they are of a strategic nature, in which case they will be the Board’s responsibility; (ii) plans and projects that are considered to be of importance to the Group and that arise from its activities, and that are not within the remit of the Board; (iii) decisions regarding the assumption of risks that exceed the limits set by the Board, which must be reported to the Board at its first meeting thereafter for ratification; (iv) granting and revoking of the Bank’s powers; (v) proposals for the appointment and replacement of directors in the Bank’s subsidiaries or investees companies with more than EUR 50 million in own funds; and (vi) whether executive directors may hold management positions in companies controlled, directly or indirectly, by the Bank, or in the Group’s investee companies.

The Regulations of the Executive Committee set out the operational principles of the Committee and lay down the basic rules of its organisation and operation.

The Regulations of the Executive Committee specifically provide that the Committee will meet whenever it is called to do so by its Chair, who is empowered to call the Committee and to set the agenda. The regulations also set out the procedure for calling ordinary and extraordinary meetings.

For the proper performance of its functions, the Committee will have available, where necessary, the reports of the relevant Board committees on matters within their remits, and may request, as a matter of relevance, the attendance of the chairs of those committees at its own meetings where such reports are to be dealt with.

Other aspects relating to its organisation and operation are subject to the provisions of the Committee’s own Regulations. All other matters not provided for in the aforementioned Regulations will be subject to the Regulations of the Board of Directors, insofar as they are applicable.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The most significant activities carried out by the Executive Committee in 2019 are detailed in section H of this Report.

AUDIT COMMITTEE

Name	Position	Category
Jaime Félix Caruana Lacorte	Chair	Independent
José Miguel Andrés Torrecillas	Member	Independent
Belén Garijo López	Member	Independent
Lourdes Máiz Carro	Member	Independent
Ana Cristina Peralta Moreno	Member	Independent

% of proprietary directors	0%
% of independent directors	100%
% of other external directors	0%

Explain the duties assigned to this committee, including, where appropriate, any that are in addition to those provided for by law, and describe both the procedures and organisational and operational rules of the committee. For each of these duties, indicate its most significant activities during the financial year and how it has, in practice, exercised each of the duties attributed to it, whether in law, in the bylaws or in other corporate resolutions.

The main task of the Audit Committee is to assist the Board of Directors in overseeing the preparation of the financial statements and public information, and the relationship with the external auditor and the Internal Audit area.

More specifically, in accordance with the powers assigned to it by Article 5 of the Regulations of the Audit Committee, approved by the Board on 29 April 2019, and notwithstanding any other functions assigned to it by law, by the Bank’s internal regulations or by resolution of the Board of Directors, the Audit Committee is entrusted with the following functions, inter alia:

In relation to overseeing the financial statements and public information:

•

Oversee the process of preparing and reporting financial information and submit recommendations or proposals to the Board of Directors aimed at safeguarding the integrity thereof; and analyse, prior to their submission to the Board of Directors and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as in all other required financial and related non-financial information.

•

Oversee the effectiveness of the Company’s internal control and risk management systems, in terms of the process of preparing and reporting financial information, including fiscal risks, and discuss with the auditor any significant weaknesses in the internal control system detected during the audit, without undermining its independence.

In relation to the Internal Audit function:

•

Propose to the Board the selection, appointment, re-election and removal of the head of the Internal Audit function; monitor the independence, effectiveness and functioning of the Internal Audit function; analyse and set objectives for the head of the Internal Audit function and assess his or her performance; ensure that the Internal Audit function has the necessary material and human resources; and analyse and, where appropriate, approve the annual work plan for the Internal Audit function.

•

Receive monthly information from the head of the Internal Audit function regarding the activities carried out by the Internal Audit function, and regarding any incidents and obstacles that may arise, and verify that Senior Management takes into account the conclusions and recommendations of the reports; and also follow up on these plans.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

Be apprised of the audited units’ degree of compliance with corrective measures previously recommended by Internal Audit and report to the Board on those cases that may involve a significant risk for the Group.

In relation to the external audit process:

•

Submit to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable regulations, as well as the hiring conditions of the external auditor, and to periodically obtain information from the external auditor on the external audit plan and its execution, in addition to preserving its independence in the performance of its functions.

•

Ensure the independence of the auditor: (i) by avoiding that the auditor’s warnings, opinions or recommendations may be adversely influenced, ensuring that compensation for the auditor’s work does not compromise either its quality or independence; and (ii) by establishing incompatibility between the provision of audit and consulting services, unless they are tasks required by supervisors or the provision of which by the auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor, in which case, agreement by the Committee will be required.

•	Establish appropriate relations with the auditor in order to receive information on any matters that may jeopardise its independence and any other matters in connection with the auditing process.

•

Where appropriate, authorise the provision of additional services other than prohibited services, by the auditor or associated persons or entities, the performance of which is required by applicable regulations in each case, under the terms provided for in auditing legislation.

•

Issue, on an annual basis and before the audit report is issued, a report expressing an opinion on whether the auditor’s independence has been compromised. This report must, in all cases, contain a reasoned assessment of the provision of each and every additional service referred to in the preceding paragraph, considered individually and collectively, other than the legal audit, and relating to the framework of independence or the regulations on audit activity.

•	Ensure that the auditor holds an annual meeting with the full Board of Directors to inform it of the work undertaken and progress of the Company’s risks and accounting situations.

The most significant activities carried out by the Audit Committee in the 2019 financial year, as well as its organisational and operational rules, are detailed in section H of this Report.

Identify the directors who are members of the Audit Committee and have been appointed on the basis of their knowledge and experience of accounting or auditing, or both, and specify the date on which the Chair of this Committee was appointed to the post.

Name of the directors with experience	Jaime Félix Caruana Lacorte José Miguel Andrés Torrecillas Belén Garijo López Lourdes Máiz Carro Ana Cristina Peralta Moreno
Date of appointment of the chair to the post	29 April 2019

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Category
José Miguel Andrés Torrecillas	Chair	Independent
Belén Garijo López	Member	Independent
José Maldonado Ramos	Member	Other external
Juan Pi Llorens	Member	Independent
Susana Rodríguez Vidarte	Member	Other external

% of proprietary directors	0%
% of independent directors	60%
% of other external directors	40%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explain the duties assigned to this committee, including, where appropriate, any that are in addition to those provided for by law, and describe both the procedures and organisational and operational rules of the committee. For each of these duties, indicate its most significant activities during the financial year and how it has, in practice, exercised each of the duties attributed to it, whether in law, in the bylaws or in other corporate resolutions.

The main task of the Appointments and Corporate Governance Committee is to assist the Board of Directors in matters relating to the selection and appointment of members of the Board of Directors; the assessment of their performance; the drafting of succession plans; the Bank’s Corporate Governance System; and the oversight of the conduct of directors and any conflicts of interest that may affect them.

More specifically, in accordance with the powers assigned to it by Article 5 of the Regulations of the Appointments and Corporate Governance Committee, approved by the Board on 29 April 2019, and notwithstanding any other duties assigned to it by law, by the Bank’s internal regulations or by resolution of the Board of Directors, the Appointments and Corporate Governance Committee is entrusted with the following functions:

1)

Submit proposals to the Board of Directors for the appointment, re-election or removal of independent directors and report on proposals for the appointment, re-election or removal of the remaining directors.

To this end, the Committee will evaluate the balance of knowledge, skills and experience of the Board of Directors, as well as the conditions that the candidates must meet to cover the vacancies that arise, assessing the dedication of time considered necessary to adequately carry out their duties, in view of the needs of the corporate bodies at any given time.

The Committee will ensure that selection procedures are not implicitly biased in such a way that may entail any kind of discrimination and, in particular, that may hinder the selection of directors of the underrepresented gender, endeavouring that directors of said gender who display the professional profile sought are included amongst potential candidates.

The Committee, when drafting the corresponding proposals for the appointment of directors, will take into consideration, in case they may be considered suitable, any requests that may be made by any member of the Board of Directors regarding potential candidates to fill the vacancies that have arisen.

2)	Propose to the Board of Directors the selection and diversity policies for members of the Board.

3)	Establish a target for representation of the underrepresented gender on the Board of Directors and draw up guidelines on how to reach that target.

4)	Analyse the structure, size and composition of the Board of Directors, at least once per year, when assessing its operation.

5)	Analyse the suitability of the members of the Board of Directors.

6)	Review the status of each director each year, so that this may be reflected in the Annual Corporate Governance Report.

7)	Report on proposals for the appointment of Chairman and Secretary and, where appropriate, Deputy Chair and Deputy Secretary, as well as the Chief Executive Officer (Consejero Delegado).

8)	Submit to the Board of Directors proposals for the appointment, removal or re-appointment of the Lead Director.

9)

Determine the procedure for assessing the performance of the Chairman of the Board of Directors, the Chief Executive Officer, the Board of Directors as a whole and the Board committees, and oversee its implementation.

10)	Report on the quality and efficiency of the performance of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

11)

Report on the performance of the Chairman of the Board of Directors and of the Chief Executive Officer, incorporating for the latter the assessment made in this regard by the Executive Committee, for the purpose of periodic assessment of both by the Board.

12)

Examine and organise the succession of the Chairman of the Board of Directors, the Chief Executive Officer and, where applicable, the Deputy Chair, in coordination with the Lead Director in the case of the Chairman of the Board, and, where appropriate, submit proposals to the Board of Directors to ensure that the succession takes place in an orderly and planned manner.

13)	Review the Board of Directors’ policy on the selection and appointment of members of the Senior Management, and submit recommendations with the Board when applicable.

14)	Report on proposals for the appointment and removal of senior managers.

15)

Regularly review and assess the Company’s Corporate Governance System and, where applicable, submit proposals to the Board of Directors, for approval or subsequent submission to the General Shareholders’ Meeting, on any amendments and updates that would contribute to its implementation and continuous improvement.

16)

Ensure compliance with the provisions applicable to directors contained in the Regulations of the Board of Directors or in the applicable legislation, as well as with the rules relating to conduct on the securities markets, and inform the Board of these if it deems it necessary.

17)

Report, prior to any decisions that may be made by the Board of Directors, on all matters within its remit as provided for by law, the Bylaws, the Regulations of the Board and these Regulations, and in particular on situations of conflict of interest of the directors.

The organisational and operational rules and most significant activities carried out by the Appointments and Corporate Governance Committee in 2019 are detailed in section H of this Report.

REMUNERATIONS COMMITTEE

Name	Position	Category
Belén Garijo López	Chair	Independent
Tomás Alfaro Drake	Member	Other external
Carlos Loring Martínez de Irujo	Member	Other external
Lourdes Máiz Carro	Member	Independent
Ana Cristina Peralta Moreno	Member	Independent

% of proprietary directors	0%
% of independent directors	60%
% of other external directors	40%

Explain the duties assigned to this committee, including, where appropriate, any that are in addition to those provided for by law, and describe both the procedures and organisational and operational rules of the committee. For each of these duties, indicate its most significant activities during the financial year and how it has, in practice, exercised each of the duties attributed to it, whether in law, in the bylaws or in other corporate resolutions.

The main task of the Remunerations Committee is to assist the Board of Directors in remuneration matters within its remit and, in particular, those relating to the remuneration of directors, senior managers and those employees whose professional activities have a significant impact on the risk profile of the Group (the “Identified Staff”), ensuring observance of approved remuneration policies.

More specifically, in accordance with the powers assigned to it by Article 5 of the Regulations of the Remunerations Committee, approved by the Board on 29 April 2019, and notwithstanding any other duties assigned to it by law, by the Bank’s internal regulations or by resolution of the Board of Directors, the Remunerations Committee broadly performs the following functions:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

1)

Propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the remuneration policy for directors, and also submit its corresponding report, all in accordance with the terms established by applicable regulations at any given time.

2)	Determine the remuneration of non-executive directors, as provided for in the remuneration policy for directors, submitting the corresponding proposals to the Board.

3)

Determine the extent and amount of individual remunerations, rights and other economic rewards, as well as the remaining contractual conditions for executive directors, so that these can be contractually agreed, in accordance with the remuneration policy for directors, submitting the corresponding proposals to the Board of Directors.

4)

Determine the objectives and criteria for measuring the variable remuneration of the executive directors and assess the degree of achievement thereof, submitting the corresponding proposals to the Board of Directors.

5)

Analyse, where appropriate, the need to make ex-ante or ex-post adjustments to variable remuneration, including the application of malus or clawback arrangements for variable remuneration, submitting the corresponding proposals to the Board of Directors, prior report of the corresponding committees in each case.

6)

Annually submit the proposal of the annual report on the remuneration of the Bank’s directors to the Board of Directors, which will be submitted to the Annual General Shareholders’ Meeting, in accordance with the provisions of the applicable law.

7)

Propose to the Board of Directors the remuneration policy for senior managers and rest of Identified Staff. Likewise, oversee its implementation, including oversight of the process for identifying such employees.

8)

Propose to the Board of Directors, and oversee the implementation of, the remuneration policy for the Group, which may include the policy for senior managers and other employees of the Identified Staff, stated in the previous paragraph.

9)	Propose to the Board of Directors the basic contractual conditions for senior managers, including their remuneration and severance indemnity in the event of termination.

10)

Directly oversee the remuneration of senior managers and determine, within the framework of the remuneration model applicable to Senior Management at any given time, the objectives and criteria for measuring variable remuneration of the heads of the Regulation and Internal Control function and of the Internal Audit function, submitting the corresponding proposals to the Board of Directors, on the basis of those submitted to it in this regard by the Risk and Compliance Committee and the Audit Committee, respectively.

11)

Ensure observance of the remuneration policies established by the Company and review them periodically, proposing, where appropriate, any modifications deemed necessary to ensure, amongst other things, that they are adequate for the purposes of attracting and retaining the best professionals, that they contribute to the creation of long-term value and adequate control and management of risks, and that they attend to the principle of pay equity. In particular, ensure that the remuneration policies established by the Company are subject to internal, central and independent review at least once a year.

12)	Verify the information on the remuneration of directors and senior managers contained in the various corporate documents, including the annual report on the remuneration of directors.

13)

Oversee the selection of external advisers, whose advice or support is required for the performance of their functions in remuneration matters, ensuring that any potential conflicts of interest do not impair the independence of the advice provided.

The organisational and operational rules and most significant activities carried out by the Remunerations Committee in 2019 are detailed in section H of this Report.

RISK AND COMPLIANCE COMMITTEE

Name	Position	Category
Juan Pi Llorens	Chair	Independent

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

José Miguel Andrés Torrecillas	Member	Independent
Jaime Félix Caruana Lacorte	Member	Independent
Carlos Loring Martínez de Irujo	Member	Other external
Susana Rodríguez Vidarte	Member	Other external

% of proprietary directors	0%
% of independent directors	60%
% of other external directors	40%

Explain the duties assigned to this committee and describe both the procedures and organisational and operational rules of the committee. For each of these duties, indicate its most significant activities during the financial year and how it has, in practice, exercised each of the duties attributed to it, whether in law, in the bylaws or in other corporate resolutions.

The main task of the Risk and Compliance Committee is to assist the Board of Directors in the determination and monitoring of the Group’s risk control and management policy, including risk internal control and non-financial risks, with the exception of those related to internal financial control, which are within the Audit Committee’s remit; those related to technological risk, which are within the Technology and Cybersecurity Committee’s remit; and those related to business and reputational risk, which are within the Executive Committee’s remit. It will also assist the Board of Directors in the oversight of the Compliance function and the implementation of a risk and compliance culture in the Group.

In particular, in accordance with the powers conferred on it by Article 5 of the Regulations of the Risk and Compliance Committee approved by the Board on 29 April 2019, and without prejudice to any other functions assigned to it either by law, the Bank’s internal regulations or attributed to it by decision of the Board of Directors, the Risk and Compliance Committee will have the following functions explained below, including also the actions carried out by the Committee to fulfil said functions:

1.

Analyse, on the strategic bases established either by the Board of Directors or the Executive Committee at any given time, and submit to the Board proposals regarding the strategy, control and management of the risks of the Group. These proposals will identify, in particular: (i) the Group’s risk appetite; and (ii) the level of acceptable risk in terms of the risk profile and risk capital broken down into the Group’s businesses and areas of activity. The proposals shall be analysed and submitted to the Board of Directors by the Committee on the basis of the strategic and financial approaches determined by both the Board of Directors and the Executive Committee.

With regard to the BBVA Group’s Risk Appetite Framework for financial year 2019, the Risk and Compliance Committee has revised the proposal for risk statements, metrics and limits prior to its consideration and approval by the competent corporate bodies.

Furthermore, in several of its meetings the Risk and Compliance Committee analysed and finally submitted proposals for the BBVA Group’s Risk Appetite Framework for 2020 financial year, as well as an update to the BBVA Group’s General Risk Management and Control Model. These were submitted to the Board of Directors for its consideration and, where appropriate, its approval, on the basis of the approach taken by the Executive Committee.

On the other hand, during financial year 2019, the Risk and Compliance Committee reviewed reports on the internal capital adequacy assessment process (ICAAP) and the internal liquidity adequacy assessment process (ILAAP), as well as proposals on statements of capital and liquidity adequacy, as legally required, in order to monitor the development of stress scenarios and verify their alignment with the approved Risk Appetite Framework. This review was carried out with assistance from the Risk and Finance areas, amongst others. This made it possible to ensure that these reports and proposals faithfully reflected the Group’s situation in the areas analysed prior to them being submitted for consideration by the Executive Committee and the Board of Directors.

2.

Address, in a manner consistent with the Risk Appetite Framework established by the Board of Directors, the control and management policies for the different Group’s risks, including financial risks, and, to the extent that they do not correspond to another Board Committee, non-financial risks, as well as internal control and reporting systems.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Risk and Compliance Committee has participated in the annual review and updating of the corporate risk management and control policies for the different risks of the Group, ensuring they are consistent with the Group’s General Risk Management and Control Model.

The Risk and Compliance Committee also confirmed that the Model itself is adequate and that the Group has risk-management areas structured both at corporate level and in each geographical and/or business area, that function correctly and provide the Committee with the information required to understand the Group’s risk exposure at all times, thus enabling the Committee to fulfil its monitoring, supervision and control functions.

3.

Supervise the effectiveness of the Regulation & Internal Control area (under whose direction the areas of Supervisors, Regulation and Compliance are included, as well as Internal Risk Control and Non-Financial Risks), which will report to the Board of Directors via the Committee, and in particular will: (i) propose to the Board of Directors the appointment and removal of the Head of Regulation & Internal Control; (ii) analyse and establish the objectives for the Head of Regulation & Internal Control, and carry out evaluation of their performance; (iii) ensure that Regulation & Internal Control has the material and human resources necessary for the effective performance of its functions; (iv) analyse and, where appropriate, approve the annual work plan for Regulation & Internal Control, as well as its modifications, and monitor compliance with it.

The Risk and Compliance Committee has monitored the effectiveness of the Regulation & Internal Control area, in matters related to the Head of the area (e.g. appointment, setting objectives) and ensuring that the area has the resources necessary to carry out its functions.

Continued in section H of this Report.

TECHNOLOGY AND CYBERSECURITY COMMITTEE

Name	Position	Category
Carlos Torres Vila	Chair	Executive
Tomás Alfaro Drake	Member	Other external
Sunir Kumar Kapoor	Member	Independent
Juan Pi Llorens	Member	Independent
Jan Paul Marie Francis Verplancke	Member	Independent

% of executive directors	20%
% of proprietary directors	0%
% of independent directors	60%
% of other external directors	20%

Explain the duties assigned to this committee and describe both the procedures and organisational and operational rules of the committee. For each of these duties, indicate its most significant activities during the financial year and how it has, in practice, exercised each of the duties attributed to it, whether in law, in the bylaws or in other corporate resolutions.

The main task of the Technology and Cybersecurity Committee is to assist the Board of Directors in oversight technological risk and cybersecurity management and in monitoring the Group’s technological strategy.

In particular, in accordance with the powers conferred on it by Article 5 of the Regulations of the Technology and Cybersecurity Committee approved by the Board on 29 April 2019, the Technology and Cybersecurity Committee will have the following functions, without prejudice to any other functions assigned to it by law, the internal rules of the Bank or by decision of the Board. These fall into two categories, as explained below, including the activities carried out by the Committee to fulfil the respective functions:

•	Duties relating to oversight of technological risk and cybersecurity management, such as:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

Review the Group’s exposures to the main technological risks, including the risks related to information security and cybersecurity, as well as the procedures adopted by the executive area to monitor and control such exposures.

•

Review the policies and systems for the assessment, control and management of the Group’s technological infrastructures and risks, including the response and recovery plans in the event of cyberattacks.

•	Be informed of business continuity plans in matters of technology and technological infrastructure.

•

Being informed, as appropriate, about: (i) compliance risks associated with information technology; (ii) the procedures established for identifying, assessing, overseeing, managing and mitigating these risks.

•

Being informed about any relevant events that may have occurred with regard to cybersecurity, i.e. events that, either individually or as a whole, may cause significant impact or harm to the Group’s equity, results or reputation.

•	Being informed, as required, by the head of the Technological Security area regarding the activities it carries out, as well as any incidents that may arise.

To ensure compliance with these duties, the Technology and Cybersecurity Committee has performed the following activities:

•

Review of the Group’s exposure to technological risk: The Committee has reviewed the Bank’s and the Group’s exposure to the main technological risks, including risks relating to information security and cybersecurity, ensuring that the executive area is equipped with procedures for monitoring and controlling said exposures.

•

Evaluation, control and management of risks: The Committee has monitored the Group’s technological infrastructures and risks, and is informed of the cyberattack response and recovery plans, as well as the business continuity plans that affect the Group’s main technological infrastructures.

Furthermore, the Committee has been informed of the compliance risks associated with information technology, such as those derived from managing data with regard to the regulation on personal data protection and the new regulation on payment services, as well as the procedures established to identify, manage, control and, if necessary, mitigate these types of risks.

•	Cybersecurity: The Committee has been informed of the Group’s cybersecurity strategy and of the systems and tools that the Group possesses in this regard.

Likewise, the Committee has been informed of any significant events that have occurred in relation to cybersecurity, including those that have directly affected the Bank or the Group’s companies, as well as those that have affected important (national or international) entities or companies, so that the Committee is aware of the threats to which the Group is (or may be) exposed and of the technological defences that BBVA possesses at any time to combat possible attacks.

•

Reports from the head of the Technological Security area: The Committee has been informed of the relevant events, projects, transactions, tasks and activity indicators affecting the Group’s various cybersecurity programmes.

Continued in section H of this report.

C.2.2 Fill in the following table with information on the number of female directors sitting on the committees of the board of directors at the close of the last four financial years:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

	Number of female directors
	Financial year 2019		Financial year 2018		Financial year 2017		Financial year 2016
	Number	%	Number	%	Number	%	Number	%
Executive Committee	1	16.66%	1	16.66%	1	16.66%	1	16.66%
Audit Committee	3	60%	3	60%	2	40%	2	40%
Appointments and Corporate Governance Committee	2	40%	3	60%	2	40%	2	40%
Remunerations Committee	3	60%	3	60%	2	40%	1	20%
Risk and Compliance Committee	1	20%	1	20%	1	20%	1	20%
Technology and Cybersecurity Committee	—	—	—	—	—	—	—	—

C.2.3 Indicate, where applicable, if there are regulations for the board committees, where they can be consulted and any amendments made to them during the financial year. Indicate whether an annual report on the activities of each committee has been prepared voluntarily.

The Board of Directors, at its meeting on 29 April 2019, approved amendments to the Regulations of the Board of Directors and to those of its committees. As a result, all Board committees have their own regulations with the following characteristics in common: (i) harmonised structure and content; (ii) the specific functions of the respective committee; and (iii) referral to the Regulations of the Board as regards the operation of the Committee in all matters not provided for in each set of Regulations. These are all available on the Bank’s corporate website (www.bbva.com), under “Shareholders and Investors”, “Corporate Governance and Remuneration Policy”.

In particular, with regard to the Executive Committee, the Audit Committee, the Risk and Compliance Committee and the Technology and Cybersecurity Committee, the following changes were approved which resulted in new consolidated texts:

•

The Executive Committee’s delegated functions were specified and limited, and provides support to the Board in matters of strategy and finance and acts as a delegated body under the scope established in its Regulations. Furthermore, the framework for decision-making in relation to its various responsibilities was reflected in the Regulations, distinguishing between: (i) support functions to supporting the Board of Directors in decision-making; (ii) functions relating to the prior report on policies that are submitted for approval by the Board of Directors and approval of general policies; (iii) monitoring and control functions and (iv) decision-making functions on certain matters.

•

The responsibilities of the Audit Committee have been modified to focus on those relating to oversight of the Bank’s and the Group’s financial information, to the relationship with the external auditor and to the Internal Audit function as the Group’s third line of defence or “third layer of control”. Responsibilities assigned to date relating to the areas of regulatory compliance and conduct of the directors were removed from the scope of this Committee.

•

With regard to the Risk and Compliance Committee, all functions relating to the “second layer of control” are now included within its remit, with the exception of functions which fall within the remit of other committees in matters of internal financial control, technological risk and reputational and business risk. Matters relating to regulatory compliance and legal risk are also now included within this committee’s remit. In addition, the Regulations also include a requirement that the Committee be composed exclusively of non-executive directors, with a majority of independent directors.

•	With regard to the Technology and Cybersecurity Committee, technical improvements were incorporated into its Regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Moreover, new Regulations were implemented for the Appointments and Corporate Governance Committee and the Remunerations Committee, as said Committees did not have their own regulations, with the following main changes being introduced:

•

Functions relating to the corporate governance of the Company, such as the assessment of Board members’ performance, succession plans and the periodic review of the Bank’s corporate governance system, as well as those relating to the conduct of directors, are now included within the remit of the Appointments and Corporate Governance Committee.

•	Some of the functions of the Remunerations Committee were reinforced as part of the development of the Bank’s Corporate Governance System.

All of the committees of the Board of Directors, within the framework of the annual assessment process of their operation, have prepared and submitted a report to the Board of Directors detailing the activity carried out by each of them in the performance of their functions during 2019, which are explained in more detail in sections C.1.17 and C.2.1 above.

D RELATED-PARTY TRANSACTIONS AND INTRA-GROUP TRANSACTIONS

D.1 Explain the procedure and competent bodies, if any, for approving related-party and intra-group transactions.

Procedure for approving related-party transactions

Article 17.1.e) (iii) of the Regulations of the Board of Directors provides that the Board is responsible for approving, where applicable, transactions carried out by the Bank or its Group companies with directors or shareholders who, individually or in concert with others, hold a significant interest, including shareholders represented on the Board of Directors of the Company or of other Group companies, or with persons linked to them, with the exceptions provided for by law.

Moreover, Article 8.6 of the Regulations of the Board of Directors establishes that approval of the transactions conducted by the Company or by Group companies with directors, when these correspond to the Board of Directors, will be granted, where appropriate, prior report from the Audit Committee. The only exceptions to this approval will be transactions that simultaneously meet the three following specifications: (i) they are carried out under contracts with standard terms and are applied en masse to a large number of customers; (ii) they are executed at rates or prices set in general by the party acting as supplier of the goods or services; and (iii) they are worth less than 1% of the Company’s annual revenues.

D.2 Detail transactions deemed to be significant for their amount or content carried out between the company or its group companies and the company’s significant shareholders:

Name or corporate name of the significant shareholder	Name or corporate name of the company or group company	Nature of the relationship	Type of transaction	Amount (thousands of euro)

D.3 Detail any transactions deemed to be significant for their amount or content carried out between the company or its group companies and the directors or executives of the company:

Name or corporate name of the directors or executives	Name or corporate name of the related party	Relationship	Nature of the transaction	Amount (thousands of euro)

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D.4 Detail the significant transactions in which the company has engaged with other companies belonging to the same group, except those that are eliminated in the process of drawing up the consolidated financial statements and that do not form part of the company’s usual trade with respect to its objects and conditions.

In any event, provide information on any intra-group transactions with companies established in countries or territories considered tax havens:

Corporate name of the Group Company	Brief description of the transaction	Amount (thousands of euro)
BBVA GLOBAL FINANCE LTD.	Current account deposits	2,369
BBVA GLOBAL FINANCE LTD.	Term account deposits	6,053
BBVA GLOBAL FINANCE LTD.	Issue-linked subordinated liabilities	178,083

D.5 Detail any significant transactions between the company or its group companies and other related parties, which have not been listed in the previous entries.

Corporate name of the related party	Brief description of the transaction	Amount (thousands of euro)

D.6 Detail the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, executives or significant shareholders.

Articles 7 and 8 of the Regulations of the Board of Directors regulate issues relating to possible conflicts of interest as follows:

Article 7

Directors must adopt necessary measures to avoid incurring in situations where their interests, whether on their own account or for that of others, may enter into conflict with the corporate interest and with their duties with respect to the Company, unless the Company has granted its consent under the terms established in applicable legislation and in the Regulations of the Board of Directors.

Likewise, they must refrain from participating in deliberations and votes on resolutions or decisions in which they or a related party may have a direct or indirect conflict of interest, unless these are decisions relating to appointment or removal of positions on the management body.

Directors must notify the Board of Directors of any situation of direct or indirect conflict that they or parties related to them may have with respect to the Company’s interests.

Article 8

The duty of avoiding situations of conflicts of interest referred to in the Article 7 above obliges the directors to refrain from, in particular:

•

Carrying out transactions with the Company, unless these relate to ordinary transactions, performed under standard conditions for customers and of minor relevance. Such transactions are deemed to be those whose information is not necessary to provide a true picture of the Company’s equity, financial situation and results.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Using the name of the Company or invoking their position as director to unduly influence the performance of private transactions.

•	Making use of corporate assets, including the Company’s confidential information, for private ends.

•	Taking advantage of the Company’s business opportunities.

•	Obtaining advantages or remuneration from third parties other than the Company and its Group, associated to the performance of their position, unless they are mere tokens of courtesy.

•

Engaging in activities on their own account or on behalf of third parties that involve effective actual or potential competition with the Company or that, in any other way, bring them into permanent conflict with the Company’s interests.

The above provisions will also apply should the beneficiary of the prohibited acts or activities described in the previous sections be a related party to the director. However, the Company may dispense with the aforementioned prohibitions in specific cases, authorising a director or a related party to carry out a certain transaction with the Company, to use certain corporate assets, to take advantage of a specific business opportunity or to obtain an advantage or remuneration from a third party.

When the authorisation is intended to dispense with the prohibition against obtaining an advantage or remuneration from third parties, or affects a transaction whose value is over 10% of the corporate assets, it must necessarily be agreed by the General Shareholders’ Meeting.

The obligation not to compete with the Company may only be dispensed with when no damage is expected to the Company or when any damage that is expected is compensated by the benefits that are foreseen from the dispensation. The dispensation will be conferred under an express and separate resolution of the General Shareholders’ Meeting.

In other cases, the authorisation may also be resolved by the Board of Directors, provided that the independence of the members conferring it is guaranteed with respect to the director receiving the dispensation. Moreover, it will be necessary to ensure that the authorised transaction will not do harm to the corporate equity or, where applicable, that it is carried out under market conditions and that the process is transparent.

Approval by the Board of Directors of the transactions of the Bank or companies within its Group with directors will be granted, where appropriate, after receiving a report from the Audit Committee. The only exceptions to this approval will be transactions that simultaneously meet the three following specifications: 1) they are carried out under contracts with standardised terms and are applied en masse to a large number of customers; 2) they are executed at rates or prices set in general by the party acting as supplier of the goods or services; and 3) they are worth less than 1% of the Company’s annual revenues.

Since BBVA is a credit institution, it is subject to the provisions of Spanish Law 10/2014 of 26 June, on the regulation, supervision and solvency of credit institutions, whereby the directors and general managers or similar positions may not obtain credits, collateral or guarantees from the Bank on whose board or management they work, above the limit and under the terms established in Article 35 of Royal Decree 84/2015, implementing Law 10/2014, unless expressly authorised by the Bank of Spain.

Continued in Section H of this report.

D.7 Are more than one of the Group’s companies listed in Spain?

NO

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Identify the other companies listed in Spain and their relationship with the company:

Identity and relationship with other listed Group companies

Indicate whether the respective areas of business and any potential relations between them, as well as any potential business relations between the other listed company and other group companies, have been publicly defined:

NO

Define any potential business relations between the parent company and the listed subsidiary company, and between the listed subsidiary company and other group companies

Identify the mechanisms established to resolve any potential conflicts of interest between the listed company and other group companies:

Mechanisms to resolve potential conflicts of interest

E RISK CONTROL AND MANAGEMENT SYSTEMS

E.1 Explain the scope of the company’s Risk Control and Management System, including risks of a tax-related nature.

The BBVA Group has a general risk management and control model (hereafter, the “Model”) adapted to its business model, its organisation, its footprint and its Corporate Governance System. This allows the BBVA Group to operate within the framework of the control and risk management strategy and policy defined by the Bank’s corporate bodies and to adapt to an ever-changing economic and regulatory environment, addressing risk management on a global level in a manner adapted to the circumstances at any moment.

This Model is applied comprehensively in the Group and is made up of the basic elements set out below:

I.	Governance and organisation

II.	Risk Appetite Framework

III.	Evaluation, monitoring and reporting

IV.	Infrastructure

Furthermore, the Group promotes the development of a risk culture that ensures consistent application of the Model within the Group, and that guarantees that the risk function is understood and internalised at all levels of the organisation.

The Model applies to the management and control of financial and non-financial risks of the Group, including tax risks, without prejudice that, on the tax scope, in addition to the management of this type of risk as a non-financial risk, BBVA has tax risk management policy based on an adequate control environment, a risk identification system and a monitoring process including continuous improvement of the effectiveness of the established controls. This management model is revised and assessed by an independent expert.

For more information on the basic elements of the Model, see “General risk management and control model” in the “Risk management” chapter of the individual and consolidated Management Reports for financial year 2019.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E.2 Identify the corporate bodies responsible for drawing up and enforcing the Risk Control and Management System, including tax-related risks.

With regard to risks, the Board of Directors is responsible for determining the risk control and management policy and the oversight and control of its implementation.

In addition, and for a proper discharge of its functions, the Board of Directors is assisted by the Risk and Compliance Committee in the matters specified below. It is also assisted by the Executive Committee, which focuses on strategy, finance and business-related matters in an integrated manner, in order to monitor the Group’s risks.

In particular, the Board of Directors establishes the Group’s risk strategy and, in the discharge of this function, determines the risk control and management policy, which is set out in: the BBVA Group’s Risk Appetite Framework—which includes the Group’s risk appetite statement and a set of quantitative metrics originating from said statement that reflect the BBVA Group’s risk profile—; the management policy framework for the different types of risk to which the Bank is or may be exposed; and the BBVA Group’s risk control and management model.

Furthermore, it monitors the evolution of the BBVA Group’s risks as well as the risks of each of its main geographical and/or business areas, ensuring their compliance with the BBVA Group’s Risk Appetite Framework; also overseeing internal information and control systems.

At the executive level, the Head of Global Risk Management is responsible for managing all of the Group’s financial risks and is responsible for ensuring, within the scope of functions, that the BBVA Group’s risks are managed according to the established model.

For decision-making, the Head of Global Risk Management has a governance structure for the role that culminates in a support forum, the Global Risk Management Committee (GRMC), which is established as the main executive-level committee on the risks within its remit.

In addition, the Chief Risk Officers of the geographical and business areas report functionally to the Head of Global Risk Management and report operationally to the head of their geographical and/or business area. This dual reporting system aims to ensure the independence of the local risk management function from the operating functions, and enable its alignment with the Group’s risk-related corporate policies and goals.

With regard to non-financial risks and internal control, the Group has a Regulation & Internal Control area that is independent from the other units, and is responsible for proposing and implementing policies related to non-financial risks and the Group’s internal control model. This area also includes, amongst others, the Non-Financial Risk, Regulatory Compliance and Internal Risk Control units.

For more information on the bodies responsible for risk management and control at BBVA, see “Governance and organization” in the “General risk management and control model” section under the “Risk management” chapter of the individual and consolidated Management Reports for financial year 2019.

As far as tax risk is concerned, the Tax function of the BBVA Group is responsible for establishing the control mechanisms and internal rules necessary to ensure compliance with current tax regulations, as well as proposing the tax strategy to the Board of Directors for their consideration and approval, where appropriate. In addition, the Audit Committee is responsible for overseeing the tax risks in the process of preparation and presenting financial information, which is evidenced by the reports made by the Head of the BBVA Group’s Tax function to the Committee.

E.3 Indicate the primary risks, including tax-related risks and, where significant, risk derived from corruption (the latter can be understood to be within the scope of Royal Decree Law 18/2017) that could prevent business targets from being met.

BBVA has processes to identify risks and analyse scenarios, enabling dynamic and advance risk management. These processes are forward-looking to ensure the identification of emerging risks, and take

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

into account the concerns of both the business and corporate areas, as well as those of Senior Management.

Risks are identified and measured in a consistent manner and in line with methodologies that are considered adequate. Their measurement includes scenario analyses and stress testing, and considers the controls to which the risks are subject.

In this regard, there are a number of emerging risks that could impact the Group’s business performance. These risks are organised into the following large blocks:

•	Macroeconomic and geopolitical risks

•	Regulatory and reputational risks

•	Business, legal and operational risks

For more information on these risks, see “Risk factors” in the “Risk management” chapter of the individual and consolidated Management Reports for financial year 2019, and “Other non-financial risks” chapter of the Non-Financial Information Statement, included in said Management Reports.

Likewise, amongst the possible crimes included in the criminal prevention model are those related to corruption and bribery, since there are a number of risks that could manifest in a company with characteristics such as those of BBVA. For more information on these, see “Other standards of conduct” in the “Compliance system” section, which is included in the “Ethical behaviour” chapter of the Non-Financial Information Statement in the individual and consolidated Management Reports for the 2019 financial year.

On the other hand, and not having the consideration of significant risk referred to in this section, the Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt). Such investigation includes the provision of services by Cenyt to the Bank.

In relation to this, on 29th July 2019, the Bank was named as an official suspect (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could be constitutive of bribery, revelation of secrets and corruption.

Certain current and former officer and employees of the Group, as well as former directors have also been named as official suspects in connection with this investigation.

The Bank has been and continues to proactively collaborate with the Spanish judicial authorities, and has shared with the courts the relevant information from its on-going forensic investigation regarding its relationship with Cenyt.

The Bank has also testified before the judge and prosecutors at the request of Central Investigating Court No. 6 of the National High Court.

On 3 February 2020 the Bank was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting secrecy of the proceedings.

This criminal judicial proceeding is at a preliminary stage. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

E.4 Identify whether the company has a risk tolerance level, including tax-related risks.

The Group’s Risk Appetite Framework, approved by the corporate bodies, determines the risks (financial and non-financial risks, including tax risks) and the associated risk levels that the Group is prepared to assume to achieve its objectives, considering the organic development pattern of the business. These are expressed in terms of solvency, liquidity and funding, profitability and recurrence of revenue, which are reviewed not only periodically but also if there are any substantial changes in the Bank’s business strategy or relevant corporate transactions.

The Risk Appetite Framework is expressed through the following elements:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Risk Appetite Statement: This contains the general principles of the Group’s risk strategy and the target risk profile.

•

Statements and core metrics: Derived from the appetite statement, these statements set out the general risk management principles in terms of solvency, liquidity and funding, profitability and income recurrence.

•

Statement and metrics by type of risk: The general principles for managing each type of risk are established based on the core metrics and their thresholds for the risk in question. A series of metrics are also determined, and adherence to these ensures compliance with the core metrics and the Group’s Risk Appetite Statement.

In addition to this Framework, there is a level of management limits that is defined and managed by the areas responsible for managing each type of financial and non-financial risk (including tax risks) in developing the structure of the metrics by type of risk. This is to ensure that anticipatory risk management respects this structure and, in general, the established Risk Appetite Framework.

Each significant geographical area has its own Risk Appetite Framework consisting of its local Risk Appetite Statement, core metrics and statements, statements and metrics by type of risk, which should be consistent with those set at the Group level, but adapted to their reality and approved by the corresponding corporate bodies of each entity. This Appetite Framework has a limit structure in line and consistent with the above.

The corporate risk area works together with the various geographical and/or business areas to define their Risk Appetite Framework, so that it is coordinated with, and integrated into the Group’s Risk Appetite, making sure that its profile is in line with the one defined. Also, for local monitoring purposes, the Chief Risk Officer for the geographical area and/or business area will periodically report on the evolution of the local Risk Appetite Framework metrics to their corporate bodies, as well as, where appropriate, to the appropriate local top-level committees, following a scheme similar to that of the Group, in accordance with its own corporate governance systems.

For more information on the Risk Appetite Framework described above and on its monitoring and management integration, see “Risk Appetite framework” in the “General Risk management and control model” section within the “Risk management” chapter of the individual and consolidated Management Reports for financial year 2019.

E.5 State what risks, including tax-related risks, have occurred during the financial year.

Risk is inherent to financial activity and, therefore, the occurrence of risks in minor or major measure is an inseparable part of the Group’s activities. BBVA therefore offers detailed information on the evolution of risks which, by their nature, continuously affect the Group in carrying out its activity. This information is provided in its annual financial statements (notes 7 and 19 on risk management and tax risks, respectively, in the BBVA Group’s Consolidated Annual Financial Statements; and notes 5 and 17 on the same subject matters, in the BBVA Group’s Individual Annual Financial Statements, both for financial year 2019) and in the individual and consolidated management reports, both for financial year 2019 (“Risk management” chapter and “Other non-financial risks” chapter of the Non-Financial Information Statement).

E.6 Explain the response and oversight plans for the primary risks faced by the company, including tax-related risks, and the procedures followed by the company to ensure that the Board of Directors responds to any new challenges.

The BBVA Group’s internal control system for operational risks is based on the best practices developed both in the COSO (Committee of Sponsoring Organizations of the Treadway Committee) “Enterprise Risk Management—Integrated Framework” and in the “Framework for Internal Control Systems in Banking Organisations” drawn up by the Basel Bank for International Settlements (BIS).

The control model has a system comprising three lines of defence:

•

The Group’s business and support units constitute the first line of defence. They are responsible for primary management of current and emerging risks, and implementing control procedures for risk mitigation. They are also responsible for reporting to their business/support unit.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The second line of defence is comprised of specialised control units in different areas of risk: Compliance, Legal, Finance, People, Physical security, Technological security, Information and Data Security, Suppliers, Internal Risk Control and Processes. This line defines the control policies in its specialist field, across the entire Entity, and provides training to areas exposed to risk. It also contrasts the identification of current and emerging risks carried out by the different business and support units, and assesses the adequacy and effectiveness of the control environments implemented by them.

With regard to operational risk, the control activity for the first and second lines of defence will be coordinated by the Non-Financial Risks unit, which will also be responsible for providing these units with a common internal control methodology and global tools. The Group’s Head of Non-Financial Risks is responsible for the function and, together with the Head of Compliance and the Head of Internal Risk Control, reports its activity to the Head of Regulation & Internal Control and to the Board’s Risk and Compliance Committee, assisting the latter in any matters where requested.

•

The third line of defence is made up of the Internal Audit unit, for which the Group assumes the guidelines of the Basel Committee on Banking Supervision and of the Institute of Internal Auditors. Its function is configured as an independent and objective activity of evaluation of the first and second lines of defence. It evaluates the efficiency and effectiveness of the internal control and risk management policies and systems and of the processes and policies established by the Group.

As part of the second line of defence, the Group has a specific Internal Risk Control Unit, within the area of Regulation & Internal Control, which, independently, performs, among other tasks, the contrast and control of financial risk regulation and governance structure and its application and operation in the area of Global Risk Management, as well as the contrast of the development and implementation of financial risk management and control processes. It is also responsible for the validation of risk models.

The Group’s Head of Internal Risk Control is responsible for the function, proposes its work plan to the Head of Regulation & Internal Control and to the Risk and Compliance Committee, providing them with the necessary information to monitor the activity plans proposed. Moreover it assists the Risk and Compliance Committee it in any matters where requested.

In addition, the internal risk control function is global and transversal, covering all types of financial risks and having specific units in all geographical and/or business areas, with functional dependency on the Group’s Head of Internal Risk Control.

As far as tax risk is concerned, the Tax Department, located within the Finance area, is responsible for establishing the policies and controls necessary to ensure compliance at all times with the current tax regulations and the tax strategy approved by the Board of Directors. Internal Financial Control, as a second line of defence against financial, accounting and tax risks, is the area responsible for assessing the quality of the design and effectiveness of the control model operating in tax processes, as detailed in section F of this document.

Finally, in order to meet the new challenges that arise, the BBVA Group has a governance system that allows the Board of Directors to be informed of the real and potential risks that affect or may affect the Group at any time. Thus, in addition to the work carried out by the Bank’s different areas of control (Risk, Regulation & Internal Control and Internal Audit), as well as other areas of the Bank, such as the legal and tax areas; and the corresponding Board committees (such as the Risk and Compliance Committee or Audit Committee), there is also the prospective monitoring and supervision carried out by the Technology and Cybersecurity Committee. Its work allows the Board of Directors to be informed of the main technological risks to which the Group is exposed – including those relating to information security risks, information technology compliance risks, and cybersecurity risks – as well as current technology strategies and trends, and relevant cybersecurity events affecting the Group or which might affect it in the future, among other functions.

F INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS OVER FINANCIAL REPORTING (ICFR)

Describe the mechanisms comprising the risk management and control systems for financial reporting (ICFR) in your entity.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

F.1 The entity’s control environment

Give information on the key features of at least:

F.1.1. Which bodies and/or functions are responsible for: (i) the existence and maintenance of an adequate and effective ICFR; (ii) its implementation and (iii) its supervision.

Pursuant to Article 17 of its Regulations, the Board of Directors approves the financial information that BBVA is required to publish periodically as a listed company. The Board of Directors has an Audit Committee whose main task, among others, is to assist the Board in overseeing the preparation of financial statements and public information, as well as monitoring internal financial control.

In this regard, the Regulations of BBVA’s Audit Committee establish that one of the Committee’s functions is to oversee the effectiveness of the Company’s internal control and the risk management systems in the process of drawing up and presenting financial information, including tax risks, as well as discussing with the external auditor the significant weaknesses of the internal control system detected during the audit.

The BBVA Group complies with the requirements imposed by the Sarbanes Oxley Act (“SOX”) for each financial year’s consolidated annual financial statements due to its status as a publicly traded company listed with the United States Securities Exchange Commission (“SEC”). The main Group executives are involved in the design, compliance and maintenance of an effective internal control model that guarantees the quality and veracity of the financial information. The Finance area has been responsible during 2019 for producing the consolidated annual financial statements and maintaining the control model for financial information generation. Specifically, this function is performed by the Financial Internal Control area, which is integrated within the Group’s general internal control model, which is outlined below.

In 2019, the BBVA Group strengthened its internal control model, which comprise two key elements. The first element is the control structure, organised into three lines of defence, as described in section E.6 above, and the second is a governance scheme known as Corporate Assurance, which establishes a framework for overseeing the internal control model and for escalating the main issues relating to internal control within the Group to Senior Management.

The Corporate Assurance model (in which the business areas, support areas and the areas specialising in internal control participate), is organised into a system of committees that analyse the most relevant issues related to internal control in each geographical area, with the participation of the country’s top managers. These committees report to the Group’s Global Committee, chaired by the Chief Executive Officer with the assistance of the main global executives responsible for the business and control areas.

The effectiveness of this internal control system is assessed periodically for those risks that may affect the correct preparation of the Group’s financial statements. The assessment is coordinated by the Internal Financial Control area and involves control specialists from business and support areas. The Group’s Internal Audit area also performs its own assessment of the internal control system with regard to the generation of financial information. In addition, the external auditor of the BBVA Group issues an opinion every year on the effectiveness of internal control over financial reporting based on criteria established by COSO (Committee of Sponsoring Organizations of the Treadway Commission) and in accordance with PCAOB (the US Public Company Accounting Oversight Board) standards. This opinion appears in Form 20-F, which is filed every year with the SEC.

The result of the annual internal assessment of the System of Internal Control over Financial Reporting, carried out by Internal Audit and Internal Financial Control, is reported to the Audit Committee by the heads of Internal Financial Control.

F.1.2. Whether, especially in the process of drawing up financial information, the following elements exist:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Departments and/or mechanisms responsible for: (i) the design and review of the organisational structure; (ii) the clear definition of lines of responsibility and authority, with an adequate distribution of tasks and functions; and (iii) ensuring that sufficient procedures exist for their correct dissemination within the entity.

Financial information is produced in the local Finance Departments of the BBVA Group banks in the different countries where it operates. The consolidation work is carried out in the Corporate Centre, in the Finance Department, which has overall responsibility for the preparation and disclosure of the Group’s financial and regulatory information.

BBVA’s organisational structure clearly defines lines of action and responsibility for the areas involved in the generation of financial information, both at the individual entity level and consolidated Group level, and also provides the channels and circuits necessary for the proper disclosure thereof, as well as a procedure for the disclosure of the annual accounts. The units responsible for drawing up these financial statements have a suitable distribution of tasks and the necessary segregation of functions to draw up these statements in an appropriate operational and control framework.

Additionally, there is an accountability model aimed at extending the culture of internal control, and commitment with its compliance. Those in charge of the design and operation of the processes that have an impact on financial reporting certify that all the controls associated with its operation under their responsibility are sufficient and have worked correctly.

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Code of conduct, approval body, degree of dissemination and instruction, principles and values included (indicating whether there are specific mentions of recording transactions and drawing up financial information), body in charge of analysing non-compliance and proposing corrective measures and sanctions.

BBVA has a Code of Conduct that is approved by the Board of Directors and reflects BBVA’s specific commitments with regard to one of the principles of its Corporate Culture: Integrity in the consideration and undertaking of its business. This Code likewise establishes the corresponding whistleblowing channel regarding possible infringements of the Code. It is the subject of training and refresher programmes, including key personnel in the financial function.

Following the update to the Code in 2015, communication campaigns to share its new content have been in place since 2016, making use of new formats and digital channels. In addition, a training plan has been developed at a global level, reaching the entire workforce of the Group.

The Code of Conduct can be accessed on the Bank’s website (www.bbva.com) and on the employees’ website (Intranet). Additionally, Group members undertake personally and individually to observe its principles and rules in an express declaration of awareness and adhesion.

One of the functions of the Risk and Compliance Committee is to examine draft codes of ethics and conduct and their respective modifications prepared by the corresponding area of the Group, and give its opinion in advance of the proposals to be submitted to the Corporate Bodies.

Additionally, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at jurisdiction or Group entity levels, as applicable). Their joint scope of action covers all the Group businesses and activities and their main duty is to ensure effective application of the Code of Conduct. There is also a Corporate Integrity Management Committee, whose scope of responsibility extends throughout BBVA. The main mission of this committee entails ensuring uniform application of the Code in BBVA.

The Compliance Unit in turn independently and objectively promotes and supervises that BBVA acts with integrity, particularly in areas such as money-laundering prevention, conduct with clients, security market conduct, corruption prevention, and other areas that could entail a reputational risk for BBVA. The unit’s duties include fostering the knowledge and application of the Code of Conduct, promoting the drafting and distribution of its implementing standards, assisting in the resolution of any concern that may arise regarding the interpretation of the Code, and managing the Whistleblowing Channel.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Whistleblowing channel, which allows financial and accounting irregularities to be communicated to the audit committee, as well as possible breaches of the code of conduct and irregular activities in the organisation, reporting where applicable if this is confidential in nature.

Preservation of the Corporate Integrity of BBVA transcends merely personal accountability for individual actions, it calls for all employees to have zero tolerance for activities that do not comply with the Code of Conduct or that could harm the reputation or good name of BBVA. This attitude is reflected in everyone’s commitment to whistle-blowing, by timely communication, of situations that, even when unrelated to their activity or area of responsibility, could be infringe regulations or contradict the values and guidelines of the Code.

The Code of Conduct itself establishes the communication guidelines to follow and contemplates a Whistleblowing Channel, guaranteeing the duty of discretion of reporting parties, the confidentiality of the investigations and the prohibition of retaliation or adverse consequences in light of communications made in good faith.

Telephone lines and email inboxes have been set up in each jurisdiction for these communications, available on the Group Intranet.

As described in the previous section, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at jurisdiction or Group entity levels, as applicable), whose joint scope of action covers all the Group businesses and activities and whose functions and responsibilities (explained in greater detail in their corresponding regulations) include:

•	Driving and monitoring global initiatives to foster and promote a culture of ethics and integrity among members of the Group.

•	Ensuring the uniform application of the Code.

•	Promoting and monitoring the functioning and effectiveness of the Whistleblowing Channel.

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In cases where they are not already included among the members of the Committee, informing Senior Management and/or the person responsible for preparing the financial statements of any events and circumstances from which significant risks might arise for BBVA.

In addition, the Risk and Compliance Committee supervises and controls the proper functioning of the Whistleblowing Channel, receiving periodic reports from the Compliance unit.

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Periodic training and refresher courses for employees involved in preparing and revising financial information, and in ICFR assessment, covering at least accounting standards, audit, internal control and risk management.

The Finance area has a specific programme of courses and seminars, run in both its face-to-face and virtual campus, which complement the general training of all employees of the BBVA Group, in accordance to their functions and responsibilities. Specific training and periodic refresher courses are provided on accounting and tax regulations, internal control and risk management, particularly for teams in the areas involved in preparing and reviewing the financial and tax-related information and in evaluating the internal control system, to help them perform their functions correctly. These courses are taught by professionals from the area and renowned external providers.

Additionally, the BBVA Group has a personal development plan for all employees, which forms the basis of a personalised training programme to deal with the areas of knowledge necessary to perform their functions.

F.2 Financial reporting risk assessment

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Give information on at least:

F.2.1. The key features of the risk identification process, including error and fraud risks, with respect to:

•	Whether the process exists and is documented.

The ICFR was developed by the Group Management in accordance with international standards set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), which establishes five components on which the effectiveness and efficiency of internal control systems must be based:

•	Establishing an adequate control environment for monitoring all these activities.

•	Assessing the risks that may be incurred by an entity in drawing up its financial information.

•	Designing the necessary controls to mitigate the most critical risks.

•	Establishing the adequate information circuits to detect and communicate the system’s weaknesses or inefficiencies.

•	Monitoring such controls to ensure that they are operational and to guarantee their effectiveness over time.

In order to identify the risks with a greater potential impact on the generation of financial information, the processes through which such information is generated are analysed and documented, and an analysis of the risks, errors or inaccuracies that may arise in each is later conducted.

Based on the corporate internal control methodology, the risks are categorised by type, including process errors and fraud, and their probability of occurrence and possible impact are analysed.

The process of identifying risks in the preparation of Financial statements, including risks of error, falsehood or omission, is carried out by the first line of defence: those responsible for each of the processes that contribute to the preparation of financial information and those responsible for control. This risk identification is performed taking into account the theoretical risk model and the mitigation and control framework previously defined by the second line of defence, which, in the case of Finance, is the Internal Financial Control unit (tax and financial reporting risk specialist), who, in turn, challenges the functioning and effectiveness of the controls implemented.

The scope of the periodic assessment –annual, quarterly or monthly- of their controls is determined based on the significance of the risks, thus ensuring coverage of the risks considered critical for the financial statements.

The assessment of the aforementioned risks and the design and effectiveness of their controls begins with the understanding and knowledge of the analysed operating process, considering criteria of quantitative materiality, likelihood of occurrence and economic impact, in addition to qualitative criteria associated with the type, complexity and nature of the risks or of the business or process structure itself.

The system for identifying and assessing the risks of internal control over financial reporting is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, changes in operating processes, the regulations applicable at all times, the risks affecting them and the controls that mitigate them.

All this is documented in a corporate management tool developed and managed by the Non-Financial Risk area (STORM). This tool documents all the risks and controls, by process, which are managed by the different risk specialists, including the Financial Internal Control unit.

•

Whether the process covers all of the objectives of financial reporting (existence and occurrence; completeness; valuation; presentation, breakdown and comparability; and rights and obligations), whether the information is updated and how frequently.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Each of the processes identified in the BBVA Group for drawing up financial information aim to record all financial transactions, value the assets and liabilities in accordance with applicable accounting regulations and provide a breakdown of the information in accordance with regulatory requirements and market needs.

The financial information control model analyses each of the phases of the processes mentioned above (from procedural governance, documentation, criteria setting, decision making, information provision, application operation, monitoring information generated, and reporting), in order to ensure that the identified risks are adequately covered by controls that operate efficiently. The control model is updated when changes arise in the relevant processes for producing financial information.

•

The existence of a process for identifying the consolidation perimeter, taking into account aspects including the possible existence of complex corporate structures, or instrumental or special purpose vehicles.

The Finance area includes a department responsible for the Group’s financial consolidation, which carries out a monthly process of identification, analysis and updating of the perimeter for the Group’s consolidated companies.

In addition, the information from the consolidation department on new companies set up by the Group’s different units, and the changes made to existing companies, is compared with the data analysed by a specific committee at corporate level, whose function is to analyse and document the changes in the composition of the corporate group (Corporate Structure Committee - CES).

In addition, the Finance area of the Bank, in controlling special purpose entities, makes a periodic report to the Audit Committee on the structure of the Group of companies.

•

Whether the process takes into account the effects of other types of risks (operational, technological, financial, legal, tax-related, reputational, environmental etc.) insofar as they impact the financial statements.

The model of internal control over financial reporting applies not only to processes for directly drawing up such financial information but also to all operational or technical processes that could have a relevant impact on the financial, accounting, tax-related or management information.

As mentioned above, the Group has an internal control model coordinated by the Regulation & Internal Control area, which uses a single methodology to assess of all the Group’s Non-Financial Risks (mainly operational, technological, financial, legal, tax-related, reputational, third party and compliance). All the specialist risk areas and control assurers use a common tool (STORM) to document the identification of the risks, the controls that mitigate those risks and the assessment of their effectiveness.

There are control assurers in all the operational or support areas, and therefore any type of risk that may affect the Group’s operations is analysed under that methodology and is included in the ICFR insofar as it may have an impact on the financial information.

•	Which of the entity’s governing bodies supervises the process.

The process for identifying risks and assessing the design, effectiveness and suitability of the controls for generating financial information is documented at least once a year, and is overseen by the Internal Audit area.

Moreover, the Group’s head of Internal Financial Control reports annually to the Audit Committee on analysis work that has been carried out, on the conclusions of the assessment of the control model relating to the generation of financial information, and on the process for downstream certification of the effectiveness of the control model. This process is undertaken by the financial officers of the main entities and holding control specialists. This work follows the SOX methodology in compliance with the legal requirements, under the regulation, on systems of internal control over financial reporting, and is included in Form 20-F, submitted annually to the SEC, as indicated in point F.1 above.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

F.3 Control activities

Give information on the main features, if at least the following exist:

F.3.1. Procedures for review and authorisation of financial information and the description of the ICFR, to be published on the stock markets, indicating who is responsible for it, and the documentation describing the activity flows and controls (including those concerning risk of fraud) for the different types of transactions that may materially impact the financial statements, including the procedure for closing the accounts and the specific review of the relevant judgements, estimates, valuations and projections.

All of the processes relating to the generation of financial information are documented, as is the corresponding control model, including potential risks associated with each process and the controls put in place to mitigate them. As explained in section F.2.1, the aforementioned risks and controls are recorded in the corporate tool STORM, which also includes the result of the assessment of the operation of the controls and the degree of risk mitigation.

In particular, the main processes relating to the generation of financial information are found in the Finance area, and they are: accounting, consolidation, financial reporting, financial planning and monitoring, and financial and tax management. The analysis of these processes, their risks and their controls is also supplemented by that of all other critical risks that may have a financial impact from business areas or other support areas.

In the aforementioned review procedures, special attention is paid, from a control point of view, to the financial and tax-related information disseminated to the securities markets, including the specific review of controls on relevant judgements, estimates and projections used in the preparation of the above-mentioned information.

As noted in the annual financial statements, it is occasionally necessary to make estimates to determine the amount at which some assets, liabilities, income, expenses and commitments should be recorded. These estimates are mainly related to:

•	The value corrections of certain financial assets.

•	The assumptions used to quantify certain provisions and in the actuarial calculation of liabilities and commitments for post-employment and other obligations.

•	The useful life and impairment losses of tangible and intangible assets.

•	The appraisal of goodwill and assignments of the price paid in business combinations.

•	The fair value of certain unlisted assets and liabilities.

•	The recoverability of deferred tax assets.

These estimates are made based on the best information available on the closing date of the financial statement and, together with other relevant issues for the closing of the annual and six-monthly financial statements, are analysed and authorised by a Technical Committee.

F.3.2. Internal control procedures and policies for information systems (among others, access security, change control, their operation, operational continuity and segregation of functions) that support the relevant processes in the entity with respect to drawing up and publishing financial information.

The Group’s current internal control model has expanded the catalogue of technological risks managed as non-financial risks to three distinct categories:

✓	Physical Security: covers risks from inadequate management of the physical security of assets (including technology) and individuals due to the damage and deterioration of such assets.

✓

Technological Security: covers risks from inadequate management of technology changes, IT system failures, low availability and IT performance risk, IT system integrity risk, application tampering fraud, and logical impersonation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

✓

Information and Data Security: covers risks from unauthorised access, modification or destruction of data infrastructure, loss, theft or misuse of information and cyberattacks that affect the privacy, confidentiality, availability, and integrity of information.

The internal control models therefore include procedures and controls regarding the operation of information and access security systems, the segregation of functions, and the development and modification of computer applications used to generate financial information.

Both types of control are identified in the model of internal control over financial reporting and are analysed and assessed periodically, in order to guarantee the integrity and reliability of the information drawn up.

With all these mechanisms, the BBVA Group can confirm that adequate management of access control is maintained, the correct and necessary steps are taken to put applications into production as well as ensuring their subsequent support, the creation of backup copies, and assurance of continuity in the processing and recording of operations.

In summary, the entire process of preparing and reporting financial information has established and documented the procedures and control models for technology and IT systems necessary to provide reasonable assurance of the correctness of the BBVA Group’s public financial information.

F.3.3. Internal control procedures and policies designed to supervise the management of activities subcontracted to third parties and those aspects of evaluation, calculation and assessment outsourced to independent experts which may materially impact the financial statements.

The internal control model sets out specific controls and procedures for the management of subcontracted activities or those aspects of evaluation, calculation and assessment of assets or liabilities outsourced to independent experts.

There is a specialist area of risk arising in operations with third parties (“third party”), a regulation and a committee for non-financial operational risk admission, which includes outsourcing-related matters and establishes and supervises the requirements to be fulfilled at the Group level for the activities to be subcontracted.

There are procedural manuals for the outsourced financial processes that identify the procedures to be followed and the controls to be applied by the service provider units and outsourcing units. The controls established in the outsourced processes concerning the generation of financial information are also tested by the Internal Financial Control area.

The valuations from independent experts used for matters relevant for generating financial information are included within the standard circuit of review procedures executed by internal control, internal auditing and external auditing.

F.4 Information and communication

Give information on the main features, if at least the following exist:

F.4.1. A specific function in charge of defining and maintaining accounting policies (accounting policy department or area) and resolving queries or conflicts stemming from their interpretation, ensuring fluent communication with those in charge of operations in the organisation, and an up-to-date manual of accounting policies, communicated to the units through which the entity operates.

The organisation has two Technical Committees: one for Accounting and one for Capital. The purpose of these committees is to analyse, study and issue standards that may affect the compilation of the Group’s financial and regulatory information, to determine the accounting and solvency criteria required to ensure that

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

transactions are booked correctly, and to calculate capital requirements within the framework of the applicable standards.

The Group also has an Manual for Accounting Policies, which is updated and made available to all Group units by means of the Intranet. This Manual is the tool that guarantees that all the decisions related to accounting policies or specific accounting criteria to be applied in the Group are supported and are standardised. It is approved by the Technical Accounting Committee and is documented and updated for use and analysis by all the Group’s entities.

F.4.2. Mechanisms to capture and prepare financial reporting in standardised formats, for application and use by all of the units of the entity or the group, that support the main financial statements and the notes, and the detailed information on ICFR.

The BBVA Group’s Finance area and the countries’ financial management units are responsible for the processes for preparing financial statements in accordance with the current accounting and consolidation manuals. There is also a consolidation computer application that collects the accounting information of the various companies within the Group and performs the consolidation processes, including the standardisation of accounting criteria, aggregation of balances and consolidation adjustments.

Control measures have also been implemented in each of the aforementioned processes, both locally and at consolidated level, to ensure that all the data supplying the financial information is collected in a comprehensive, exact and timely manner. There is also a single and standardised financial reporting system that is applicable to and used by all the Group units and supports the main financial statements and the explanatory notes. There are also control measures and procedures to ensure that the information disclosed to the markets includes a sufficient level of detail to enable investors and other users of the financial information to understand and interpret it.

F.5 Supervision of the system’s operation

Give information on the key features of at least:

F.5.1. The ICFR supervision activities carried out by the audit committee and whether the entity has an internal audit function with powers that include providing support to the audit committee in its task of supervising the internal control system, including the ICFR. Likewise, information will be given on the scope of the ICFR assessment carried out during the financial year and of the procedure by which the person in charge of performing the assessment communicates its results, whether the entity has an action plan listing the possible corrective measures, and whether its impact on financial reporting has been considered.

The internal control units of the business areas and of the support areas conduct a preliminary assessment of the internal control model, assess the risks identified in the processes, the effectiveness of controls, and the degree of mitigation of the risks, as well as identifying weaknesses, and designing, implementing and monitoring the mitigation measures and action plans.

The first assessment of the effectiveness of the controls should be carried out by the RCA (Risk Control Assurer). Later it is the RCS (Risk Control Specialist –second line of defence-) who must challenge the design and operation of the controls in order to issue a conclusion on the operation of the control model on the risks covered by its field of expertise.

BBVA also has an Internal Audit unit that supports the Audit Committee with regard to the independent supervision of the internal financial information control system. The Internal Audit function is entirely independent of the units that draw up the financial information.

All the weaknesses in controls, mitigation measures and specific action plans are documented in the corporate tool STORM and submitted to the internal control and operational risk committees of the areas, as well as to the local or global Corporate Assurance Committees, based on the significance of the detected issues.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In summary: both the weaknesses identified by the internal control units and those detected by the internal or external auditor have an action plan in place to correct or mitigate the risks.

During the 2019 financial year, the areas responsible for Internal Control conducted a full assessment of the system for internal control over financial reporting, and, to date, no material or significant weakness have been revealed therein affecting the drawing up of financial information.

Additionally, in compliance with the SOX, the Group’s Internal Control and Internal Auditing areas annually assesses the effectiveness of the model of internal control over financial reporting on a group of risks (within the perimeter of SOX companies) that could affect the drawing up of financial statements at local and consolidated levels. This perimeter incorporates risks and controls in Finance and other specialisms that are not directly financial (technology, risks, operational processes, human resources, procurement, legal, etc.). The results of this assessment are reported annually to the Audit Committee.

F.5.2. Whether there is a discussion procedure via which the auditor (in line with the auditing technical standards), the internal audit function and other experts can inform senior management and the audit committee or the entity’s directors of significant weaknesses in the internal control encountered during the review processes for the annual financial statements or any others within their remit. Also provide information on whether there is an action plan to try to correct or mitigate the weaknesses observed.

As described in section F.5.1 above, the Group has a procedure in place whereby the internal auditor and the heads of Internal Financial Control report to the Audit Committee any significant internal control weaknesses detected in the course of their work. Any significant or material weaknesses, if present, will likewise be reported. Similarly, there is a procedure whereby the external auditor reports to the Audit Committee the result of their work assessing the system for internal control over financial information.

Since BBVA is listed with the SEC, the BBVA Group’s auditor annually issues its opinion on the effectiveness of the internal control over financial reporting contained in the Group’s consolidated annual financial statements on 31 December each year, under PCAOB (Public Company Accounting Oversight Board) standards, with a view to filing the financial information with the SEC on Form 20-F. The latest report issued on the financial information for the 2018 financial year is available on www.sec.gov and www.bbva.com.

All control weaknesses identified by the Internal Control, Internal Audit and external audit areas have an action plan for their resolution that is also presented to the Audit Committee.

The internal control oversight carried out by the Audit Committee, described in the Audit Committee Regulations published on the Group website, www.bbva.com, includes the following activities:

•

Analyse, prior to their submission to the Board of Directors and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as in all other required financial information and related non-financial information. For this purpose, the Committee will have the support it needs from the Group’s Senior Management especially that of the area responsible for accounting functions, and from the Company and Group auditor, as well as all the necessary information made available to it with the level of aggregation deemed appropriate.

•

Review the necessary consolidation perimeter, the correct application of accounting criteria, and all the relevant changes relating to the accounting principles used and the presentation of the financial statements.

•

Monitor the effectiveness of the Company’s internal control as well as its risk management systems, in terms of the process of preparing and reporting financial information, including tax-related risks, and discuss with the auditor any significant weaknesses detected in the internal control system during the audit, without undermining its independence. For such purposes, and where appropriate, the Committee

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

may submit recommendations or proposals to the Board of Directors, along with the deadline for their follow-up.

•

Analyse and, where appropriate, approve the annual work plan for the Internal Audit area, as well as any other occasional or specific plans to be implemented as a result of regulatory changes or as required for organisation of the Group’s business.

•

Be apprised of the audited units’ degree of compliance with corrective measures previously recommended by the Internal Audit area and inform the Board of those cases that may involve a significant risk for the Group.

The external auditor and the head of Internal Audit attend all regular meetings of the Audit Committee to report on and, where appropriate, find out about the matters discussed within their respective remits.

F.6 Other relevant information

F.7 External auditor report

Report on:

F.7.1. Whether the ICFR information disclosed to the markets has been submitted by the external auditor for review, in which case the entity must attach the corresponding report as an annex. Otherwise, explain the reasons why it was not.

The information related to the BBVA Group’s internal control over financial reporting described in this report is reviewed by the external auditor, which issues its opinion on the control system and on its effectiveness in relation to the accounts published at the close of each financial year.

On 28 March 2019, the BBVA Group, as a private foreign issuer in the United States, filed the Annual Report (Form 20-F) for the financial year ending on 31 December 2018, which was published on the SEC website on that same date.

In accordance with the requirements set out in Section 404 of the Sarbanes-Oxley Act of 2002 by the Securities and Exchange Commission (SEC), the aforementioned Annual Report Form 20-F, included certification of the top executives in the Group with regard to the establishment, maintenance and assessment of the Group’s system of internal control over financial reporting. The Form 20-F report also included the opinion of the external auditor regarding the effectiveness of the Company’s internal control system over financial reporting at the close of the 2018 financial year.

G DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent of the company’s compliance with the recommendations of the Good Governance Code of Listed Companies.

If any recommendations are not being followed or are only being followed in part, a detailed explanation of the reasons for this should be given so that shareholders, investors and the market in general have sufficient information to assess the actions of the company. General explanations will not be acceptable.

1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

COMPLIANT

2. When a parent and subsidiary company are both listed, they should provide detailed disclosure on:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

a) The activity they engage in and any business dealings between them, as well as between the listed subsidiary and other group companies.

b) The mechanisms in place to resolve possible conflicts of interest.

NOT APPLICABLE

3. During the annual general meeting the chairman of the Board of Directors should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the annual corporate governance report. In particular:

a) Changes that have taken place since the previous annual general meeting.

b) The specific reasons for the company not following a given Corporate Governance Code recommendation, and any alternative procedures followed in its stead.

COMPLIANT

4. The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisors that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company’s website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.

COMPLIANT

5. The Board of Directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

When a Board of Directors approves the issuance of shares or convertible securities without pre-emptive subscription rights, the company should immediately post a report on its website explaining the exclusion as envisaged in company legislation.

PARTIALLY COMPLIANT

The General Shareholders’ Meeting held on 17 March 2017 delegated to the Board of Directors a power to increase share capital and issue convertible securities, along with the power to wholly or partially exclude pre-emptive subscription rights in respect of capital increases and issues of convertible securities carried out using such delegated power. The power to exclude pre-emptive subscription rights is limited, overall, to 20% of share capital as of the time of the delegation, except for the issuance of contingently convertible securities, the conversion of which is intended to meet regulatory solvency requirements as to eligibility as capital instruments in accordance with applicable regulations, since such instruments do not dilute the interests of shareholders.

6. Listed companies that draft the reports listed below, whether under a legal obligation or voluntarily, should publish them on their website with sufficient time before the Ordinary General Meeting, even when their publication is not mandatory:

a) Report on auditor independence.

b) Reports on the operation of the audit committee and the appointments and remuneration committee.

c) Audit committee report on related-party transactions.

d) Report on corporate social responsibility policy.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

7. The company should broadcast its general shareholders’ meetings live on its website.

COMPLIANT

8. The audit committee should ensure that the Board of Directors can present the company’s accounts to the general shareholders’ meeting without limitations or qualifications in the auditor’s report. In the exceptional case that qualifications exist, both the chair of the audit committee and the auditors should give a clear account to shareholders of the scope and content of such limitations or qualifications.

COMPLIANT

9. The company should disclose its conditions and procedures for admitting share ownership, the right to attend the general shareholders’ meeting and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

COMPLIANT

10. When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general shareholders’ meeting, the company should:

a) Immediately circulate the supplementary items and new proposals.

b) Disclose the attendance card template and proxy appointment or remote voting form, duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the Board of Directors.

c) Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the Board of Directors, with particular regard to presumptions or deductions about the direction of votes.

d) After the general shareholders’ meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

NOT APPLICABLE

11. In the event that a company plans to pay for attendance at the general shareholders’ meeting, it should first establish a general, long-term policy in this respect.

NOT APPLICABLE

12. The Board of Directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided by corporate interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

13. The Board of Directors should have an optimal size to promote its efficient functioning and maximise participation. The recommended range is accordingly between five and fifteen members.

COMPLIANT

14. The Board of Directors should approve a director selection policy that:

a) Is concrete and verifiable;

b) Ensures that appointment or re-appointment proposals are based on a prior analysis of the needs of the Board of Directors; and

c) Favours a diversity of knowledge, experience and gender.

The results of the prior analysis of the needs of the Board of Directors should be contained in the supporting report from the Appointments Committee published upon the calling of the General Shareholders’ Meeting at which the appointment or re-appointment of each director is to be submitted for ratification.

The director selection policy should pursue the goal of having at least 30% of total board places occupied by women directors by 2020.

The appointments committee should run an annual check on compliance with the director selection policy and set out its findings in the annual corporate governance report.

COMPLIANT

15. Proprietary and independent directors should constitute an ample majority on the Board of Directors, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

COMPLIANT

16. The percentage of proprietary directors out of all non-executive directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a) In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b) In companies with a plurality of shareholders represented on the Board of Directors but not otherwise related.

COMPLIANT

17. Independent directors should be at least half of all board members.

However, when the company does not have a large market capitalisation, or when a large cap company has shareholders individually or concertedly controlling over 30% of capital, independent directors should occupy, at least, a third of board places.

COMPLIANT

18. Companies should disclose the following director particulars on their websites and keep them up to date:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

a) Background and professional experience.

b) Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c) Statement of the director class to which they belong, in the case of proprietary directors indicating the shareholder they represent or have links with.

d) Date of their first appointment as a board member and subsequent re-appointments.

e) Shares held in the company, and any options on the same.

COMPLIANT

19. Following verification by the appointments committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary directors at the request of shareholders controlling less than 3% of capital, and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others at whose request proprietary directors were appointed.

NOT APPLICABLE

20. Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

NOT APPLICABLE

21. The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where they find just cause, based on a report from the appointments committee. In particular, just cause will be presumed when directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.

COMPLIANT

22. Companies should establish rules obliging directors to disclose any circumstance that might harm the company’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the Board of Directors of any criminal charges brought against them and any subsequent legal proceedings.

The moment a director is indicted or tried for any of the offences stated in company legislation, the Board of Directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The Board of Directors should give a reasoned account of all such determinations in the annual corporate governance report.

COMPLIANT

23. Directors should express their clear opposition when they feel a proposal submitted to the Board of Directors might damage the corporate interest. In particular, independents and other directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

When the Board of Directors makes material or repeated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

The terms of this recommendation also apply to the secretary of the Board of Directors, even if he or she is not a director.

COMPLIANT

24. Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the Board of Directors. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the annual corporate governance report.

COMPLIANT

25. The appointments committee should ensure that non-executive directors have sufficient time available to fulfil their responsibilities effectively.

The regulations of the Board of Directors should lay down the maximum number of company boards on which directors can serve.

COMPLIANT

26. The Board of Directors should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the financial year, to which each director may propose the addition of initially unscheduled items.

COMPLIANT

27. Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of absence, directors should delegate their powers of representation with the appropriate instructions.

COMPLIANT

28. When directors or the secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minute book if the person expressing them so requests.

COMPLIANT

29. The company should provide suitable channels for directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.

COMPLIANT

30. Regardless of the knowledge directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.

COMPLIANT

31. The agendas of board meetings should clearly indicate on which points the Board of Directors must arrive at a decision, so that directors can study or gather together the information they need beforehand.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of directors present.

COMPLIANT

32. Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.

COMPLIANT

33. The chairman, as the person charged with the efficient functioning of the Board of Directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the board a schedule of meeting dates and agendas; organise and co-ordinate regular evaluations of the board and, where appropriate, the company’s chief executive officer; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each director, when circumstances so advise.

COMPLIANT

34. When a Lead Director has been appointed, the bylaws or regulations of the Board of Directors should grant him or her the following powers over and above those conferred by law: chair the Board of Directors in the absence of the chairman and vice chairmen; give voice to the concerns of non-executive directors; maintain contacts with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and co-ordinate the chairman’s succession plan.

COMPLIANT

35. The secretary of the Board of Directors should strive to ensure that the board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.

COMPLIANT

36. The full Board of Directors should conduct an annual evaluation, adopting, where necessary, an action plan to correct weaknesses detected in:

a) The quality and efficiency of the board’s operation.

b) The performance and membership of its committees.

c) The diversity of board membership and competences.

d) The performance of the Chairman of the Board of Directors and the company’s chief executive.

e) The performance and contribution of individual directors, with particular attention to the chairs of board committees.

The evaluation of board committees should start from the reports they send the Board of Directors, while that of the board itself should start from the report of the appointments committee.

Every three years, the Board of Directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the appointments committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report.

The process followed and areas evaluated should be detailed in the annual corporate governance report.

COMPLIANT

37. When an executive committee exists, its membership mix by director class should resemble that of the Board of Directors. The secretary of the board should also act as secretary to the executive committee.

PARTIALLY COMPLIANT

The current composition of BBVA’s Executive Committee was agreed by the Board of Directors at its meeting on 29 April 2019, and it was considered that it had the most suitable composition for the performance of its functions.

Thus, in accordance with Article 30 of the Regulations of the Board of Directors, which establishes that there should be a majority of non-executive directors over executive directors, the Executive Committee, as of 31 December 2019, partially reflects the participation of the different classes of director on the Board of Directors; the Chairman and Secretary of the Executive Committee hold the same positions on the Board of Directors, and it is composed of two executive directors and four non-executive directors, of whom one is an independent director and three are other external directors, resulting in a majority of non-executive directors in accordance with the Regulations of the Board of Directors.

38. The Board of Directors should be kept fully informed of the matters discussed and decisions made by the executive committee, and all board members should receive a copy of the committee’s minutes.

COMPLIANT

39. All members of the audit committee, particularly its chair, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of committee places should be held by independent directors.

COMPLIANT

40. There should be a unit in charge of the internal audit function, under the supervision of the Audit Committee, to monitor the effectiveness of reporting and internal control systems. This unit should report functionally to the board’s non-executive chair or the chair of the audit committee.

COMPLIANT

41. The head of the unit handling the internal audit function should present an annual work plan to the audit committee, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each financial year.

COMPLIANT

42. The audit committee should have the following functions over and above those legally assigned:

1. With respect to internal control and reporting systems:

a) Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

b) Monitor the independence of the unit handling the internal audit function; propose the selection, appointment, re-appointment and dismissal of the head of the internal audit service; propose the service’s budget; approve its priorities and work plans, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management is acting on the findings and recommendations of its reports.

c) Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any potentially significant irregularities that they detect within the company, in particular financial or accounting irregularities.

2. With respect to the external auditor:

a) Investigate the issues giving rise to the resignation of the external auditor, should this come about.

b) Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c) Ensure that the company notifies any change of external auditor to the CNMV as a material event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

d) Ensure that the external auditor has a yearly meeting with the full Board of Directors to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e) Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

PARTIALLY COMPLIANT

With respect to the function set out in section 1.c) of this recommendation, the Audit Committee established and supervised the mechanism to which this recommendation refers until April 2019, from which time this function was assigned to the Risk and Compliance Committee, which is set up to assist the Board of Directors in overseeing the Compliance function and promoting a risk and compliance culture in the Group. This Risk and Compliance Committee is composed exclusively of non-executive directors, the majority of whom are independent directors, including the Chair.

This function is therefore included in Article 5.18 of the Regulations of the Risk and Compliance Committee, whereby this Committee has the function of “reviewing and supervising the systems under which Group professionals may confidentially report any irregularities in the field of financial information or other matters”.

The foregoing is without prejudice to the fact that, should the communications referred to in this recommendation occur, they are also transferred to the Audit Committee for analysis and supervision, in accordance with the provisions of Article 31.10 of the Regulations of the Board of Directors, which sets out the coordination system between the Board committees so that they can better carry out their functions.

43. The audit committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another manager.

COMPLIANT

44. The audit committee should be informed of any structural or corporate changes the company is planning, so the committee can analyse the operation and report to the Board of Directors beforehand on its economic conditions and accounting impact and, in particular and when applicable, the exchange ratio proposed.

COMPLIANT

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

45. Risk control and management policy should identify at least:

a) The different types of financial and non-financial risk the company is exposed to (including operational, technological, legal, social, environmental, political and reputational risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks.

b) The determination of the risk level the company sees as acceptable.

c) The measures in place to mitigate the impact of identified risk events should they occur.

d) The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

COMPLIANT

46. Companies should establish an internal risk control and management function in the charge of one of the company’s internal departments or units and under the direct supervision of the audit committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a) Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b) Participate actively in the preparation of risk strategies and in key decisions about their management.

c) Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the Board of Directors.

COMPLIANT

47. Appointees to the appointments and remunerations committee – or to the appointments committee and the remunerations committee, if separately constituted – should have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of members should be independent directors.

COMPLIANT

48. Large cap companies should operate separately constituted appointments and remunerations committees.

COMPLIANT

49. The appointments committee should consult with the Chairman of the Board of Directors and the company’s chief executive, especially on matters relating to executive directors.

When there are vacancies on the board, any of the directors may approach the appointments committee to propose candidates that they might consider suitable.

COMPLIANT

50. The remunerations committee should operate independently and have the following functions in addition to those assigned by law:

a) Propose to the Board of Directors the basic contractual conditions for senior managers.

b) Monitor compliance with the remuneration policy set by the company.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c) Periodically review the remuneration policy for directors and senior managers, including share-based remuneration systems and their application, and ensure that their individual remuneration is proportionate to the amounts paid to other directors and senior managers in the company.

d) Ensure that potential conflicts of interest do not undermine the independence of any external advice the committee engages.

e) Verify the information on directors’ and senior managers’ remuneration contained in corporate documents, including the annual report on the remuneration of directors.

COMPLIANT

51. The remunerations committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors and senior managers.

COMPLIANT

52. The terms of reference of supervision and control committees should be set out in the regulations of the Board of Directors and aligned with those governing legally mandatory board committees as specified in the preceding recommendations. They should include at least the following terms:

a) Committees should be formed exclusively by non-executive directors, with a majority of independents.

b) They should be chaired by independent directors.

c) The Board of Directors should appoint the members of such committees with regard to the knowledge, skills and experience of its directors and each committee’s tasks; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

d) They may engage external advice, when they feel it necessary for the discharge of their functions.

e) Meeting proceedings should be minuted and a copy made available to all board members.

COMPLIANT

53. The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between several, which could be the audit committee, the appointments committee, the corporate social responsibility committee, where one exists, or a dedicated committee established ad hoc by the Board of Directors under its powers of self-organisation, with at the least the following functions:

a) Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b) Oversee the strategy for communication and relations with shareholders and investors, including small and medium-sized shareholders.

c) Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders.

d) Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

e) Monitor corporate social responsibility strategy and practices and assess compliance in their respect.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

f) Monitor and evaluate the company’s interaction with its stakeholder groups.

g) Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

h) Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.

COMPLIANT

54. The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a) The goals of its corporate social responsibility policy and the support instruments to be deployed.

b) The corporate strategy with regard to sustainability, the environment and social issues.

c) Concrete practices in matters relative to: shareholders, employees, clients, suppliers, social issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conducts.

d) The methods or systems for monitoring the results of the practices referred to above, related risks and their management.

e) The mechanisms for supervising non-financial risk, ethics and business conduct.

f) Channels for stakeholder communication, participation and dialogue.

g) Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.

COMPLIANT

55. The company should report on corporate social responsibility developments in its management report or in a separate document, using an internationally accepted methodology.

COMPLIANT

56. Director remuneration should be sufficient to attract and retain individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of non-executive directors.

COMPLIANT

57. Variable remuneration linked to the company’s and the director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension and retirement plans and other social pension systems should be confined to executive directors.

The company may consider the share-based remuneration of non-executive directors provided they retain such shares until the end of their mandate. The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition.

COMPLIANT

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

58. In the case of variable remuneration, remuneration policies should include limits and technical safeguards to ensure such remuneration reflects the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

a) Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b) Promote the sustainability of the company and include non-financial criteria that are sufficient for long-term value creation, such as compliance with the company’s internal rules and procedures and its risk control and management policies.

c) Be focused on achieving a balance between the delivery of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one-off, occasional or extraordinary events.

COMPLIANT

59. A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.

COMPLIANT

60. Remuneration linked to company earnings should take into account any qualifications stated in the external auditor’s report that reduce the amount of such earnings.

COMPLIANT

61. A major part of executive directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.

COMPLIANT

62. Following the award of shares, share options or other rights on shares derived from the remuneration system, directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.

The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition.

COMPLIANT

63. Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the director’s actual performance or based on data subsequently found to be misstated.

COMPLIANT

64. Termination payments should not exceed a fixed amount equivalent to two years of the director’s total annual remuneration and should not be paid until the company confirms that the director has met the predetermined performance criteria.

COMPLIANT

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

H OTHER INFORMATION OF INTEREST

1. If there is any other aspect relevant to the corporate governance in the company or in the group entities that has not been addressed in the rest of the sections of this report, but is necessary to include to provide more comprehensive and well-grounded information on the corporate governance structure and practices in the entity or its group, give a brief description of them.

2. This section may also include any other information, clarification or detail related to previous sections of the report if it is relevant and not reiterative.

In particular, indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the mandatory information to be provided, if different from that required by this report.

3. The company may also indicate if it has voluntarily signed up to other international, industry-wide or any other codes of ethical principles or best practices. Where applicable, identify the code in question and the date of signing. In particular, indicate whether it has signed up to the Code of Good Tax Practices of 20 July 2010.

The data in this report refers to the financial year ending 31 December 2019, except in those cases when another reference date is specifically stated.

Further to section A.2, Norges Bank informed the CNMV on 3 February 2020, that it had a holding of 3.066% of BBVA’s share capital.

Further to section A.3, the percentage of direct voting rights held by non-executive directors through financial instruments corresponds to the number of “theoretical shares” accumulated as a result of the remuneration system with deferred delivery of shares approved by resolution of the General Shareholders’ Meeting. In application of this resolution and in accordance with the BBVA Directors’ Remuneration Policy, the Board of Directors annually allocates a number of “theoretical shares” to each non-executive director, corresponding to 20% of the annual cash remuneration received the previous financial year. These will be delivered, where applicable, after they leave their positions as directors for reasons other than serious dereliction of their duties. Details of the annual allocation carried out by the Board can be found in Notes 54 and 49 of the consolidated and individual annual financial statements for the 2019 financial year, respectively, regarding remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management.

For executive directors, the percentage of direct voting rights through financial instruments corresponds to the number of shares received as part of Annual Variable Remuneration (AVR) for previous financial years, which was deferred and is to be paid as of the date of this report, provided that the conditions for such are met. Thus, this includes the percentage corresponding to the deferred 50% of the 2016 AVR, which will vest in 2020 if conditions are met; the deferred 60% of the 2017 AVR, which will vest with the following payment schedule: 60% in 2021, 20% in 2022 and the remaining 20% in 2023; and the deferred 60% of the 2018 AVR, which will vest with the following payment schedule: 60% in 2022, 20% in 2023, and the remaining 20% in 2024. The final amount of this remuneration is subject to the applicable multi-year performance indicators, which may reduce the deferred amount, or even forfeit it, but never increase it. The final amount is also subject to the malus and clawback clauses set out in the remuneration policy applicable in each financial year.

Further to Section A.9, relating to income from treasury-share trading, Rule 21 of Circular 4/2017 and IAS 32, Paragraph 33, expressly prohibit the recognition, in the income statement, of gains or losses made through transactions carried out with its own capital instruments, including their issuance and redemption. Said profits and losses are directly booked against the company’s net equity. The table of significant variations includes the date of entry of CNMV Model IV in the registries of that organism, model corresponding to the communications with treasury shares, and the reason for such communication.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Further to section A.12, there are no legal or statutory restrictions on the exercise of voting rights. Thus, in accordance with Article 31 of the Bylaws, each voting share will confer the right to one vote on the holder, whether present or represented at the General Shareholders’ Meeting, regardless of its disbursement. There are also no statutory restrictions on the acquisition or transfer of shares in the Company’s share capital.

However, as for the legal restrictions on the acquisition or transfer of shares in the company’s share capital, Spanish Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions (“Act 10/2014”) establishes that the direct or indirect acquisition of a significant holding (as defined in Article 16 of Act 10/2014) in a credit institution is subject to assessment by the Bank of Spain as set out in Articles 16 et seq. of Act 10/2014. Additionally, Article 25 of Royal Decree 84/2015, implementing Act 10/2014, establishes that the Bank of Spain shall evaluate proposals for acquisitions of significant shares and submit a proposal to the European Central Bank regarding whether to oppose this acquisition or not. This same article establishes the criteria that should be considered during said evaluation and the applicable timelines.

Further to Section C.1.5, within the framework of the continuous Board refreshment process, the Appointments and Corporate Governance Committee, in performing its functions, has in recent years put in place different selection processes for directors, aimed at identifying the most suitable candidates at all times, based on the needs of the corporate bodies, which favour diversity in experience, knowledge, skills and gender, as well as a level of independence of the Board.

The Board of Directors therefore has a diverse composition, combining people with extensive financial and banking experience and knowledge with profiles that have experience and knowledge in various areas that are of interest to the Bank and its Group, such as auditing, legal and academic fields, multinational business, digital businesses and technology, both nationally and internationally. This enables the Board as a whole to have a suitable balance in its composition and suitable knowledge of the Bank’s and the Group’s environment, activities, strategies and risks, contributing to a better performance of its functions.

In the framework of the Board refreshment process, and taking into account the analysis of the structure, size and composition of the Board, the Committee has carried out in 2019 a selection process for Board members, based on the principles set in the Board Regulations and in the Selection Policy. As a result, the proposal of three new members (two of them as independent directors and one of them as external director), as well as the re-election of two directors (one as independent director and one as external director), will be submitted to the 2020 General Meeting.

These new appointments, as well as the re-elections, if approved by the General Meeting, will contribute to achieve the targets established in the Selection Policy, which provides that the Board should have at least 50% of independent directors and that, in 2020, at least 30% of directors should be female directors. This would in turn increase the diversity in the Board in terms of knowledge, international experience and nationality.

Likewise, this also considers the composition of the different Board committees that assist the Board in the performance of its functions and which constitute a key element of BBVs Corporate Governance System. This also assesses that the corporate bodies have a suitable and diverse composition, combining individuals who have experience and knowledge of the Group, its businesses and the financial sector in general with others who have training, skills, knowledge and experience in other areas and sectors that enable the right balance to be attained in the composition of Corporate bodies to improve operation and performance of their functions.

This allows the Board of Directors and its committees to have suitable compositions that are always adapted to their needs, so they can therefore perform their functions effectively.

Also, in accordance with the provisions of Article 540 of the Corporate Enterprises Act, which stipulates that a brief description of the diversity policy, with regard to directors and to members of management, must be provided, BBVA has a selection and appointment policy for members of Senior Management. Said policy is designed to ensure that individuals in Senior Management positions at BBVA have the capacity to properly exercise the responsibilities conferred upon them. Thus, members of BBVA Senior Management must have

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

top-level academic and technical qualifications, professional skills—underpinned by their professional careers to date—applicable to the responsibilities associated with the role to be fulfilled, a recognised honourable business and professional reputation, and commitment to BBVA’s values.

Thus, pursuant to the provisions of this policy on the assessment of internal talent, performance is assessed in terms of the achievement of objectives, potential to assume greater responsibilities in the future, and individuals’ professional capabilities and skills. These assessments may be supported by means of review sessions during which members of Senior Management analyse the profiles of certain employees and share their opinions on the achievements and strengths of each individual. Moreover, for the selection of external candidates for senior management positions, references and top-level executive search firms are used. The Talent & Culture area ensures that external candidates possess top-level academic and technical qualifications, that their professional careers to date adequately encompass the responsibilities associated with the roles to be fulfilled, that they have recognised business and professional reputations, and that, during their careers at other organisations, they have demonstrated a high level of alignment with BBVA’s values. The candidates identified through the company’s external selection process are considered alongside internal candidates, in order to select the individual that best fits the role to be fulfilled.

Moreover, in accordance with the Regulations of the Board, the BBVA Board of Directors is responsible for appointing members of Senior Management based on a proposal from the Appointments and Corporate Governance Committee. Prior to the proposal and appointment of members of Senior Management, the Bank follows a selection process that is governed by the aforementioned principles and criteria, and that comprises the following stages: (i) review and analysis of the duties to be performed in the position, and the profiles of the candidates best suited to assume the position — this process ends with the preliminary selection of a candidate to assume the position; (ii) assessment by the Suitability Committee of the suitability of the proposed candidate, in accordance with the specific procedure established by the Bank in that regard; (iii) submission, if the candidate is considered suitable, of the proposed appointment to the Appointments and Corporate Governance Committee in order for the latter to prepare its report to the Board of Directors; and (iv) submission of the proposal to the Board of Directors for approval, with said proposal accompanied by the favourable report of the Appointments and Corporate Governance Committee.

The appointment of senior managers will be based on the proposal of the Group Executive Chairman for those who report thereto, and of the Chief Executive Officer, prior information to the Group Executive Chairman. On the other hand, the Board of Directors will be responsible for the appointment and dismissal of the head of the Internal Audit function, based on a proposal from the Audit Committee, and the Head of Regulation & Internal Control, on a proposal from the Risk and Compliance Committee, as well as the determination of their objectives and assessment of their performance, on a proposal from the corresponding committee.

Further to Section C.1.6, regarding the selection process carried out in 2019, it has followed the criteria included in the Selection Policy, and it has thus favoured diversity of experience, knowledge, skills and gender; does not suffer from implicit biases that may involve any kind of discrimination; and has included women who could meet the professional profile.

Therefore, as described in Section C.1.5 above, and as a result of the 2019 selection process for directors and of the related proposals for appointment and re-election of directors submitted to the 2020 General Meeting, if approved, the 2020 target set in the Selection Policy would be achieved, regarding that the number of female directors represent, at least, 30% of the total Board members.

Further to Section C.1.7, the aim of this selection process has been to identify the most adequate candidates at any given time, depending on the needs of the corporate bodies, the circumstances and changes that may take place in the Bank, its corporate bodies and its environment. The process favours diversity of experiences, knowledge, skills and gender, and has not been affected by implicit bias that may have entailed any kind of discrimination. Moreover, a firm specialised in the search of potential candidates has provided expert advice on the process, ensuring, therefore, the highest professionalism and independence in the process.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, the process has taken into consideration the number and profile of directors whose term of offices (three years) ends on financial year 2020, so that the corresponding proposals of appointment or reappointment may be submitted to the consideration of the next Annual General Shareholders’ Meeting.

Thus, the Committee has analysed the different profiles preselected, has decided which candidates would, preliminarily, meet the Bank’s needs, and has been able to assess the training and professional career of each candidate, as well as their main professional and personal skills, their vision on the Bank and the Group and their disposition to join the Board of Directors.

In view of all the above, the Committee has proceeded to submit its corresponding proposals and reports on the new directors’ appointments to the General Shareholders’ Meeting to be held in March 2020, as well as the ones regarding the reappointment of directors.

Finally, as stated before in sections C.1.5 and C.1.6., should the General Shareholders’ Meeting to be held in March 2020 approve the corresponding appointment proposals submitted to its consideration as a consequence of the directors’ selection process carried out in 2019, the objective established in the selection Policy that in 2020 the number of female directors represented should be, at least, 30% of the members of the Board of Directors, will be met. Likewise, the majority of independent directors would be reinforced, also taking into account the Selection Policy that states that the number of independent directors should be, at least, 50% of the total.

Further to Section C.1.9, the different Board Committees with oversight and control functions also have certain duties delegated by the Board of Directors, which are set forth in their corresponding regulations, available on the Bank’s website.

Further to the information included in section C.1.13:

The amount included in the item “Remuneration of the Board of Directors accrued during the financial year” corresponds, in accordance with the instructions of this Report, with the amount declared as total remuneration accrued according to Table C) “Summary of remunerations” of section 2.3 (Statistical Appendix) of BBVA’s Annual Report on the Remuneration of Directors, which includes: fixed and in-kind remuneration of executive and non-executive directors received in the 2019 financial year; the upfront part (40%) of 2019 Annual Variable Remuneration (AVR) for executive directors, in cash and monetised shares, to vest in 2020, if conditions are met; as well as the deferred part (50%) of 2016 AVR, in cash and in monetised shares, together with its corresponding update, to vest in 2020, if conditions are met.

An individual breakdown of these amounts for each director can be found in Notes 54 and 49 of BBVA’s consolidated and individual annual financial statements for the 2019 financial year, respectively.

For the purpose of calculating the cash value of the shares corresponding to the upfront part of 2019 AVR for the executive directors, the average closing price of the BBVA share for the trading sessions between 15 December 2019 and 15 January 2020 inclusive, has been taken as reference, which, in accordance with the BBVA Directors’ Remuneration Policy, is the criterion used to determine the portion of the 2019 AVR payable in shares. This price stood at EUR 5.03 per share. Similarly, the same average price has been taken for the purpose of calculating the cash value of the shares corresponding to the deferred part of 2016 AVR (i.e. EUR 5.03 per share). The price used to determine the initial number of shares of the deferred part of 2016 AVR was, pursuant to the applicable policy, the closing price of the BBVA share for the trading sessions between 15 December 2016 and 15 December 2017 inclusive (EUR 6.43 per share).

With regard to the “Amount of entitlements accrued by current directors in regard to pensions” indicated in section C.1.13 of this Report, as at 31 December 2019, the Bank had undertaken pension commitments in favour of the Group Executive Chairman and the executive director Head of Global Economic & Public Affairs to cover contingencies of retirement, disability and death in accordance with the provisions of the Bylaws, the BBVA Directors’ Remuneration Policy and the directors’ respective contracts with the Bank. In the case of the Chief Executive Officer, the Bank has not made retirement commitments, but has made commitments to cover

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

disability and death contingencies, in accordance with the BBVA Directors’ Remuneration Policy and its contract with the Bank.

The main characteristics of the pension system are detailed in the BBVA Directors’ Remuneration Policy, and are, inter alia: they are defined contribution schemes; they do not provide for the possibility of receiving the retirement pension in advance; and 15% of the agreed contributions will be considered “discretionary pension benefits”, in accordance with applicable regulations. These are included in Notes 54 and 49 of BBVA’s consolidated and individual annual financial statements for the 2019 financial year, respectively, which also include the amount of accrued entitlements by the Group Executive Chairman and the executive director Head of Global Economic & Public Affairs.

The balance of the item “Provisions — Funds for pensions and similar obligations” on the Group’s consolidated balance sheet at 31 December 2019 includes EUR 72 million as post-employment provision commitments maintained with former members of the Board of Directors.

Further to the information included in section C.1.14:

The item “Total remuneration of Senior Management” includes the remuneration of members of Senior Management (15 member as at 31 December 2019, excluding executive directors) includes: the fixed and in-kind remuneration received in the 2019 financial year; the initial part of 2019 AVR, both in cash and monetised shares, to vest in 2020, if conditions are met; as well as the deferred part of 2016 AVR, in cash and in monetised shares, together with their corresponding update, to vest in 2020, if conditions are met. The cash value of the shares have been calculated at the same price as indicated for executive directors (i.e. EUR 5.03 per share; see section C.1.13).

The main characteristics of the pension systems for this group are: they are defined contribution schemes; they do not provide for the possibility of receiving the retirement pension in advance; and 15% of the agreed contributions will be considered “discretionary pension benefits”, in accordance with applicable regulations.

The above concepts are included in Notes 54 and 49 of BBVA’s consolidated and individual annual financial statements for the 2019 financial year, respectively.

The balance of the item “Provisions—Funds for pensions and similar obligations” on the Group’s consolidated balance sheet at 31 December 2019 includes EUR 278 million as post-employment provision commitments maintained with former members of the Bank’s Senior Management.

In addition, the positions as BBVA senior managers of Pello Xabier Belausteguigoitia Mateache and Joaquín Manuel Gortari Díez are pending registration in the Register of Senior Officers of the Bank of Spain, as at the date of this Report, pursuant to applicable regulations.

Further to Section C.1.17, the assessment carried out by the Board of Directors regarding the quality and efficiency of the operation of the committees, based on reports submitted by their respective chairs, as well as the assessment of the Executive Committee, are described below:

•

The different committees have regularly reported the Board of Directors on the activities carried out and the resolutions adopted by each of the committees, in execution of their functions provided in their regulations, approved by the Board of Directors on 29 April 2019. This has ensured that all directors have a full understanding of the work being undertaken by the various Board committees.

•

In addition to the above, at its meeting held on 27 November 2019, the Board received the report by the Chairman on the activity carried out by the Technology and Cybersecurity Committee in 2019 regarding the various areas within its remit, such as the technology and cybersecurity strategy, the plans, policies and management of cybersecurity, or the monitoring and control of technological risks, among other matters.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

At its meeting held on 19 December 2019, the Board received the report by the Chair of the Risk and Compliance Committee on its activities throughout the 2019 financial year. The report detailed the tasks performed by the Committee in its ongoing monitoring and oversight of the risks faced by the Group and adequacy with approved strategies and policies, as well as the oversight of regulation, internal control and compliance.

•

At its meeting held on 30 January 2020, the Board received the report by the Chair of the Audit Committee on the activities of the Committee during 2019. This included its role of overseeing the preparation of financial statements and the application of accounting criteria, the sufficient, adequate and effective operation of internal control systems in the preparation of financial information, or the planning, progress and depth of external auditor tasks, as well as Internal Audit.

•

At its meeting held on 30 January 2020, the Board received the report by the Chair of the Appointments and Corporate Governance Committee on the activities undertaken by the Committee throughout 2019 in terms of its assigned duties, including its tasks relating to the appointment and re-election of directors, assessment of the Board of Directors, the Chairman of the Board and Chief Executive Officer or the review of BBVA Corporate Governance System, among others.

•

At its meeting held on 30 January 2020, the Board received the report by the Chair of the Remunerations Committee on the activities undertaken by the Committee throughout 2019, reporting, among other matters, on the tasks performed by the Committee relating to the preparation and implementation of the proposed resolutions submitted to the Board regarding remuneration matters, particularly those relating to the remuneration of executive directors and Senior Management, Identified Staff and BBVA Group.

•

Finally, at its meeting held on 30 January 2020, the Board of Directors received the report by the Chairman on the activity carried out by the Executive Committee during 2019, detailing, among other activities, the Committee’s work in support of the Board of Directors in decision-making regarding strategy and finance, development or implementation of decisions taken by the Board in the areas of strategy, budgets or finance, oversight and monitoring of activity and results, strategic-prospective information, as well as selected projects, transactions and Group policies.

All of which has been taken into consideration by the Board of Directors during the assessment process carried out in respect of the 2019 financial year described in the preceding paragraphs.

Further to Section C.1.25, the Board of Directors resolved, at its meeting held on 29 April 2019, to appoint José Miguel Andrés Torrecillas as Deputy Chair of the Board of Directors, ceasing as Lead Director, position performed now by Juan Pi Llorens.

With regard to Section C.1.27, since BBVA shares are listed on the New York Stock Exchange, it is subject to the supervision of the Securities & Exchange Commission (SEC) and, thus, to compliance with the Sarbanes Oxley Act and its implementing regulations, and for this reason each year the Group Executive Chairman, the Chief Executive Officer and the executive tasked with preparing the Accounts sign and submit the certifications described in sections 302 and 906 of this Act, related to the content of the Annual Financial Statements. These certificates are contained in the annual registration statement (Form 20-F) which the Company files with this authority.

Further to Section C.2.1, the following is a brief indication of what the regulations establish regarding the composition and functions of each of the Board committees:

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Audit Committee: The Regulations of the Audit Committee establish that it shall consist of a minimum of four independent directors. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. In any event, at least one member will be appointed taking into account their knowledge and experience in accounting, auditing or both. As a whole, the Committee members will possess relevant technical expertise in the financial sector. The Board will, from amongst its members, appoint the

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Chairman of this Committee, who must be replaced every four years and may be re-elected one year after the end of their term of office. When the Chair cannot be present, meetings will be chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

•

Appointments and Corporate Governance Committee: The Regulations of the Appointments and Corporate Governance Committee establish that it shall consist of a minimum of three directors, all of them non-executive and most of them independent, as well as its Chair. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. The Board of Directors will appoint the Chair of the Committee from amongst its independent members. When the Chair cannot be present, meetings will be chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

•

Remunerations Committee: The Regulations of the Remunerations Committee establishes that it must be comprised of a minimum of three non-executive directors and the majority, including the Chair, must be independent directors. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. The Board of Directors will appoint the Chair of the Committee from amongst its independent members. When the Chair cannot be present, meetings will be chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

•

Risk and Compliance Committee: The Regulations of the Risk and Compliance Committee establishes that it will consist of a minimum of three directors, appointed by the Board of Directors, who possess the appropriate knowledge, skills and experience to understand and control the Bank’s risk strategy. All the members of the Committee must be non-executive directors, with its Chair and a majority of members being independent directors. The Board will appoint the Chair of the Committee from amongst its independent members. When the Chair cannot be present, meetings will be chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

•

Technology and Cybersecurity Committee: The Regulations of the Technology and Cybersecurity Committee establish that the Committee shall consist of a minimum of three directors, most of whom shall be non-executive directors. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. The Board will appoint the Chair of the Committee from amongst its members. When the Chair cannot be present, meetings will be chaired by the longest-serving director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

•

Executive Committee: Article 30 of the Regulations of the Board and the Regulations of the Executive Committee establishes that the Board of Directors may, in accordance with the Bylaws and with the favourable vote of two-thirds of its members, appoint an Executive Committee, composed of a minimum of four directors appointed by the Board of Directors, ensuring that there is a majority of non-executive directors over executive directors. The Chairman of the Board of Directors will be an ex-officio member of the Committee. The Secretary of the Board of Directors will hold the same position on the Committee. If absent, the Secretary will be replaced by the Deputy Secretary or the person appointed by the attendees of the relevant meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Also, as a follow-up to the most important activities of the Board Committees and their organisational and operational rules as set out in paragraph C.2.1:

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Audit Committee: In terms of the most significant activities carried out by the Committee during the 2019 financial year, it analysed and oversaw the process of preparing and presenting financial and non-financial information related to the Bank as well as its consolidated Group from the annual, half-yearly and quarterly reports, in order to determine its accuracy, reliability, adequacy and clarity, prior to its submission to the Board. To this end, it focused particularly on the accounting policies and criteria used, and on any changes that may have been made to them (for example, those resulting from the entry into force of IFRS 16 and IAS 12).

In particular, prior to their approval by the Board, the Committee oversaw the preparation of the individual and consolidated annual financial statements for the financial year, the half-yearly and quarterly financial statements, as well as other relevant financial information, including the CNMV Registration Document, US SEC Form 20-F, and the Prudential Relevance Report, among others.

In addition, within the financial information oversight process, the Committee supervised the adequacy, appropriateness and effective operation of the internal control systems used in the preparation of financial information, including the tax systems, along with both internal reports and those of the external auditor on the effectiveness of the internal financial control.

With regards to activities related to the external auditor, the Committee has maintained appropriate relationships with the heads of the external auditor, during each of the monthly meetings it has held, in order to ascertain the planning, status and progress of the work in connection with the audit of the Bank and Group’s annual financial statements, of the interim financial statements, and of other financial information subject to review during the account auditing. It has also received and analysed the opinion reports and communications from the auditor required by account auditing legislation, among which: the work carried out on the Group’s financial information, the external auditor’s additional report for the Audit Committee, and the confirmations of its independence with regards to the Bank and other companies within its group.

Similarly, in relation to the independence of the external auditor, the Committee has ensured that internal procedures are implemented to safeguard against situations that may give rise to independence conflicts. It has also verified declarations made by the external auditor concerning confirmation of its independence with regard to BBVA and its Group, and issued the corresponding reports in accordance with applicable legislation.

Also, since the 3-year period for which KPMG had been appointed auditor for BBVA and its Consolidated Group at the General Meeting ended in 2019, the Audit Committee analysed and assessed the quality of the work performed by the auditor, submitting to the Board the proposal for its re-election as auditors for the Bank and its Group for 2020, which has been in turn submitted to the 2020 General Meeting.

Likewise, the Audit Committee initiated a tender process for, where appropriate, the possible appointment of a new auditor from the 2021 financial year. Following the tender process, the Committee concluded that KPMG was the firm that could offer a high-quality service that was best suited to the current needs, and submitted to the Board its recommendation and preference for this auditing firm.

With regards to Internal Audit tasks, the Committee approved the Annual Work Plan for Internal Audit for the financial year, overseeing the organisational measures set out in the Area for the performance of its functions; also approved the Strategic Plan that the Internal Audit area had drawn up for 2020-2024; provided ongoing monitoring and supervised the Area’s activities and reports, ascertained the results of its most relevant work, identified any weaknesses and opportunities for improvement; and considered the recommendations proposed by the Internal Audit as a result of its review work. In the

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

framework of the external assessment of the Internal Audit by an independent expert, the Committee oversaw the conclusions of the work carried out by the external expert in order to identify opportunities for improvement and best practices in the field.

In relation to the Compliance Area in the period prior to the approval of the amendments to the Committee Regulations, by which the functions regarding compliance were transferred to the Risk and Compliance Committee, the Committee reviewed the Area’s activity, including the monitoring the results of its reviews and the degree of progress in the implementation of planned measures; the Criminal Risk Prevention Model; the follow-up of issues related to MiFID regulations; it was made aware of the main communications and inspections carried out by the Group’s main supervisors, whether national or foreign, in relation to matters within their remit, as well as all those issues that may have arisen in this area of the Group’s activity.

During the financial year, the Committee also reviewed the changes to the structure of the Group companies, provided ongoing monitoring of the main issues relating to the Group’s tax risks, and supervised the Group’s tax management along with the results of the inspection processes carried out on the matter.

Similarly, the Committee has been informed of major corporate transactions planned by the Group, monitoring the economic conditions and their main accounting impacts and issuing, prior to the decisions taken by the Board, the Committee’s report on the transaction.

Lastly, during the Bank’s General Shareholders’ Meeting held in 2019, the Committee informed shareholders of the main issues related to the matters within its remit, including overseeing the process of preparing the Bank and Group’s financial information, which had been provided to shareholders for their approval, the result of the account auditing and of the function that it had carried out in this matter, as well as the main issues related to the matters described in this section and other matters handled by the Committee.

Other functions entrusted to the Audit Committee are: (i) to inform the General Shareholders’ Meeting on the questions raised in relation to the matters that are within the remit of the Committee and, in particular, on the result of the audit, explaining how the audit has contributed to the integrity of the financial information and the function performed by the Committee in this process; (ii) to be apprised of the reports, documents or communications from external supervisory bodies relating to the Committee’s functions; and make sure that the instructions, requirements and recommendations of the supervisory bodies are fulfilled properly and on time; and (iii) to report on all matters within its remit as provided for by law, the Bylaws and the Regulations of the Board of Directors prior to any decisions that the Board of Directors may be required to adopt, and in particular on: financial information that the Company is required to publish; economic conditions and the accounting impact of relevant corporate transactions and structural modifications; the creation or acquisition of shares in special purpose vehicles or in entities domiciled in tax havens or territories considered to be tax havens; and related-party transactions.

Regarding organisational and operational rules, the operational principles of the Audit Committee are indicated in its Regulations, which lay down the basic rules of its organisation and operation.

In particular, the Audit Committee’s Regulations stipulate that, inter alia, the Committee shall meet whenever it is called by its Chair, who is empowered to convene the Committee and to set the agenda for its meeting. The Regulations contain the procedure for the calling of ordinary and extraordinary meetings.

Executives responsible for the areas that manage matters within the Committee’s remit may be called to meetings, in particular, Accounting and Internal Audit areas, and, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed convenient. The Committee may also call any

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

other Group employee or manager, and even arrange for them to attend without the presence of any other manager. Notwithstanding the foregoing, it will seek to ensure that the presence of persons outside the Committee during these meetings, such as Bank managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called.

The Committee may, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be provided by experts or technical staff within the Group on grounds of specialisation or independence.

Other aspects relating to its organisation and operation will be subject to the provisions of the Committee’s Regulations. All matters not provided for in the aforementioned Regulations will adhere to the Regulations of the Board of Directors, insofar as they are applicable.

•

Appointments and Corporate Governance Committee: The Regulations of the Appointments and Corporate Governance Committee set out the operational principles of the Committee and lay down the basic rules of its organisation and operation. In particular, the Regulations of the Appointments and Corporate Governance Committee specifically provide that the Committee will meet whenever it is called to do so by its Chair, who is empowered to call the Committee and to set the agenda for its meetings. The Regulations also set out the procedure for calling ordinary and extraordinary meetings.

Executives responsible for the areas that manage matters within their remits may be called to meetings, as well as, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also call on any other Group employee or manager, and even arrange for them to appear without the presence of any other manager, however, it will seek to ensure that that the presence of non-Committee members at its meetings is limited to those cases where it is necessary and to the items of the agenda for which they are called.

The Committee may also, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Other aspects relating to its organisation and operation will be subject to the provisions of the Committee’s Regulations. All other matters not provided in the Committee’s Regulations will be in accordance with the Regulations of the Board of Directors insofar as they are applicable

With respect to the Appointments and Corporate Governance Committee’s most significant activities during the 2019 financial year, in the performance of their functions, the following were particularly noteworthy: the Committee’s continuous analysis of the structure, size and composition of the Board of Directors, ensuring that they are suitable for the corporate bodies to best perform their duties; the analysis of the directors’ compliance with the independence and suitability criteria and the absence of any conflicts of interest for the performance of their duties; the review performed on the Board’s selection, appointment, rotation and diversity policy, which, together with the analysis of structure, size and composition, led to corresponding proposals and reports for the re-election and appointment of directors that in turn is to be submitted to the next General Shareholders’ Meeting in March 2020. The committee also carried out an analysis of the assessment of the operation of the Board, the Executive Committee and the performance of the functions of the Chairman of the Board and the Chief Executive Officer, submitting their corresponding reports for consideration by the Board.

In addition, within the framework of its duties relating to the Bank’s Corporate Governance System, the Committee has carried out the quarterly monitoring and supervision of the progress made in implementing the changes made to the Bank’s Corporate Governance System during the financial year; as well as the result of the corporate governance roadshow, where meetings were held with the Bank’s main institutional investors and proxy advisors over the last months of 2019.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Finally, the Committee analysed the appointments and removals of senior managers that were proposed during the 2019 financial year, in compliance with the selection and appointment policy of the members of the Senior Management; and the Committee reviewed and verified the suitability of the proposed new senior managers, submitting their corresponding reports to the Board.

•

Remunerations Committee: The Regulations of the Remunerations Committee set out the operational principles of the Committee and lay down the basic rules of its organisation and operation. In particular, the Regulations of the Remunerations Committee provide, inter alia, that the Remunerations Committee will meet whenever it is called to do so by its Chair, who is empowered to call the Committee and to set the agenda for its meetings. The Regulations also and set out the procedure for calling ordinary and extraordinary meetings.

Executives responsible for the areas that manage matters within their remits may be called to meetings, as well as, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also call any other Group employee or manager, and even arrange for them to appear without the presence of any other manager. It will, however, seek to ensure that the presence of persons outside the Committee during its meetings be limited to those cases where it is necessary and to the items on the agenda for which they had been called.

The Committee may also, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Other aspects relating to its organisation and operation will be subject to the provisions of the Committee’s Regulations. All other matters not provided for in the aforementioned Regulations will be subject to the Regulations of the Board of Directors, insofar as they are applicable.

In regards to the most important activities carried out by the Remunerations Committee during the 2019 financial year, the Committee has been focused on performing the functions assigned to it pursuant to Article 5 of the Remunerations Committee’s Regulations, as well as in execution of the framework established in the BBVA Directors’ Remuneration Policy, approved by the General Meeting held in March 2019, and in the BBVA Group’s Remuneration Policy approved by the Board of Directors in November 2017, which is generally applicable to all BBVA staff and which includes, in turn, the Remuneration Policy for the Identified Staff.

Therefore, in the execution of its functions and of the remuneration policies mentioned, the Committee has analysed the following matters and, where appropriate, submitted the corresponding proposals to the Board for approval:

Firstly, the Remunerations Committee analysed the approach for updating the BBVA Directors’ Remuneration Policy approved by General Meeting held in 2017. This update included the new contractual conditions for the Group Executive Chairman and the Chief Executive Officer as a result of their appointment in December 2018, as well as certain additional technical improvements, maintaining in general terms, the remuneration system established in the previous remuneration policy.

Therefore, the Committee submitted to the Board of Directors the proposal to update the BBVA Directors’ Remuneration Policy for the 2019, 2020 and 2021 financial years, along with the report on the Policy drawn up by the Committee and the proposal for the maximum number of shares to be issued to the executive directors in execution of such Policy, all of which was submitted to the General Meeting held on 15 March 2019.

With regard to non-executive directors, the Committee analysed the remuneration of non-executive directors in view of the changes incorporated in BBVA Corporate Governance System, submitting to

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

the Board proposals for establishing remuneration associated with the roles of Lead Director and Deputy Chair of the Board, and the revision of remuneration for the directors and chairs of the different Board committees, as a result of the redistribution of functions of certain committees as reflected in their corresponding regulations.

With regard to executive directors, the Committee submitted to the Board the proposals necessary for: determining the Annual Variable Remuneration (“AVR”) for the 2018 financial year; determining the amount of the deferred part of the AVR for the 2015 financial year, as well as the amount of its updating; the scales of achievement for assessing the multi-year performance indicators applicable to the deferred 2018 AVR and the reference group of the Total Shareholder Return indicator that forms part of these indicators; the conditions for payment of the initial part of the 2018 AVR and the deferred part of the 2015 AVR; the novation of the Chairman’s contract and the approval of the Chief Executive Officer’s contract to adapt them to their new functions and positions, determining their remuneration conditions; determining the annual and multi-year performance indicators for the calculation of the 2019 AVR and their corresponding weightings; the objectives and achievement scales associated with the annual performance indicators for the 2019 AVR; and the minimum thresholds of Attributable Profit and Capital Ratio established for the accrual of 2019 AVR.

With regard to matters relating to Senior Management, the Committee has determined the basic contractual conditions applicable to the members of Senior Management appointed on 20 December 2018 and throughout the 2019 financial year, as well as the salary review of certain members of Senior Management. The Committee has also monitored the 2018 AVR of the members of Senior Management, as well as the deferred part of the 2015 AVR of the senior managers who are beneficiaries of that remuneration, payment of which corresponded in 2019. Moreover, and as a result of the fact that the heads of Internal Audit and Regulation & Internal Control now have to report to the Board, the Committee has submitted to the Board the proposed objectives and annual performance indicators to calculate 2019 AVR of the head of these functions, within the framework of the remuneration model applicable to Senior Management.

In terms of matters relating to the Identified Staff, including Senior Management, the Committee has determined that the multi-year performance indicators used to calculate the annual variable remuneration for 2019 and the scales of achievement used to calculate the deferred annual variable remuneration for 2018 should be the same as those established for executive directors.

As regards its function of ensuring compliance with the remuneration policies established by the Company, the Committee has reviewed the implementation of the approved remuneration policies (i.e. BBVA Directors’ Remuneration Policy and the BBVA Group’s Remuneration Policy, including the Remuneration Policy for the Identified Staff) and the procedure for identifying Staff, through the Internal Audit’s annual report, and has also received information on the result of the process for identifying the Identified Staff within the BBVA Group during the 2019 financial year.

The Committee has also verified the information of remuneration of directors and senior managers contained in the financial statements and the Annual Report on the Remuneration of Directors for 2018.

Finally, the Committee has submitted the 2018 Annual Report on the Remuneration of Directors to the Board for its approval and subsequent submission to the General Shareholders’ Meeting, and it has also proposed to the Board a resolution to increase the maximum variable remuneration level of up to 200% of the fixed component applicable to a specific number of members of the Identified Staff.

•	Risk and Compliance Committee:

4. Receive monthly information from the Head of Regulation & Internal Control regarding the activities carried out by said area, as well as regarding any incidents that may arise, and verify that the Group’s Senior Management takes into account the conclusions and recommendations of their reports.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Risk and Compliance Committee has received monthly information from the head of Regulation & Internal Control regarding the activity carried out by each of the units that comprise that area, without prejudice to the periodic report received directly by the Committee from the heads of Compliance, Non-Financial Risks and Internal Risk Control, all of which fall under the Regulation & Internal Control area.

5. Monitor the evolution of the Group’s risks and their degree of compatibility with established strategies and policies, and with the Group’s Risk Appetite Framework, and oversee procedures, tools and risk measurement indicators established at Group level to obtain a global view of the Bank’s and the Group’s risks. Likewise, monitor compliance with prudential regulation and supervisory requirements regarding risks. Furthermore, analyse, where appropriate, the measures envisaged to mitigate the impact of identified risks, should these materialise, to be adopted by the Executive Committee or the Board of Directors, as appropriate.

Throughout financial year 2019, the Risk and Compliance Committee monitored the evolution of the different risks to which the Group is exposed —both financial (credit risk, structural risks, market risk, insurance risk, etc.) and non-financial (operational risks)—, all of it within the framework of the BBVA Group’s General Risk Management and Control Model and in accordance with the Risk Appetite Framework approved by the corporate bodies.

To this effect, the Risk and Compliance Committee received and analysed information from the Risk and Regulation & Internal Control areas suitably frequently, and had the support of the Group’s head of Global Risk Management, the head of Regulation & Internal Control, those in charge of each type of risk in the corporate field and the risk directors of the Group’s main geographical areas; to which it should be added the direct interaction of the Committee with each of the speakers and the debates that may have arisen during its meetings.

All of this afforded the Risk and Compliance Committee direct knowledge of the Group’s risks, both globally and locally, allowing it to perform its duty of monitoring the evolution of the Group’s risks, regardless of the type of risk, the geographical or business area in which it originates, and even the sector or portfolio to which it belongs.

As part of this duty, the Risk and Compliance Committee also regularly monitored compliance with the metrics and limits established for financial year 2019, with the necessary detail and frequency to ensure adequate control of said indicators. To complete its control of the Risk Appetite Framework, the Committee received information about the key internal and external variables that affect the compliance of the Risk Appetite Framework, even if they are not directly part of it. All of this prior to its follow-up by the other corporate bodies with risk functions.

In addition to the foregoing, the Risk and Compliance Committee has received monthly information on the main credit risk operations approved by the committees of the Risk area in their respective areas of competency, as well as the Group’s most significant cases of credit exposure. Each month, the Risk and Compliance Committee also had access to information about the qualitative risk operations authorised by the Risk area.

6. Analyse, within its remit, risks associated with projects that are considered strategic for the Group or with corporate operations to be submitted to consideration by the Board of Directors or, where appropriate, to consideration by the Executive Committee and, where necessary, submit the corresponding report.

The Risk and Compliance Committee has analysed, in advance, the financial and non-financial risks of corporate operations submitted for consideration by the Executive Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

7. Analyse, prior to their submission to the Board of Directors or to the Executive Committee those risk operations to be submitted to their consideration.

During the 2019 financial year, no risk operations have been submitted for consideration by the Board of Directors or the Executive Committee, and therefore, the Risk and Compliance Committee has not had to perform this role in this financial year.

8. Examine whether the prices of the assets and liabilities offered to customers fully take into account the Bank’s business model and risk strategy and, if not, submit a plan to the Board of Directors aimed at rectifying the situation.

In 2019, the Committee received recurring information on the evolution of metrics and analysis in terms of profitability and capital, which evaluate the alignment of the resulting pricing in the financing and credit activity against the risk strategy and risk transfer in the Group.

Additionally, the Committee monitored the profitability of portfolios and businesses and the performance of the profitability indicators incorporated into the Risk Appetite Framework of the Company. All of this enabled the Committee to confirm that the prices of the assets and liabilities offered to customers were aligned with the Bank’s business model and risk strategy.

9. Participate in the process of establishing the remuneration policy, ascertaining that it is compatible with an adequate and effective risk management strategy and that it does not offer incentives to assume risks that exceed the level tolerated by the Company.

The Committee has been involved in establishing the multi-year performance indicators of the variable remuneration and the corresponding scales of achievement, analysing their alignment with sound, effective and prudent risk management.

10. Verify that the Company and the Group have means, systems, structures and resources that are consistent with best practices that enable them to implement their risk management strategy, ensuring that the Bank’s risk management mechanisms are adequate in relation thereto. All of this, in coordination with the remaining Board Committees, within their respective remits.

The Committee was informed of the Risk area’s structure, resources and incentive scheme as well as its means, systems and tools (including those in development stage), having verified that the Group has adequate resources in relation with its strategy.

11. Report, prior to any decisions that may have to be made by the Board of Directors, on all matters within its remit as provided for in the law, the Bylaws, the Regulations of the Board of Directors and the Risk and Compliance Committee Regulations.

The Risk and Compliance Committee participated in the review of the Group’s Recovery Plan with a view to assessing its alignment with the Risk Appetite Framework approved by the Group, with the help of the Risk and Finance areas, inter alia, before its submission and, if appropriate, approval by the appropriate corporate bodies.

The Committee also fulfilled this function to the extent and according to the specified herein for each of its functions.

12. Ensure compliance with applicable national and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to competition, and ensure that any requests for action or information made by official authorities on these matters are dealt with in due time and in an appropriate manner.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

13. Be informed on any breach of the applicable internal or external regulations, as well as the relevant events that the areas reporting to the Committee may have identified within their oversight and control functions. Likewise, the Committee shall be informed on those issues related to legal risks which may arise in the course of Group’s activity.

14. Examine draft codes of ethics and conduct and their respective modifications prepared by the corresponding area of the Group, and issue its opinion in advance of the proposals to be drawn up to the corporate bodies.

Regarding the functions outlined in paragraphs 12, 13 and 14 above, the Committee has regularly reviewed the Compliance area’s activity over the course of the financial year, overseeing the results of its examinations and the degree of progress in the implementation of planned measures in the different areas of action (e.g. conduct, markets, anti-money laundering); the monitoring of issues relating to MiFID regulations and bank transparency; the receipt of the corresponding independent expert reports on compliance, as well as all those issues that may have arisen from the Group’s activities in the area of compliance. The Committee has also been kept informed of the Annual Plan of the Compliance function approved, regularly assessing its degree of progress and achievement. Furthermore, the Committee has received information on the main legal risks to which the Group is currently exposed and has reviewed the Entity’s activity regarding personal data protection.

15. Be apprised of reports, documents or communications from external supervisory bodies, notwithstanding any communications made with the remaining committees with regard to their respective remits, and verify that the instructions, requirements and recommendations received from the supervisory bodies in order to correct the irregularities, shortfalls or inadequacies identified in the inspections performed are fulfilled in due time and appropriate manner.

The Committee was made aware of the major communications and inspections carried out by the Group’s supervisory bodies, whether national or foreign, being informed, where appropriate, of the recommendations, weaknesses or areas of improvement identified, as well as the action plans and other measures established by the relevant executive areas in order to overcome them in time.

16. Ensure the promotion of risk culture across the Group.

During the 2019 financial year, the Risk and Compliance Committee verified the progress and effectiveness of the various actions and initiatives drawn up by the Risk area to strengthen the risk culture in the Group, so as to enable employees to perform their functions in a secure environment, and to encourage the mitigation of risks to which their activities are exposed.

17. Supervise the Group’s criminal risk prevention model.

The Committee has also been informed of the main points of the BBVA Group’s Crime Prevention and Criminal Risk Management Model, as well as its development and the main work lines in this regard.

18. Review and supervise the systems under which Group professionals may confidentially report any irregularities in financial information or other matters.

The Committee has been informed by the head of the Compliance area —the unit responsible for promoting and ensuring, in an independent and objective manner, that BBVA acts with integrity, particularly in areas such as anti-money laundering, conduct with clients, security market conduct, anti-corruption and other areas that might pose a risk to BBVA’s reputation— of the functioning of the whistleblowing channel, as well as of the noteworthy aspects of the area.

In terms of organisational and operation rules, the Regulations of the Risk and Compliance Committee set out the operational principles, which lay down the basic rules of its organisation and functioning.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In particular, the Risk and Compliance Committee’s Regulations stipulate, inter alia, that the Committee shall meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agenda. The Regulations contain the procedure for the calling of ordinary and extraordinary meetings.

Executives responsible for the areas that manage matters within the Committee’s remits may be called to meetings, in particular the Regulation and Internal Control area and Risks area, and, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also call any other Bank employee or manager, and even arrange for them to attend without the presence of any other manager, while ensuring that the presence of persons outside the Committee during these meetings is limited to those cases where it is necessary and to the items of the agenda for which they are called.

The Committee may also, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be provided by experts or technical staff within the Group on grounds of specialisation or independence.

Other aspects relating to its organisation and operation will be subject to the provisions of the Committee’s own Regulations. All other matters not provided for in the aforementioned Regulations will be subject to the Regulations of the Board of Directors, insofar as they are applicable.

•	The Technology and Cybersecurity Committee: Duties relating to the Technology Strategy are:

•	Being informed, as appropriate, of the technology strategy and trends that may affect the Bank’s strategic plans, including through monitoring general industry trends.

•	Being informed, as appropriate, of the metrics established by the Group for management and control in the technological area, including the Group’s developments and investments in this area.

•	Being informed, as appropriate, of issues related to new technologies, applications, information systems and best practices that may affect the Group’s technological plans or strategy.

•	Being informed, as appropriate, of the main policies, strategic projects and plans defined by the Engineering Area.

•	Reporting to the Board of Directors and, where appropriate, to the Executive Committee, on matters related to information technologies falling within its remit.

To ensure compliance with these duties, the Technology and Cybersecurity Committee has performed the following duties:

•

Technology strategy: The Committee has been informed by the Engineering area of the Group’s technology strategy, as well as of the status and evolution of the various projects, systems, tools and developments integrated with the strategy, and receives a periodic report on the key performance indicators (KPIs) in this regard. The Committee has also been informed of the number of employees and level of investment required to effectively implement this strategy.

•

Development of new products and services: The Committee has been informed of the main projects that the Engineering area, together with the Group’s business areas and the Client Solutions area, has implemented or is planning to implement in developing new products and digital services targeted at the Group’s wholesale and retail customers.

•

Trend information: The Committee has received information regarding the main technological trends in the industry, and even in other important sectors, especially with regard to trends that may affect the Bank’s strategic plans.

Regarding the procedures and organisational and operational rules of the Technology and Cybersecurity Committee, the Committee’s operational principles are indicated in its own Regulations, which lay down the basic rules of its organisation and operation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In particular, the Technology and Cybersecurity Committee’s Regulations stipulate that, inter alia, the Committee shall meet whenever it is called by its Chair, who is empowered to call the Committee and to set the agenda for its meeting. The Regulations contain the procedure for the calling of ordinary and extraordinary meetings.

Executives responsible for the areas that manage matters within their remits may be called to meetings, as well as, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also call on any other Group employee or manager, and even arrange for them to appear without the presence of any other manager, while ensuring that the presence of non-Committee members at its meetings is limited to those cases where it is necessary and to the items of the agenda for which they are called.

The Committee may, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Other aspects of the organisation and operation of the Committee are included in the Regulations of the Committee. All other matters not provided for in the aforementioned Regulations will be subject to the Regulations of the Board of Directors, insofar as they are applicable.

•

Executive Committee: The main activities carried out by the Committee during the 2019 financial year included the monitoring of the monthly evolution of the Group and its business areas’ activity and results, its crucial role in ensuring the integrity, coordination, consistency and coherence of the Group’s strategic and prospective processes, such as the Strategic Plan, the Group’s Risk Appetite Framework (RAF), the ICAAP, the ILAAP, the Budget and planning of liquidity and financing, taking into account aspects common to all processes, such as macroeconomic perspectives, the regulatory and supervisory framework and corporate operations, and driving the integration of the strategic bases established by the Board into all processes.

Furthermore, the Committee has ensured the coherence and alignment of RAF with the strategy established by the Board of Directors and has reviewed and proposed the bases for the proposals upon which RAF has been drafted, which were submitted to the Board by the Risk and Compliance Committee.

The role of the Committee has also been extended to supporting the Board in matters of finance by analysing and monitoring the drafting of the Capital Plan and the Liquidity and Funding Plan prior to its submission to the Board.

The Committee also oversaw, monitored and controlled the Group’s risk management, it monitored the evolution of the risk profile and metrics; the most significant aspects relating to changes in the macroeconomic environment and other factors that impacted the Group’s management and activities over the course of the financial year; as well as any developments in BBVA share prices.

It also analysed the corporate transactions within its remit, as well as other matters or projects arising from the day-to-day management of business and supervised and approved new corporate policies.

Finally, the Committee monitored the legislative and regulatory developments affecting financial institutions, as well as the Group’s authorisation to appoint administrators in subsidiaries or investee companies, and the granting of the powers vested in the Group. It also oversaw matters relating to corporate governance and the roadshow. However, the competences held by the Committee in this regard were transferred to the Appointments and Corporate Governance Committee upon the approval of the amendments to the Committee Regulations, as outlined in this report.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

With respect to Section D (Related-party and Intragroup Transactions), see Notes 53 and 48 of the BBVA consolidated and individual Annual Financial Statements for the 2019 financial year, respectively. Section D.4 details the transactions conducted by Banco Bilbao Vizcaya Argentaria, S.A., at the close of the financial year, with the company issuing securities on international markets, carried out as part of ordinary trading related to the management of outstanding issuances, guaranteed by BBVA. Moreover, with respect to Section D.4, please refer to the section entitled “Offshore financial centres” in the BBVA Consolidated Management Report for the 2019 financial year.

Likewise, in relation with Section D.6, all members of the Board of Directors and BBVA Senior Management are subject to the provisions of the BBVA Code of Conduct and the Internal Standards of Conduct in the Securities Markets, which establish procedures and measures to identify, prevent and manage potential conflicts of interest. In particular, the Internal Standards of Conduct in the Securities Markets establishes that all persons subject to them must notify the head of their area or the Compliance unit of situations that could potentially and under specific circumstances may entail conflicts of interest that might compromise their impartiality, before they engage in any transaction or conclude any business in the securities market in which such may arise.

Furthermore, regarding Section D.7, BBVA has significant shareholdings in three listed companies that are neither subsidiaries nor part of the BBVA Group. As part of its ordinary trading, BBVA also has shareholdings in other listed companies, without this stake being significant nor these companies considered as subsidiaries that belong to the BBVA Group.

With respect to Section E.3, and as regards preliminary proceedings 96/2017 — investigation piece number 9 — for the services provided to the Bank by Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt), it should be noted that, since January 2019, this issue has been periodically reported to the Bank’s corporate bodies. This relates to both the Board committees within their remit (Audit Committee and Risk and Compliance Committee) as well as the Board of Directors as a whole. These bodies have driven and monitored internal investigation procedures, ensuring that the Bank fully cooperates with the authorities and develops a policy of transparency.

In addition to the above, throughout the 2019 financial year, the Bank’s management bodies have adopted several measures to reinforce the Bank’s internal control systems, the key elements of which are described in the “Compliance System” section of the Non-Financial Information report, included in the individual and consolidated Management Reports in which this Corporate Governance Report is included. This relates to: (i) the direct report of the heads of internal control and internal audit to the Board of Directors; (ii) approval of new policies and improvement in processes related to outsourcing, procurement and others; and (iii) reinforcement of the criminal prevention model.

It is also worth noting that the findings of the ongoing forensic investigation, which have been made available to the judicial authorities and are the basis of the legal investigation, indicate that neither the Executive Chairman of the Bank nor any of the current members of the Board of Directors are implicated, and it has not been proven that the Bank has committed any criminal activity.

In this regard, in the testimony given before the judge and prosecutors at the request of Central Investigating Court No. 6 of the Spanish National High Court, the Bank pleaded that it bears no criminal responsibility. It must also be noted that the criminal responsibility of legal persons is only legally enforceable from 2010.

It must also be stressed that to date the case has not impacted the Bank’s business, nor has it negatively impacted the Bank’s reputation indices, which are subject to recurrent monitoring by both the executive team and by its management bodies.

BBVA has created a specific section on its corporate website with information on issues related to the Cenyt case (https://www.bbva.com/en/specials/the-cenyt-case/).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Regarding adherence to codes of ethics or good practice, in 2011 BBVA’s Board of Directors approved the Bank’s adhesion to the CBPT (Código de Buenas Prácticas Tributarias — Code of Good Tax Practices) approved by the Large Corporations Forum according to the wording proposed by the Spanish Tax Agency (AEAT). The Group meets the obligations assumed as a result of this adherence and, during 2019, voluntarily prepared and submitted to the Spanish Tax Agency the “Annual Fiscal Transparency Report” for companies adhering to the CBPT. In this regard, the BBVA Group is also adhered since 2013 to the Code of Practice on Taxation for Banks promoted by British tax authorities, and has also met its obligations. Furthermore, BBVA is committed to implementing the provisions of the Universal Declaration of Human Rights and is a member of all major international initiatives for sustainable development, such as the Principles of United Nations Global Compact, the Equator Principles, the United Nations Principles for Responsible Investment, the United Nations Environment Programme Financial Initiative, the Green Bond Principles, the Social Bond Principles, the Green Loan Principles, the Thun Group of Banks on Human Rights CDP, the RE100 initiatives and the Science Based Targets, Grupo Español para el Crecimiento Verde (Spanish Green Growth Group) initiatives, as well as those of others conventions and treaties of international organisations such as the Organization for Economic Co-operation and Development and the International Labour Organization. Also, in 2019 BBVA signed, as a founding signatory, the Principles for Responsible Banking and joined the Collective Commitment to Climate Action as part of this year’s UN Secretary-General’s Climate Action Summit. Moreover, BBVA is firmly committed to the United Nations Sustainable Development Goals and the Paris Agreement on Climate Change, and, since 2017, the Bank has been part of the pilot group of banks committed to implementing the recommendations regarding financing and climate change published in July by the Financial Stability Board of the G20.

This annual corporate governance report was approved by the company’s Board of Directors on 10 February 2020.

List whether any directors voted against or abstained from voting on the approval of this report.

NO

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 12, 2020	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
	Title:	Corporate Secretary and Secretary of the Board of Directors